                                                      RULE NO. 424(b)(4)
                                                      REGISTRATION NO. 333-09163


PROSPECTUS
                               4,000,000 SHARES

                                    ------
                                    EVEREN
                                    ------

                           EVEREN CAPITAL CORPORATION

                                 COMMON STOCK

  All of the shares of Common Stock offered hereby are being sold by EVEREN Capital Corporation. Of the shares being offered, 3,200,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 800,000 shares are being offered initially outside of the United States and Canada by the International Underwriters. See "Underwriters." Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price was determined by agreement between the Company and the Underwriters in accordance with the recommendation of a "qualified independent underwriter" as required by the Conduct Rules of the National Association of Securities Dealers, Inc. See "Underwriters" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange under the symbol EVR, subject to notice of issuance.

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION NOR  HAS THE SECURI-
  TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
   THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                      UNDERWRITING
                                            PRICE     DISCOUNTS AND  PROCEEDS TO
                                          TO PUBLIC  COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share..............................    $18.50        $1.295        $17.205
--------------------------------------------------------------------------------
Total(3)...............................  $74,000,000   $5,180,000    $68,820,000
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses payable by the Company, estimated at $900,000.
(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 600,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If such option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $85,100,000, $5,957,000 and $79,143,000, respectively. See "Underwriters."

                               ----------------

  The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Katten Muchin & Zavis, counsel for the Underwriters. It is expected that delivery of the shares will be made on or about October 11, 1996 at the office of EVEREN Securities, Inc. in New York, New York, against payment therefor in immediately available funds.

EVEREN SECURITIES, INC.

                           MORGAN STANLEY & CO.
                                       INCORPORATED
                                                                LEHMAN BROTHERS

                                October 8, 1996

                                     [MAP]


  The Company intends to distribute to its stockholders annual reports containing consolidated financial statements audited by its independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Capitalized terms used but not defined in this summary are defined elsewhere in this Prospectus. Unless the context otherwise requires, as used in this Prospectus, "EVEREN" and the "Company" mean EVEREN Capital Corporation, a Delaware corporation ("EVEREN Capital") and the issuer of the Common Stock, and its subsidiaries. Unless otherwise indicated, numbers and percentages of shares outstanding in this Prospectus assume (i) no exercise of the Underwriters' over-allotment option and (ii) the consummation of the Transactions (as defined in "Company History"). This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  EVEREN is a full-service securities brokerage firm that provides a broad range of investment services and products primarily to individuals and also to institutions, corporations and municipalities. The Company's core strength is its retail operations which are focused on individual investors and which generated more than 70% of the Company's net revenues in each of the last three years. The Company also engages in capital markets, asset management and clearing activities that complement and capitalize on the strength of the Company's retail operations.

  In its retail business, the Company focuses on maintaining and developing strong client relationships in local and regional markets while providing the breadth and quality of services and products offered by national brokerage firms. Headquartered in Chicago, the Company operates its retail business through an integrated network of approximately 1,175 investment consultants located in 140 offices in 27 states. As of January 1, 1996, EVEREN was ranked as the twelfth largest brokerage firm in the United States based on number of retail investment consultants, according to the Securities Industry Association. As of June 30, 1996, EVEREN held over $38 billion of customer assets in more than 430,000 client accounts.

  EVEREN enjoys strong market positions in targeted regional markets with approximately 74% of its branch offices and 75% of its investment consultants located in the states of Illinois, California, Ohio, Wisconsin, Colorado and Texas. EVEREN's market penetration is primarily the result of the consolidation and integration in 1990 of five prominent predecessor firms to form a network of seasoned investment consultants. Annualized average production for the Company's investment consultants was $310,000 for the eight months ended
August 31, 1996 and, at that date, the Company's client assets per investment consultant averaged $28.4 million. Management believes that the experience of, and relationships developed by, its investment consultants help to differentiate the Company from its competitors in its targeted markets and enable the Company to more effectively access and serve clients. As of June 30, 1996, the Company's investment consultants averaged more than eight years of tenure with the Company and 16 years of experience in the securities brokerage industry. Based upon a confidential industry survey conducted by a third party, management believes that the productivity of its investment consultants exceeds that of most regional firms.

  The Company also provides a full range of equity and fixed income products, investment banking services and other capital markets products and services through approximately 265 professionals located in 14 offices in major cities in the United States. The Company is increasing the coordination of its investment banking, syndicate and trading activities and focusing those activities on middle market and growth companies in selectively targeted industries in which management believes the Company has specialized expertise. In addition, EVEREN is expanding its asset management business through a joint venture with Mentor Investment Group, Inc. ("Mentor"), an asset management company that has approximately $5.7 billion of assets under management. Through its subsidiary, EVEREN Clearing Corp. ("EVEREN Clearing"), the Company also provides securities clearing services to its trading and brokerage businesses and to approximately 30 correspondent firms.

  In September 1995, the Company became independent when its employees purchased it from Kemper Corporation ("Kemper") in the Buy-Out (as defined herein) for an aggregate cash price of $71.4 million ($55.0 million of which was funded by bank borrowings) plus $30.0 million of Exchangeable Preferred Stock (as defined herein), terms that EVEREN management considered to be attractive. As a result, the Company is currently employee-owned, with approximately 92% of the Company's current employees having an ownership interest. The Company experienced net losses in 1992, 1993, 1994 and 1995 of $38.4 million, $3.7 million, $2.2 million and $15.9 million, respectively. Since the Buy-Out, EVEREN has experienced improved growth and profitability. For the fourth quarter of 1995, its first full quarter as an independent entity, the Company reported net income of $6.2 million on net revenues of $131.3 million compared to net income of $0.7 million on net revenues of $114.2 million in the fourth quarter of 1994. For the six months ended June 30, 1996, the Company generated net income of $49.2 million, including a $30.2 million after-tax gain on the sale of a subsidiary, on net revenues of $282.0 million compared to a net loss of $2.7 million on net revenues of $233.6 million for the first six months of 1995. Management believes that the Company's independence and employee ownership have resulted in high levels of employee motivation, confidence and commitment, which have in turn contributed significantly to the Company's improved performance.

  The principal purpose of the offering is to increase EVEREN's equity capital and to facilitate its access to the public capital markets. Management believes, based on market indices, volume levels and recent initial public offering activity generally, that favorable conditions currently exist in the public equity markets. Accordingly, the offering is being implemented at this time.

  The Company is dedicated to expanding its retail brokerage franchise while increasing the proportion of revenues and profits contributed by its capital markets and asset management businesses. The Company continually focuses on enhancing its profitability through revenue growth and strict cost controls. Key elements of the Company's strategy include actions to:

 . Provide a high level of value-added service to clients. Management seeks to provide its retail investment consultants with a work environment and resources that enable them to offer clients service superior to that provided by most national brokerage firms and a range of products and services broader than those offered by most regional brokerage firms.

 . Increase penetration in existing markets. The Company targets select local markets in which its presence often equals or exceeds that of national brokerage firms. The Company is focused on achieving target market penetrations in most of its markets to realize operating efficiencies and develop a meaningful presence in such communities.

 . Grow client assets and increase asset management activity. The Company seeks to increase client wealth maintained at the Company by encouraging existing clients to maintain an increasing proportion of their financial assets with the Company through the introduction of new cash management accounts and by attracting new clients. The Company also intends to offer proprietary mutual fund products through its joint venture with Mentor and otherwise increase its asset management activities.

 . Expand capital markets activity. The Company intends to increase the origination of equity products primarily by focusing on select industry groups through coordinated research, investment banking, syndicate and trading efforts.

 . Pursue opportunistic acquisitions consistent with the Company's overall strategy. The Company will selectively pursue acquisition opportunities that either deepen penetration in its existing markets or add new, sufficiently penetrated markets to strengthen its franchise and further leverage its existing infrastructure.

 . Maintain rigorous cost discipline. The Company seeks to minimize operating costs by closely aligning its compensation structure to profitability targets and cost minimization goals and by converting fixed costs to variable costs where appropriate.

 . Maintain a conservative risk profile. The Company will continue to control the risks in each of its businesses by minimizing securities inventories, hedging to the extent practicable and subjecting each of its businesses to strict risk management guidelines.

                                  THE OFFERING

Common Stock offered by the Company.  4,000,000 shares
  U.S. Offering.....................  3,200,000 shares
  International Offering............  800,000 shares
Common Stock to be outstanding after  15,747,897 shares (1)
 the offering.......................
Dividend policy.....................  The Board of Directors intends to pay quarterly dividends of $.09 per share on
                                       the outstanding shares of Common Stock
                                       commencing in the fourth quarter of 1996.
Use of proceeds.....................  Approximately $36 million of the net proceeds to the Company from the offering
                                       will be used to repay the aggregate
                                       principal amount of indebtedness
                                       outstanding under the Loan Agreement (as
                                       defined herein). The remaining net
                                       proceeds will be used for general
                                       corporate purposes, including potential
                                       future acquisitions.
New York Stock Exchange symbol......  EVR

--------
(1) Based on shares outstanding at June 30, 1996. Excludes 1,120,625 shares of Common Stock subject to outstanding stock options as of June 30, 1996, at a weighted average exercise price of $7.48 per share, none of which is currently exercisable. See "Capitalization" and "Company Stock Plans."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

  The summary consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results for interim periods are not necessarily indicative of results to be expected during the remainder of the year or for any future period.

                          SIX MONTHS ENDED
                              JUNE 30,                 YEAR ENDED DECEMBER 31,
                          ----------------------  -----------------------------------------------------
                            1996          1995     1995         1994    1993         1992         1991
                          --------      --------  ------       ------  ------       ------       ------
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........    $300.5        $260.6  $543.2       $530.0  $673.7       $677.5       $663.7
Net revenues............     282.0         233.6   490.7        485.2   626.8        624.5        600.4
Total non-interest
 expenses...............     251.0         237.7   512.7(/2/)   497.9   628.3        652.0        593.9
Gain on sale of
 subsidiary.............      50.2           --      --           --      --           --           --
Income (loss) before
 taxes and cumulative
 effect of accounting
 changes................      81.2          (4.1)  (22.0)       (12.7)   (1.5)       (27.5)         6.5
Net income (loss).......    $ 49.2(/1/)   $ (2.7) $(15.9)(/2/) $ (2.2) $ (3.7)(/3/) $(38.4)(/4/) $  6.2
Earnings per share(/5/).  $   4.98
                          ========
Pro forma net income
 (loss) per share(/6/)..  $   3.41                $(1.04)
                          ========                ======

                                                       JUNE 30, 1996
                                             ----------------------------------
                                                          PRO     PRO FORMA AS
                                              ACTUAL   FORMA(/7/) ADJUSTED(/8/)
                                             --------- ---------- -------------
STATEMENT OF FINANCIAL CONDITION DATA:
Total assets................................ $ 1,767.4 $ 1,765.1    $1,797.1
Long-term obligations(/9/)..................     175.2     143.7       143.7
Stockholders' equity........................     195.9     190.8       258.7
Book value per share of Common Stock
 outstanding................................ $   16.23 $   16.24    $  16.43

                                   SIX MONTHS ENDED        YEAR ENDED
                                       JUNE 30,           DECEMBER 31,
                                   ------------------   ---------------------
                                     1996      1995     1995    1994    1993
                                   --------  --------   -----   -----   -----
OPERATING DATA:
After-tax return on average
 equity...........................     30.1%     (1.6)% (10.6)%  (1.4)%  (2.4)%
Compensation and benefits expense
 as a percentage of net revenues..     62.3%     65.9%   68.4%   67.6%   61.8%
Non-compensation and benefits
 expense as a percentage of net
 revenues.........................     26.8%     36.0%   36.1%   35.1%   38.5%
Assets in client accounts (at end
 of period) (in billions)......... $   38.2  $   33.0   $36.8   $31.0   $33.9

--------
(1) Includes a $50.2 million pre-tax ($30.2 million after-tax) gain on sale of subsidiary. See "Company History" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Includes $33.3 million pre-tax ($22.0 million after-tax) of non-recurring charges incurred in connection with the Buy-Out. See "Company History" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) After cumulative effect at January 1, 1993 of a change in accounting for income taxes of $5.5 million. See Note 2 of Notes to Consolidated Financial Statements.
(4) After cumulative effect at January 1, 1992 of a change in accounting for post-retirement benefits of $10.0 million.
(5) Earnings per share of Common Stock is not presented for periods other than the most recent period as historical per share information is not indicative of the Company's continuing capital structure.
(6) Pro forma net income per share of Common Stock is calculated by dividing net income for the period after eliminating the after-tax interest expense related to the Debentures (as defined herein) by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding from the beginning of the period, adjusted only for the number of shares of Common Stock sold in the offering the proceeds with respect to which will be used to repay indebtedness under the Loan Agreement (as defined herein).
(7) Reflects the Transactions. See "Company History" and "Capitalization".
(8) Reflects the sale of 4,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom (net of underwriting discounts, commissions and estimated offering expenses). See "Use of Proceeds" and "Capitalization."
(9) Consists of the Debentures and collateralized mortgage obligations backed by investments in mortgage-backed certificates. See "Company History."

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

VOLATILE NATURE OF THE SECURITIES BUSINESS

  The securities business is, by its nature, subject to significant risks, particularly in volatile or illiquid markets, including the risk of trading losses, losses resulting from the ownership or underwriting of securities, counterparty failure to meet commitments, customer fraud, employee fraud, issuer fraud, errors and misconduct, failures in connection with the processing of securities transactions and litigation.

  The Company's principal business activity, retail broker-dealer operations, as well as its investment banking, institutional sales, investment advisory, clearing and other services, are highly competitive and subject to various risks, volatile trading markets and fluctuations in the volume of market activity. The securities business is directly affected by many factors, including economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of the securities industry in the marketplace and the level and volatility of interest rates. These and other factors can contribute to lower price levels for securities and illiquid markets.

  Lower price levels of securities may result in (i) reduced volumes of securities, options and futures transactions, with a consequent reduction in commission revenues, (ii) losses from declines in the market value of securities held in trading, investment and underwriting positions and (iii) reduced management fees calculated as a percentage of assets managed. In periods of low volume, levels of profitability are further adversely affected because certain expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in the Company having difficulty selling securities, hedging its securities positions and investing funds under its management. Such negative market conditions, if prolonged, may also lower the Company's revenues from investment banking and other activities.

  As a result of the varied risks associated with the securities business, which are beyond the Company's control, the Company's commission and other revenues could be adversely affected. A reduction in revenues or a loss resulting from the underwriting or ownership of securities could have a material adverse effect on the Company's results of operations and financial condition. In addition, as a result of such risks, the Company's revenues and operating results may be subject to significant fluctuations from quarter to quarter and from year to year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995" and "--Quarterly Results."

SIGNIFICANT COMPETITION

  All aspects of the Company's business are highly competitive. The Company competes directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, dealers, investment banking firms, investment advisors and certain commercial banks and, indirectly for investment assets, with insurance companies and others. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital, financial and other resources than the Company. With respect to retail brokerage activities, certain of the regional firms with which the Company competes have operated in certain markets longer than has the Company and its predecessors and have established long-standing client relationships. In addition, the

Company expects competition from domestic and international commercial banks to increase as a result of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks relating to the sale of securities. Finally, the Company competes with others in the financial services industry with respect to the recruiting of new employees and the retention of current employees. See "-- Dependence on Key Personnel."

HISTORY OF NET LOSSES

  The Company experienced net losses in 1992, 1993, 1994 and 1995. Although the Company had net income of $49.2 million, including a $30.2 million after-tax gain on the sale of BETA Systems, Inc. ("BETA") for the six months ended June 30, 1996, there can be no assurance that the Company will achieve or sustain profitability in the future. Future operating results will depend on many factors, including demand for the Company's services, the Company's ability to maintain its client relationships and obtain new clients, the Company's ability to implement its strategies, the Company's success in attracting and retaining qualified personnel, the level of competition and the Company's ability to respond to competitive developments. There can be no assurance that the Company will be successful in addressing the risks presented by such factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

RISKS ASSOCIATED WITH IMPLEMENTATION OF THE COMPANY'S STRATEGIES; RISKS ASSOCIATED WITH ACQUISITIONS AND JOINT VENTURES

  The Company's strategies include potential further penetration of existing markets, entry into new markets and, particularly in the capital markets area, expansion of the services it provides. There can be no assurance that the Company will be able to successfully identify service or market opportunities that are complementary to the Company's operations. If the Company successfully identifies any such opportunities, there can be no assurance that the Company's lack of significant experience with respect to a new service or market will not hinder the Company's ability to successfully capitalize on such opportunity. In addition, there can be no assurance that any such opportunity will enhance the Company's business, results of operations or financial condition.

  To the extent the Company seeks to implement such strategies through strategic acquisitions, there can be no assurance that the Company will be able to successfully identify, acquire on favorable terms or integrate any acquisitions. If an acquisition is completed, there can be no assurance that such acquisition will enhance the Company's business, results of operations or financial condition. The Company may face competition for acquisition opportunities, which may inhibit the Company's ability to consummate attractive acquisitions on terms favorable to the Company. Although the Company is not currently in discussion with any acquisition candidates, a substantial portion of the Company's capital resources, including a portion of the proceeds of this offering, could be used for acquisitions. The Company may require additional debt or equity financing for future acquisitions, which financing may not be available on terms favorable to the Company, if at all. Finally, when acquiring a predominantly personal service business such as a securities brokerage firm, a need to provide financial or other incentives to the professionals and other employees of such firm could make any such acquisition difficult to consummate successfully.

  To the extent the Company seeks to implement such strategies through strategic joint ventures, many of the risks associated with acquisitions could be present. In addition, joint ventures may involve additional risks associated with lack of control. On July 25, 1996, the Company entered into a joint venture agreement with Mentor pursuant to which the Company will acquire an initial 20% ownership interest in Mentor. See "Business--Mentor Joint Venture."

RISKS ASSOCIATED WITH COST REDUCTION STRATEGY

  One of the Company's strategies is to reduce costs by converting certain costs from fixed to variable. There can be no assurance that the Company will successfully implement such strategy or that, if implemented, such strategy will enhance the Company's business, results of operations or financial condition. In addition, if the revenues of the Company increase, there may be a revenue level at which it would be advantageous for certain costs to be fixed as opposed to variable so that the Company could benefit from economies of scale relating to such costs.

  To the extent the Company implements such strategy by outsourcing support or other services to third-party providers, the Company may be subject to the risks associated with the lack of control over and lack of direct supervision of such services. The Company has recently outsourced its back office processing and quotation services to BETA, a former subsidiary of the Company. See "Company History." The failure, interruption or reduced quality of the services provided by BETA or other third-party service providers to the Company could have a material adverse effect on the Company's operating results.

DEPENDENCE ON KEY PERSONNEL

  Most aspects of the Company's business are dependent on highly skilled individuals. The Company devotes considerable resources to recruiting, training and compensating such individuals. In addition, one component of the Company's strategy is to increase market penetration by recruiting experienced investment consultants and new trainees. There can be no assurance that such recruiting efforts will be successful or, if successful, that they will enhance the Company's business, results of operations or financial condition. The Company has taken further steps to encourage individuals to remain in the Company's employ, including providing the opportunity for equity participation through the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Trust which is part of the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan (collectively, the "KSOP"), two employee stock purchase plans and an incentive compensation plan. Individuals employed by the Company may, however, choose to leave the Company at any time to pursue other opportunities. In past years, the Company has experienced significant net losses of investment consultants to its competitors. The level of competition for such personnel remains intense. The loss of key personnel could materially and adversely affect the Company's results of operations. See "Business-- Retail Brokerage Activities--Recruiting."

  In accordance with industry practice, one of the Company's methods for recruiting an experienced investment consultant is to offer such a recruit a substantial up-front payment based on past performance levels with his or her previous employer. Generally, the investment consultant must reimburse the Company for an up-front payment only if he or she does not remain employed with the Company for a specified period of time. There can be no assurance that the Company will receive an adequate return on such up-front payments. See "--Significant Competition" and "Business--Employees."

  The Company's success will depend to a significant extent on the efforts and abilities of its senior executive officers. The loss of a senior manager could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company has entered into employment agreements with nine of its current senior executives and while all members of senior management have unvested restricted stock and option grants, there can be no assurance that any of such persons will not voluntarily terminate his or her employment with the Company. See "Management--Employment Agreements."

DEPENDENCE ON OUTSIDE SOURCES OF FINANCING

  The Company, like others in the securities industry, relies on external sources to finance a significant portion of its day-to-day operations, principally customer margin account balances and certain transactions. The principal sources of the Company's cash and liquidity are commissions, collateralized repurchase agreements and collateralized bank loans. Liquidity management includes the monitoring of assets available to hypothecate or pledge against short-term borrowings. EVEREN Clearing maintains credit lines with seven banks aggregating approximately $585.0 million, of which $220.0 million (including $40.0 million of unsecured credit arrangements) had been drawn down as of June 30, 1996. Availability of financing to the Company can vary depending on market conditions, the volume of certain trading activities, credit ratings, credit capacity and the overall availability of credit to the financial services industry. There can be no assurance that the Company will continue to maintain its current access to these lines of credit or that adequate financing to support the Company's business will be available in the future on terms attractive to the Company, or at all.

PRINCIPAL TRANSACTIONS

  The Company's market making, underwriting and trading activities involve the purchase, sale or short sale of securities as principal. These activities involve the risks of changes in the market prices of such securities and of decreases in the liquidity of the securities markets, which could limit the Company's ability to resell securities purchased or to repurchase securities sold short. In addition, these activities subject the Company's capital to significant risk that counterparties will fail to perform their obligations.

RISKS ASSOCIATED WITH FEDERAL AND STATE REGULATION

  The Company's business is, and the securities and commodities industries are, subject to extensive regulation in the United States, at both the federal and state level. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets and not with protecting the interests of the Company's stockholders. In addition, self-regulatory organizations and other regulatory bodies in the United States, such as the Securities and Exchange Commission (the "SEC"), the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers, Inc. (the "NASD"), the Commodity Futures Trading Commission (the "CFTC"), the National Futures Association (the "NFA") and the Municipal Securities Rulemaking Board (the "MSRB"), require strict compliance with their rules and regulations. Failure to comply with any of these laws, rules or regulations, some of which are subject to interpretation, could result in a variety of adverse consequences including civil penalties, fines, suspension or expulsion, which could have a material adverse effect upon the Company.

  The laws and regulations, as well as governmental policies and accounting principles, governing the financial services and banking industries have changed significantly over recent years and are expected to continue to do so. During the last several years Congress has considered numerous proposals that would significantly alter the structure and regulation of such industries. The Company cannot predict which changes in laws or regulations, or in governmental policies and accounting principles, will be adopted, but such changes, if adopted, could materially and adversely affect the business and operations of the Company. See "Regulation."

NET CAPITAL REQUIREMENTS; HOLDING COMPANY STRUCTURE

  The SEC, the NYSE, the CFTC and various other securities and commodities exchanges and other regulatory bodies in the United States have rules with respect to net capital requirements which affect the Company. These rules have the effect of requiring that at least a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Compliance with the net capital requirements by EVEREN Securities, Inc. ("EVEREN Securities") and EVEREN Clearing could limit operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict the ability of the Company to withdraw capital from EVEREN Securities or EVEREN Clearing, even in circumstances where EVEREN Securities or EVEREN Clearing have more than the minimum amount of required capital, which, in turn, could limit the ability of the Company to pay dividends, implement its strategies, pay interest on and repay the principal of its debt and redeem or repurchase shares of outstanding capital stock. In addition, a change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation or amount of such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could have similar adverse effects. See "Capital Requirements."

LITIGATION

  Many aspects of the securities brokerage business involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action suits that generally seek substantial damages and other suits seeking punitive damages. Underwriters are subject to substantial potential liability for material misstatements and omissions in prospectuses and other communications with respect to underwritten offerings of securities. Like other securities brokerage firms, the

Company has been named as a defendant in class action and other suits and has in the past been subject to substantial settlements and judgments. See "Business--Legal Proceedings."

DEPENDENCE ON SYSTEMS

  The Company's business is highly dependent on communications and information systems. In addition, the Company has outsourced its back office processing and quotation services to BETA. See "Company History." Any failure or interruption of the Company's or BETA's systems could cause delays in the Company's securities trading activities and an inability to execute client transactions, which could have a material adverse effect on the Company's operating results. There can be no assurance that the Company or BETA will not suffer any such systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise, or that the Company's or BETA's back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

USE OF DERIVATIVE FINANCIAL INSTRUMENTS

  The Company enters into certain futures contracts, options contracts, forward agreements and interest rate agreements in the ordinary course of its business to hedge or modify exposures to interest rate fluctuations related to interest-sensitive securities in its inventory and to its unit investment trust origination activities. While the use of these derivatives allows the Company to better manage certain risks, derivatives also have risks that are similar in type to the risks of the cash market instruments to which their values are linked. For example, in times of market stress, sharp price movements or reductions in liquidity in the cash markets may be related to comparable or even greater price movements and reductions in liquidity in the derivative markets. Further, the risks associated with derivatives are potentially greater than those associated with the related cash market instruments because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk (the risk that a counterparty on a derivative transaction will not fulfill its contractual obligations), as well as legal, operational, reputational and other risks beyond those associated with the underlying cash market instruments to which their values are linked. The Company manages derivative related risks, including market, liquidity and credit risks, as part of its overall risk management policies and procedures. There can be no assurance that the Company's use of derivatives may not have a material adverse effect on its results of operations or financial condition in any period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Derivative Financial Instruments."

CONTROL OF THE COMPANY; ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS

  Upon the completion of this offering, the Company's current employees and directors, through the KSOP and otherwise, will own approximately 75% of the outstanding Common Stock. Accordingly, the employees and directors, if they and the KSOP trustee were to act as a group, would be able to elect all of the Company's directors, increase the authorized capital and otherwise control the policies of the Company. Upon the completion of the offering, the Company's Board of Directors will have the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Certain provisions of the Amended and Restated Certificate of Incorporation and the Restated By-Laws of the Company and the Company's preferred share purchase rights may be deemed to have anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might believe to be in his or her best interest including those attempts that might result in a premium over the market price for shares of the Common Stock. Such provisions may also adversely affect the market prices for the Common Stock. These provisions, with respect to the Company's Amended and Restated Certificate of Incorporation and Restated By-Laws, include the inability of the stockholders to take any action without a meeting or to call special meetings of stockholders, certain advance notice procedures for nominating candidates for election as directors and for submitting proposals for consideration at stockholders' meetings, and limitations on the ability to remove directors and the filling of vacancies on the Board of Directors. The Company is also subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company.

ABSENCE OF PRIOR MARKET FOR COMMON STOCK

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market will develop or, if developed, be sustained following this offering. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters, based upon several factors. See "Underwriters" for a discussion of the factors to be taken into account in determining the initial public offering price. Certain factors, such as fluctuations in operating results of the Company or its competitors and market conditions generally, could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance of such companies. Accordingly, the market price of the Common Stock may decline even if the Company's operating results or prospects have not changed.

SHARES ELIGIBLE FOR FUTURE SALE

  Sale of a substantial number of shares of Common Stock in the public market, whether by purchasers in this offering or other stockholders of the Company, could adversely affect the prevailing market price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities. There will be 15,747,897 shares of Common Stock outstanding immediately after completion of this offering, 15,349,302 of which will be freely tradeable in the public markets, subject in certain cases to the volume and other limitations set forth in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and certain 180-day lock-up agreements with the Underwriters. See "Shares Eligible for Future Sale," "Dilution" and "Underwriters."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of Common Stock in this offering will experience immediate dilution in net tangible book value of $2.07 per share, based on an initial public offering price of $18.50 per share. To the extent that currently outstanding options to purchase Common Stock are exercised, purchasers of Common Stock will experience additional dilution. See "Dilution."

FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements may be deemed to include the Company's plans to identify emerging trends and industries, expand the range of services it offers, increase the number of its investor and company clients, increase its principal investment activities and increase the number of its personnel. Actual results could differ from those projected in any forward-looking statements for the reasons detailed in the other sections of this "Risk Factors" portion of, and elsewhere in, this Prospectus.

                                COMPANY HISTORY

  EVEREN was formed through the consolidation in 1990 of five well-established regional brokerage firms that had been acquired by Kemper in the 1980s. The names of these brokerage firms, the regions in which they operated, their headquarters and the years in which they were founded are set forth below.

                                                                     YEAR
          PREDECESSOR FIRM       REGION          HEADQUARTERS        FOUNDED
          ----------------       ------          ------------        -------
      Bateman Eichler, Hill      West Coast      Los Angeles          1931
       Richards, Incorporated
      Blunt Ellis & Loewi        Midwest         Milwaukee; Chicago   1928
       Incorporated
      Boettcher & Company, Inc.  Rocky Mountains Denver               1910
      Lovett Underwood           Texas           Houston              1981
       Neuhaus & Webb, Inc.
      Prescott, Ball &           Eastern Midwest Cleveland; New York  1934
       Turben, Inc.

  Following the consolidation, EVEREN operated as a subsidiary of Kemper and conducted its business under the "Kemper" name. Kemper was a financial services holding company principally engaged in the asset management and life insurance businesses. Management believes that ownership uncertainty surrounding the Company beginning in 1992, and then surrounding Kemper in 1994 and 1995, adversely affected the Company's ability to retain investment consultants, the productivity of the Company's brokerage network and the Company's investment banking and related revenues. See "Risk Factors--History of Net Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  On September 13, 1995 the KSOP purchased 96.6% of the then outstanding Common Stock from Kemper (the "Buy-Out"), with the remainder being acquired by members of management. As a result, substantially all of the Common Stock is owned by the Company's employees either directly or through the KSOP. See "Company Stock Plans--The KSOP." In connection with the Buy-Out, the holders of Kemper's common stock received a distribution of shares (the "Preferred Distribution") of the Company's Series A Exchangeable Preferred Stock (the "Exchangeable Preferred Stock"), which shares were subsequently exchanged for EVEREN's 13.5% Junior Subordinated Debentures due 2007 (the "Debentures"). The sources and applications of funds and other consideration related to the Buy-Out are set forth in the following table (in millions):

      Sources of funds:
        Cash:
          Previously held in the KSOP................................... $ 16.4
          Short term bank loan..........................................   25.0
          Long term bank loan...........................................   30.0
        Non-cash consideration from the Company to Kemper:
          Exchangeable Preferred Stock..................................   30.0
                                                                         ------
            Total Sources............................................... $101.4
                                                                         ======
      Applications of funds:
        Cash:
          KSOP payment to Kemper for Company Common Stock............... $ 71.4
        Non-cash consideration from the Company to Kemper:
          Exchangeable Preferred Stock..................................   30.0
                                                                         ------
            Total Applications.......................................... $101.4
                                                                         ======

  Following the Buy-Out, a portion of the shares of Common Stock held in the KSOP but not yet allocated to the account of any specific KSOP participant were reoffered (i.e., KSOP participants were given an opportunity to allocate a portion of their plan account assets previously otherwise invested to an investment in such shares) and sold to the Company's employees. Approximately two-thirds of all eligible employees participated, voluntarily allocating a total of $29.6 million of their retirement funds to an investment in Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Equity Participation of Employees" and "Company Stock Plans."

  Since the Buy-Out, management has focused on building stockholder value by emphasizing the Company's core retail and capital markets operations and continuing to reduce costs. Management believes that the Company's improved operating performance and revitalized focus result in great part from the benefits of independence and employee ownership, as well as the implementation of key initiatives since the Buy-Out. See "Business--Strategy."

  On April 30, 1996 the Company sold BETA, a back office processing and quote services subsidiary. Aside from exiting a non-core business, this divestiture, and the operating agreements entered into with BETA in connection with it, have enabled the Company to reduce data processing costs and quote services expenses.

  On July 25, 1996 the Company entered into a joint venture agreement (the "JVA") pursuant to which it will acquire an initial 20% ownership interest in Mentor, the asset management subsidiary of Wheat First Butcher Singer, Inc. ("Wheat"), a Mid-Atlantic based regional securities brokerage firm, for no direct cash consideration. Mentor currently has approximately $5.7 billion in assets under management, up from $1.0 billion in early 1993, and offers seven distinct investment styles through retail mutual funds, institutional mutual funds and separately managed portfolios. The JVA calls for the Company to transfer money market mutual fund assets (currently approximately $2.8 billion) held in client accounts, with certain exceptions, to Mentor-sponsored funds by December 31, 1996. The JVA also entitles the Company to earn an additional equity interest in Mentor not later than late 1998, up to a maximum 50% ownership interest, based on revenues generated by assets attributable to the Company's clients. The Company will account for the joint venture as an equity investment. See "Business--Mentor Joint Venture" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Company Developments."

  The Company has also been committed to improving its balance sheet following the Buy-Out. In connection with the Buy-Out, the Company incurred $55.0 million of bank debt related to the KSOP. This indebtedness was retired in full by May 1, 1996, some 39 months ahead of schedule. On June 17, 1996 the Company exchanged all of its outstanding Exchangeable Preferred Stock for an aggregate $32.2 million principal amount of Debentures. On July 30, 1996 the Company called all of the outstanding Debentures for redemption on September 16, 1996 for an aggregate redemption price of $36.0 million (the "Redemption"). The Redemption was funded primarily with borrowings under a Loan Agreement among the Company, LaSalle National Bank and The Bank of New York (the "Loan Agreement"). The Company intends to repay such borrowings with a portion of the net proceeds from the offering. See "Use of Proceeds."

  In addition to the Redemption, subsequent to June 30, 1996 and prior to the consummation of this offering, the Company has completed the following transactions: (i) the repurchase, in accordance with the terms of the KSOP, of an aggregate 322,832 shares of Common Stock that had been allocated to the KSOP accounts of certain BETA employees, (ii) the payment by the Company of a cash dividend of $1.18 per share on its outstanding Common Stock ($13.9 million in the aggregate), (iii) the application by the KSOP of $13.6 million to repay indebtedness owed by the KSOP to the Company, (iv) the allocation upon such repayment to the accounts of employee KSOP participants of all shares of Common Stock held in the KSOP that had not been allocated previously, (v) the reclassification of 107,400 vested and 108,750 unvested shares, and unvested options on an additional 183,750 shares of the Company's nonvoting common stock, into an identical number of vested and unvested shares of Common Stock and options, and (vi) the obtaining of $36.0 million in bank borrowings under the Loan Agreement to finance the Redemption. The Redemption and the transactions described in clauses (i) through (vi) above are collectively referred to as the "Transactions."

  EVEREN Capital was incorporated in Delaware in May 1995 in anticipation of the Buy-Out. The business acquired by EVEREN Capital in the Buy-Out was, and continues to be, operated primarily by EVEREN Securities and EVEREN Clearing. EVEREN Capital conducts business primarily through EVEREN Securities and has no operations of its own. The primary asset of EVEREN Capital is all of the common stock of EVEREN Securities Holdings, Inc. ("ESHI"), which in turn owns all the outstanding stock of EVEREN Securities and other related companies. As used in this Prospectus, the "Company" and "EVEREN" refer, prior to the Buy-Out, to ESHI and its subsidiaries, and following the Buy-Out, to EVEREN Capital and its subsidiaries. EVEREN Capital's principal executive offices are located at 77 West Wacker Drive, Chicago, Illinois 60601 and its telephone number is (312) 574-6000.

                                DIVIDEND POLICY

  Following consummation of this offering, the Company's Board of Directors intends to pay a quarterly dividend of $.09 per share on the outstanding shares of Common Stock commencing in the fourth quarter of 1996. The timing and amount of future dividends will be determined by the Board of Directors and will depend upon a number of factors, including the Company's earnings, financial condition and cash requirements at the time such payment is considered. Furthermore, the net capital rules of various regulatory bodies impose limitations on the payment of dividends by the Company. See "Capital Requirements" and "Description of Capital Stock."

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1996, pro forma for the Transactions, was $190.8 million, or approximately $16.24 per share of Common Stock. See "Capitalization" and "Selected Consolidated Historical Financial and Operating Data." Net tangible book value per share represents the amount of the Company's tangible assets prior to the sale of the shares offered hereby, less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the shares of Common Stock offered hereby (at an initial public offering price of $18.50 per share, after deducting underwriting discounts, commissions and estimated offering expenses), the pro forma net tangible book value of the Company as of June 30, 1996 would have been $258.7 million, or approximately $16.43 per share. This represents an immediate increase of $0.19 per share to existing stockholders and an immediate dilution of $2.07 per share to new investors. The following table illustrates this per share dilution:

      Initial public offering price per share(1).................        $18.50
      Pro forma net tangible book value per share as of June 30,
       1996...................................................... $16.24
      Increase in net tangible book value per share attributable
       to new investors..........................................    .19
                                                                  ------
      Pro forma net tangible book value per share after the
       offering..................................................         16.43
                                                                         ------
      Dilution in net tangible book value per share to new
       investors.................................................        $ 2.07
                                                                         ======

--------
(1)Before deducting underwriting discounts, commissions and estimated offering expenses.

  The following table summarizes, on a pro forma basis as of June 30, 1996, after giving effect to the offering, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock offered hereby:

                                SHARES PURCHASED   TOTAL CONSIDERATION
                               ------------------ ---------------------  AVERAGE
                                                     AMOUNT               PRICE
                                 NUMBER   PERCENT (IN MILLIONS) PERCENT PER SHARE
                               ---------- ------- ------------- ------- ---------
      Existing stockholders... 11,747,897   74.6%   $ 82,275      52.6%   $7.00
      New investors...........  4,000,000   25.4      74,000      47.4    18.50
                               ----------  -----    --------     -----
          Total............... 15,747,897  100.0%   $156,275     100.0%
                               ==========  =====    ========     =====

  The foregoing computations exclude 1,120,625 shares of Common Stock subject to outstanding stock options as of June 30, 1996 at a weighted average exercise price of $7.48 per share. None of such options are currently exercisable. To the extent that any of such options is exercised, there will be further dilution to new investors.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Common Stock offered hereby, after deducting underwriting discounts, commissions and estimated offering expenses, are estimated to be approximately $67.9 million ($78.2 million if the U.S. Underwriters' over-allotment option is exercised in full). The principal purpose of the offering is to increase EVEREN's equity capital and to facilitate its access to the public capital markets. Management believes, based on market indices, volume levels and recent initial public offering activity generally, that favorable conditions currently exist in the public equity markets. Accordingly, the offering is being implemented at this time.

  Approximately $36 million of the net proceeds will be used to repay the aggregate principal amount of borrowings under the Loan Agreement, which borrowings were incurred to redeem the Debentures, which had an interest rate of 13.5% and would have matured on September 15, 2007. The interest rate on the borrowings under the Loan Agreement (which matures on September 15, 1997, unless extended) is the London Interbank Offered Rate ("LIBOR") plus 1.75% (7.48% as of August 31, 1996). The remaining net proceeds to be received by the Company from the offering will be used for general corporate purposes, including potential future acquisitions. Pending such uses, the proceeds will be invested in short-term securities or used to reduce short-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the Company's consolidated capitalization as of June 30, 1996 (i) on an actual basis, (ii) on a pro forma basis to reflect the Transactions and (iii) on a pro forma as adjusted basis to reflect the Transactions, receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered hereby (after deducting underwriting discounts, commissions and estimated offering expenses) and the application of the net proceeds therefrom. See "Use of Proceeds." This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                              JUNE 30, 1996
                                       ------------------------------------
                                                                  PRO FORMA
                                                   PRO               AS
                                        ACTUAL    FORMA           ADJUSTED
                                       --------  --------         ---------
                                             (IN THOUSANDS)
LIABILITIES:
  Bank loans payable.................. $220,000  $256,000(/1/)    $220,000(/2/)
                                       --------  --------         --------
  Debentures..........................   31,542       -- (/3/)         --
STOCKHOLDERS' EQUITY:
  Common Stock, $.01 par value per
   share..............................      119       121(/4/)         161(/5/)
  Nonvoting common stock, $.01 par
   value per share....................        2       -- (/4/)         --
  Additional paid-in capital..........  168,638   173,550(/6/)     241,430(/7/)
  Unrealized gain (loss) on available-
   for-sale securities, net of income
   taxes..............................   (4,698)   (4,698)          (4,698)
  Unearned KSOP shares................  (13,611)       -- (/8/)        --
  Unearned restricted stock...........   (1,444)   (1,444)          (1,444)
  Treasury stock, at cost.............     (210)   (5,088)(/9/)     (5,088)
  Retained earnings (since January 1,
   1996)..............................   47,095    28,322(/1//0/)   28,322
                                       --------  --------         --------
     Total stockholders' equity.......  195,891   190,762          258,683
                                       --------  --------         --------
        Total capitalization.......... $447,433  $446,762         $478,683
                                       ========  ========         ========

--------
(1) Reflects bank borrowings of $36.0 million under the Loan Agreement to finance the Redemption.
(2) Reflects the repayment of such $36.0 million of bank borrowings with a portion of the proceeds from the offering.
(3) Reflects the Redemption.
(4) Reflects the reclassification of 107,400 vested and 108,750 unvested shares and unvested options on an additional 183,750 shares of the Company's nonvoting common stock into an identical number of vested and unvested shares of Common Stock and unvested options for an identical number of shares of Common Stock.
(5) Reflects the par value of 4,000,000 shares issued in connection with the offering.
(6) Reflects the receipt, in connection with the dividend referred to in footnote 10 below, of $3.8 million under the indemnification arrangement entered into between the Company and Kemper at the time of the Buy-Out and a credit of approximately $1.1 million for the excess of the fair value over cost of shares released to the KSOP and subsequently allocated to participants.
(7) Reflects the net proceeds, in excess of par value, from the offering.
(8) Reflects the allocation of Common Stock to employee participant accounts upon the KSOP's repayment of indebtedness owed to the Company with proceeds from the dividend referred to in footnote 10 below and additional employer contributions through the offering date.
(9) Reflects the repurchase, for approximately $4.9 million in accordance with the terms of the KSOP, of 322,832 shares of Common Stock that had been allocated to the KSOP accounts of certain BETA employees.
(10) Reflects the payment on August 5, 1996 of a $13.9 million cash dividend ($1.18 per share) on the outstanding Common Stock, a $3.0 million after-tax extraordinary charge related to the anticipated early extinguishment of debt in the Redemption and approximately $2.0 million of compensation expense related to the release of the remaining unearned shares of Common Stock to the KSOP.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

  The following table includes summary historical consolidated financial data for the Company which was derived from the Consolidated Financial Statements of the Company. The summary consolidated statement of financial condition data at December 31, 1995 and the summary consolidated statement of operations data for the year ended December 31, 1995 were derived from the audited Consolidated Financial Statements and the Notes thereto of EVEREN included elsewhere in this Prospectus. The summary consolidated statement of financial condition data at December 31, 1994 and the summary consolidated statement of operations data for each of the years in the two-year period ended December 31, 1994 were derived from the audited Consolidated Financial Statements and the Notes thereto of ESHI included elsewhere in this Prospectus. The summary consolidated statement of financial condition data at December 31, 1993, 1992 and 1991 and the summary consolidated statement of operations data for each of the years in the two-year period ended December 31, 1992 have been derived from audited financial statements of ESHI which are not included in this Prospectus. The summary consolidated statement of financial condition data as of June 30, 1996 and 1995 and the summary consolidated statement of operations data for the six months ended June 30, 1996 and 1995 were derived from unaudited Consolidated Financial Statements of EVEREN included elsewhere in this Prospectus and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of EVEREN for such periods. The results for the year ended December 31, 1995 and the six-months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1996. The related consolidated financial data should be read together with the Consolidated Financial Statements of EVEREN and ESHI and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                          SIX MONTHS ENDED
                              JUNE 30,                       YEAR ENDED DECEMBER 31,
                          ----------------------   ----------------------------------------------------------------
                            1996          1995       1995           1994       1993           1992           1991
                          --------      --------   --------       --------   --------       --------       --------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Commissions............  $  117.7      $   89.5   $  190.4       $  180.5   $  241.1       $  227.3       $  222.5
 Principal
  transactions..........      65.3          57.6      122.1          119.1      158.5          166.0          166.1
 Investment banking.....      27.0          23.4       47.1           61.9      105.3          120.7           87.0
 Asset management.......      27.7          25.8       53.3           51.5       49.8           46.9           42.5
 Other..................      25.3          23.1       49.1           43.2       44.9           35.7           51.1
 Interest...............      37.5          41.2       81.2           73.8       74.1           80.9           94.5
                          --------      --------   --------       --------   --------       --------       --------
   Total revenues.......     300.5         260.6      543.2          530.0      673.7          677.5          663.7
 Interest expense.......      18.5          27.0       52.5           44.8       46.9           53.0           63.3
                          --------      --------   --------       --------   --------       --------       --------
   Net revenues.........     282.0         233.6      490.7          485.2      626.8          624.5          600.4
                          --------      --------   --------       --------   --------       --------       --------
Non-interest expenses:
 Compensation and
  benefits..............     175.6         154.0      335.5          328.0      387.1          403.7          377.9
 Brokerage and
  clearance.............       6.8           5.5       11.4           11.5       15.1           17.9           22.1
 Communications.........      19.9          21.4       41.8           41.3       49.2           50.1           48.7
 Occupancy and
  equipment.............      20.3          22.1       54.5           46.4       48.7           48.8           50.3
 Promotional............       8.4           6.5       13.5           18.9       22.4           25.0           17.0
 Other..................      20.0          28.2       56.0           51.8      105.8          106.5           77.9
                          --------      --------   --------       --------   --------       --------       --------
   Total non-interest
    expenses............     251.0         237.7      512.7(/2/)     497.9      628.3          652.0          593.9
 Gain on sale of
  subsidiary............      50.2(/1/)      --         --             --         --             --             --
                          --------      --------   --------       --------   --------       --------       --------
Income (loss) before
 taxes and cumulative
 effect of accounting
 changes................      81.2          (4.1)     (22.0)         (12.7)      (1.5)         (27.5)           6.5
Income tax (expense)
 benefit................     (32.0)          1.4        6.1           10.5        3.3           (0.9)          (0.3)
                          --------      --------   --------       --------   --------       --------       --------
Net income (loss) before
 cumulative effect of
 accounting changes.....      49.2          (2.7)     (15.9)          (2.2)       1.8          (28.4)           6.2
                          --------      --------   --------       --------   --------       --------       --------
Net income (loss).......  $   49.2(/1/) $   (2.7)  $  (15.9)(/2/) $   (2.2)  $   (3.7)(/3/) $  (38.4)(/3/) $    6.2
                          ========      ========   ========       ========   ========       ========       ========
Earnings per share(/4/).  $   4.98
                          ========
Pro forma net income
 (loss) per share(/5/)..  $   3.41                 $  (1.04)
                          ========                 ========
STATEMENT OF FINANCIAL
 CONDITION DATA (AT END
 OF PERIOD):
Total assets............  $1,767.4      $1,817.7   $2,550.6       $1,554.7   $1,632.4       $2,007.3       $1,790.8
Long-term
 obligations(/6/).......     175.2         313.3      160.7          289.4      285.7          389.1          444.3
Stockholders' equity....     195.9         164.5      131.6          167.2      150.5          154.1          192.5
Book value per share of
Common Stock
outstanding(/7/)........  $  16.23
OPERATING DATA:
After-tax return on
 average equity.........      30.1%         (1.6)%    (10.6)%         (1.4)%     (2.4)%        (22.2)%          3.2%
Compensation and
 benefits expense as a
 percentage of net
 revenues...............      62.3%         65.9%      68.4%          67.6%      61.8%          64.6%          62.9%
Non-compensation and
 benefits expense as a
 percentage of net
 revenues...............      26.8%         36.0%      36.1%          35.1%      38.5%          39.8%          36.0%
Assets in client
 accounts (at end of
 period) (in billions)..  $   38.2      $   33.0   $   36.8       $   31.0   $   33.9            N/A            N/A

-------
(1) Includes a $50.2 million pre-tax ($30.2 million after-tax) gain on the sale of BETA. See "Company History" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Includes $33.3 million pre-tax ($22.0 million after-tax) of non-recurring charges incurred in connection with the Buy-Out. See "Company History" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) After cumulative effect at January 1, 1992 of a change in accounting for post-retirement benefits of $10.0 million and at January 1, 1993 of a change in accounting for income taxes of $5.5 million. See Note 2 of Notes to Consolidated Financial Statements.
(4) Earnings per share of Common Stock is not presented for periods other than the most recent period as historical per share information is not indicative of the Company's continuing capital structure.
(5) Pro forma net income per share of Common Stock is calculated by dividing net income for the period, after eliminating the after-tax interest expense related to the Debentures by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during the period, adjusted only for the number of shares of Common Stock sold in the offering the proceeds with respect to which will be used to repay indebtedness under the Loan Agreement.
(6) Consists of the Debentures and collateralized mortgage obligations backed by investment in mortgage-backed certificates. See "Company History."
(7) Book value per share of Common Stock outstanding is not presented for periods other than the most recent period as such presentation would not be meaningful.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with "Selected Historical Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto, each appearing elsewhere in this Prospectus. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" contained elsewhere in this Prospectus.

BUSINESS ENVIRONMENT

  The Company's principal business activity, retail broker-dealer operations, as well as its investment banking, institutional sales, investment advisory, clearing and other services, are highly competitive and subject to various risks, volatile trading markets and fluctuations in the volume of market activity. As a result, the Company's revenues and earnings have been, and may continue to be, subject to wide fluctuations including economic and securities market conditions, changes in interest rates, competitive conditions within the industry and regulatory developments. Consequently, the results of operations for a particular period may not be indicative of results to be expected for other periods.

  Industry market conditions were generally favorable during 1995 and the first six months of 1996. However, in 1994 an environment of rising interest rates, which began in February of that year, caused price and liquidity volatility in the fixed income securities markets which, in turn, adversely impacted revenues in fixed income securities. Also, in early 1994 a downturn in the retail sector of the securities industry contributed to reduced retail production. By mid-1995 interest rates stabilized and began to trend downward, positively impacting fixed income securities prices and both the institutional and the retail sectors of the securities industry. In addition, favorable economic conditions created a stronger retail demand for equity securities and related products beginning in mid-1995 and continuing through the first six months of 1996.

COMPANY DEVELOPMENTS

  Management believes that, until the Buy-Out, ownership uncertainty adversely impacted the Company in a number of areas, most notably the Company's ability to recruit and retain qualified revenue-producing personnel, the productivity of the Company's retail branch network and the Company's participation in investment banking transactions. As a result of these ownership uncertainties and increased market volatility, management implemented a defensive strategy focusing on the retention of the Company's then existing workforce, a resizing of its operations and general cost containment. Management believes that all of the aforementioned factors depressed the Company's performance, despite generally favorable market conditions during much of this time period. With the Buy-Out in September 1995, the ownership uncertainty was resolved. In anticipation of, and in conjunction with, the Buy-Out, the Company incurred several non-recurring charges during the third quarter of 1995 as discussed below under "--Results of Operations." Management believes ownership resolution has contributed to a significant turnaround in the Company's profitability, aided in the retention and recruitment of quality employees and enabled the Company to implement certain strategic initiatives. See "Business--Strategy."

  Effective January 1, 1996 the Company implemented a quasi-reorganization and revalued its assets and liabilities to fair value as of that date. This revaluation resulted in a reduction in net assets of $3.7 million. The quasi-reorganization also resulted in the transfer of the accumulated deficit as of January 1, 1996 of $306.5 million to additional paid-in capital. Such revaluation has not had and will not in the future have any significant impact on the operating results of the Company. The balance in retained earnings at June 30, 1996 represents the accumulated net earnings available to common stockholders arising subsequent to the date of the quasi-reorganization. The quasi-reorganization as of January 1, 1996 was effected in order to reflect the emergence of the Company as a new organization, signal the end of its transition from a wholly-owned subsidiary to a fully independent company and enable the Company to present more accurately the new organization's cumulative performance.

  Consistent with its strategy of focusing on its core retail and capital markets businesses, on April 30, 1996 the Company completed the sale of BETA for $63.5 million. The sale, which resulted in a pre-tax gain of approximately $50.2 million and an after-tax gain of approximately $30.2 million, is reflected in the Company's second quarter results. Based upon an internal financial analysis, management believes that the loss of BETA's net income will be more than offset by increased net interest income combined with reduced data processing and quote services expenses resulting from new five-year operating agreements executed in connection with the sale.

  On June 17, 1996 the Company exchanged all of its outstanding Exchangeable Preferred Stock for an aggregate $32.2 million principal amount of the Debentures. On July 30, 1996 the Company issued a notice calling all of the outstanding Debentures for redemption on September 16, 1996 at a price of 112% of principal or $36.0 million, plus accrued interest. This redemption was funded principally through $36.0 million of borrowings under the Loan Agreement and will result in an extraordinary charge of approximately $3.0 million after-tax in the quarter ending September 30, 1996 due to the early extinguishment of debt. The Company intends to use a portion of the net proceeds from the offering to repay the borrowings under the Loan Agreement. See "Use of Proceeds."

  On July 25, 1996 the Company entered into the JVA, pursuant to which it will acquire an initial 20% ownership interest in Mentor for no direct cash consideration. Under the terms of the JVA, the Company's ownership interest may increase to as much as 50%. This joint venture will be accounted for as an equity investment, and future operating results will include the Company's proportionate share of the earnings or losses of Mentor. See "Business--Mentor Joint Venture."

  On August 5, 1996 the Company paid a cash dividend of $1.18 per share on its shares outstanding as of July 23, 1996. This dividend allowed the KSOP to repay its remaining loan balance to the Company, incurred in connection with the Buy-Out, and allowed the release of substantially all of the remaining unallocated KSOP shares to employee participant accounts. This release of unallocated KSOP shares required the recording of compensation expense of approximately $3.4 million (after-tax) which is included in the Company's results of operations for the period ended June 30, 1996. As a result of this dividend and the repayment by the KSOP of the loan with the proceeds thereof, all shares held in the KSOP will be treated as outstanding in the Company's future financial statements. Accordingly, future share dilution and compensation expense, which would have occurred had such shares been released over the expected remaining 39-month term of the loan, will be eliminated.

EQUITY PARTICIPATION OF EMPLOYEES

  Substantially all of the current outstanding Common Stock is owned by the Company's employees either directly or indirectly through the KSOP. Management believes that significant employee ownership fosters a culture that encourages strong performance and provides employees the opportunity to participate in the future performance of the Company.

  On September 13, 1995 the KSOP purchased 10,437,781 shares of Common Stock, representing 96.6% of the then outstanding shares of Common Stock, from Kemper in the Buy-Out. Kemper agreed to indemnify the Company for the first $20.0 million of employer contributions (other than 401(k) contributions) to the KSOP. As of June 30, 1996, Kemper had paid $16.2 million of such first $20.0 million to the Company pursuant to such agreement. The Company received the remaining $3.8 million following the August 5, 1996 dividend payment. The receipt of such payments is recorded as additional paid-in capital and is not reflected in the Company's Statement of Operations.

  Immediately following the Buy-Out, 3,654,685 shares of Common Stock held in the KSOP but not yet allocated to the account of any specific KSOP participant were reoffered (i.e., KSOP participants were given an opportunity to allocate a portion of their plan account assets previously otherwise invested to an investment in such shares) to KSOP participants in an aggregate amount not to exceed $25.0 million (the "Founders' Offering"). The price per share in the Founders' Offering of $6.8405 was equal to the price per share paid by the KSOP in the Buy-Out. Subject to the terms of the Founders' Offering and the contribution limitations of the Internal Revenue Code of 1986, as amended (the "Code"), the Company contributed to the KSOP an amount equal to one-half of the amount invested in Common Stock by each participant in Common Stock in the Founders' Offering.

  Employee response to the Founders' Offering resulted in subscriptions substantially higher than $25 million. As a result, in December 1995 the Company, through the KSOP, offered additional shares of Common Stock to KSOP participants who participated in the Founders' Offering up to the amount oversubscribed. An additional $4.6 million of participant assets was allocated to an investment in an aggregate 670,949 shares of Common Stock through this offering.

  In order to provide additional ownership opportunities to employees, in the second quarter of 1996 the Company instituted three new employee benefit plans to provide current and future employees the opportunity to acquire Common Stock outside of the KSOP. See "Company Stock Plans" for a description of the plans. In connection with these plans, the Company recognizes additional compensation expense equal to the difference between the fair value of the Common Stock issued and the amount of cash compensation otherwise payable or cash paid under each respective plan. In the absence of a public market, fair value, as used in all of the equity participation plans, is based upon periodic valuation analyses prepared by an independent investment banking firm.

COMPONENTS OF REVENUES AND EXPENSES

  Revenues. Commissions include revenues generated by executing listed and over-the-counter transactions as agent, as well as commissions earned on the sales of mutual funds, insurance, annuities and certain other products. Principal transactions consist of gains and losses from the trading of securities by the Company as principal, including principal sales credits. Investment banking revenues primarily include underwriting revenues, which are comprised of underwriting selling concessions, management fees and underwriting fees, as well as merger and acquisition and other advisory fees. Asset management revenues primarily include managed account fees and 12b-1 distribution fees. Other revenues include transaction and account fees, correspondent clearing and execution income and miscellaneous income. Interest income primarily includes interest earned on customer margin accounts and interest income on securities owned and investments in mortgage backed certificates. Net revenues equal total revenues less interest expense. Interest expense includes interest paid on bank borrowings, collateralized securities transactions with brokers and dealers and collateralized mortgage obligations.

  Expenses. Compensation and benefits expense includes sales, trading and incentive compensation, which are primarily variable based on revenue production, and salaries, payroll taxes, and employee benefits, which are relatively fixed in nature. Incentive compensation, including bonuses for eligible employees, is accrued for ratably based on actual or estimated annual amounts. Brokerage and clearance expense includes the cost of securities clearance, floor brokerage and exchange fees. Communications expense includes charges for telecommunications, news and market data services, customer statements and depreciation on data processing and telecommunications equipment. Occupancy and equipment expense includes rent and operating expenses for facilities, expenditures for repairs and maintenance, and depreciation of furniture, fixtures and leasehold improvements. Promotional expense includes travel, entertainment and advertising. Other expenses include general and administrative expenses, including professional services, litigation expenses, dues and assessments, and other miscellaneous expenses.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data as a percentage of net revenues:

                          SIX MONTHS
                          ENDED JUNE             YEAR ENDED
                              30,               DECEMBER 31,
                          -----------------   --------------------------
                          1996        1995    1995         1994    1993
                          -----       -----   -----        -----   -----
Revenues:
  Commissions............  41.7%       38.3%   38.8%        37.2%   38.5%
  Principal transactions.  23.2        24.7    24.9         24.5    25.3
  Investment banking.....   9.6        10.0     9.6         12.8    16.8
  Asset management.......   9.8        11.0    10.9         10.6     7.9
  Other..................   9.0         9.9    10.0          8.9     7.2
  Interest...............  13.3        17.6    16.5         15.2    11.8
                          -----       -----   -----        -----   -----
    Total revenues....... 106.6       111.5   110.7        109.2   107.5
  Interest expense.......   6.6        11.5    10.7          9.2     7.5
                          -----       -----   -----        -----   -----
    Net revenues......... 100.0       100.0   100.0        100.0   100.0
                          -----       -----   -----        -----   -----
Expenses:
  Compensation and
   benefits..............  62.3        65.9    68.4         67.6    61.8
  Brokerage and
   clearance.............   2.4         2.4     2.3          2.4     2.4
  Communications.........   7.1         9.2     8.5          8.5     7.8
  Occupancy and
   equipment.............   7.2         9.5    11.1          9.6     7.8
  Promotional............   3.0         2.8     2.8          3.9     3.6
  Other..................   7.1        12.1    11.4         10.7    16.9
                          -----       -----   -----        -----   -----
    Total non-interest
     expenses............  89.1       101.9   104.5        102.7   100.3
  Gain on sale of
   subsidiary............  17.8         --      --           --      --
                          -----       -----   -----        -----   -----
Income (loss) before
 taxes and cumulative
 effect of accounting
 changes.................  28.7        (1.9)   (4.5)        (2.7)   (0.3)
Income tax (expense)
 benefit................. (11.3)        0.6     1.2          2.2     0.5
                          -----       -----   -----        -----   -----
Net income (loss) before
 cumulative effect of
 accounting changes......  17.4        (1.3)   (3.3)        (0.5)    0.2
                          -----       -----   -----        -----   -----
Net income (loss)........  17.4%(/1/)  (1.3)%  (3.3)%(/2/)  (0.5)%  (0.7)%(/3/)
                          =====       =====   =====        =====   =====

--------
(1) Includes a $30.2 million after-tax gain on the sale of BETA (10.7% of net revenues).
(2) Includes $22.0 million after-tax of non-recurring charges incurred in connection with the Buy-Out (4.5% of net revenues).
(3) Includes cumulative effect of a change in accounting principles at January 1, 1993 of (0.9)% related to a change in accounting for income taxes.

 SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

  The Company experienced strong operating results for the six months ended June 30, 1996 compared to the first six months ended June 30, 1995. Revenues increased in all of the Company's businesses, expenses declined as percentages of net revenues, and net income (without giving effect to the gain realized from the sale of BETA) improved significantly. Management attributes these results to two principal factors. First, favorable conditions prevailed in the equity markets during the first half of 1996, reflecting continued investor optimism concerning inflation and interest rate stability. Second, this period reflects the continued benefits of ownership resolution, which management believes has enhanced employee motivation, confidence, commitment and productivity and allowed management to concentrate on its key strategic initiatives.

  Total revenues increased $39.9 million or 15% to $300.5 million for the six months ended June 30, 1996 from $260.6 million for the six months ended June 30, 1995. Revenues increased in all of the Company's major product areas during the first six months of 1996. Net revenues increased $48.4 million or 21% to $282.0 million for the six months ended June 30, 1996 from $233.6 million for the six months ended June 30, 1995.

  Commission revenues increased $28.2 million or 32% to $117.7 million for the six months ended June 30, 1996 from $89.5 million for the six months ended June 30, 1995, due to increased business in both the retail and institutional areas, consistent with the overall growth in listed share volume on all the major equity exchanges.

During this period the Company benefited from a 26% increase in average production per investment consultant (commissions, principal sales credits and 12b-1 and managed account fees credited to the production of all investment consultants divided by the average number of investment consultants during the period) when compared to the same period in 1995.

  Principal transaction revenues increased $7.7 million or 13% to $65.3 million for the six months ended June 30, 1996 from $57.6 million for the six months ended June 30, 1995, due to the strong trading volumes generated in the Company's retail sector throughout the first half of 1996 and a significant increase in trading gains and principal sales credits from over-the-counter equity transactions, consistent with improved market conditions.

  Investment banking revenues increased $3.6 million or 15% to $27.0 million for the six months ended June 30, 1996 from $23.4 million for the six months ended June 30, 1995. The increase in investment banking revenues was indicative of the increased underwriting activity seen throughout the industry and the Company's participation in a larger number of transactions. In addition, management believes that resolution of the Company's past ownership uncertainties has increased the Company's ability to participate in this type of business.

  Asset management revenues increased $1.9 million or 7% to $27.7 million for the six months ended June 30, 1996 from $25.8 million for the six months ended June 30, 1995, due primarily to increased managed account fees and increased 12b-1 distribution fees in 1996, consistent with the strong mutual fund inflows seen throughout the industry in 1995 and 1996.

  Other income increased $2.2 million or 10% to $25.3 million for the six months ended June 30, 1996 from $23.1 million for the six months ended June 30, 1995. This resulted primarily from increased transactional fee income and a license fee earned by BETA prior to its sale.

  Interest and dividend income decreased $3.7 million or 9% to $37.5 million for the six months ended June 30, 1996 from $41.2 million for the six months ended June 30, 1995, due to lower average inventory balances and a lower average rate of interest earnings on margin accounts. The decline in interest and dividend income was more than offset by a decrease in interest expense of $8.5 million or 31% to $18.5 million for the six months ended June 30, 1996 from $27.0 million for the six months ended June 30, 1995. This decrease in interest expense was the net result of reduced costs of financing lower levels of securities inventories and customer margin accounts, and reduced levels of long-term debt which resulted from the Buy-Out and the early repayment of the KSOP debt.

  Total non-interest expenses increased $13.3 million or 6% to $251.0 million for the six months ended June 30, 1996 from $237.7 million for the six months ended June 30, 1995. This increase was the net result of an increase in production-related compensation attributable to higher revenue, partially offset by reduced operating expenses resulting from the Company's continued focus on cost containment.

  Compensation and benefits expense increased $21.6 million or 14% to $175.6 million for the six months ended June 30, 1996 from $154.0 million for the six months ended June 30, 1995, primarily due to increased incentive and production-related compensation. However, compensation and benefits as a percentage of net revenues declined to 62% in this period from 65% in the first six months of 1995. This decrease reflects the fixed nature of a significant portion of this expense as well as the decrease in production-based payout to retail investment consultants that was implemented in the third quarter of 1995.

  Brokerage and clearance expense increased $1.3 million or 24% to $6.8 million for the six months ended June 30, 1996 from $5.5 million for the six months ended June 30, 1995. This increase was directly related to the increased transaction volume in the current period and was consistent with the 24% increase in commission and principal transaction revenues in the current period when compared with the 1995 period.

  All other operating expenses decreased an aggregate $9.6 million or 12% to $68.6 million for the six months ended June 30, 1996 from $78.2 million for the six months ended June 30, 1995, primarily due to the continued realization of benefits from cost containment programs initiated in previous years. All other operating expenses as a percentage of net revenues declined to 24% for the six months ended June 30, 1996 from 34% for the six months ended June 30, 1995. Specifically, when comparing the periods ended June 30, 1996 and 1995, communications expense decreased $1.5 million or 7%; occupancy and equipment expense decreased $1.8 million or 8%; promotional expense increased $1.9 million or 29%; and other expenses decreased $8.2 million or 29%. After excluding from first quarter 1995 expenses a $3.7 million pre-tax charge related to the failure of a correspondent firm of EVEREN Clearing in March 1995, other expenses decreased $4.5 million or 18% for the six months ended June 30, 1996 when compared to the six months ended June 30, 1995. The increase in promotional expense during this period was due to increased advertising expenses incurred to promote the Company.

  The Company's income tax provision (benefit) for the six months ended June 30, 1996 and 1995 was $32.0 million and $(1.4) million, respectively, which represented a 39% effective tax rate on income before taxes for the six months ended June 30, 1996 and a 34% effective benefit rate for the six months ended June 30, 1995. The effective rate increase for 1996 is due primarily to certain non-deductible compensation expenses related to appreciation on the shares of Common Stock released to the KSOP (and subsequently allocated to participants) and higher state and local income taxes.

  Net income increased $51.9 million to $49.2 million for the six months ended June 30, 1996 from a net loss of $2.7 million for the six months ended June 30, 1995.

 1995 COMPARED TO 1994

  Stronger operating results for 1995 were more than offset by $33.3 million pre-tax ($22.0 million after-tax) of non-recurring charges related to the Buy-Out that are discussed below. Management believes that the improved results in 1995, exclusive of non-recurring charges, were due in part to the turnaround in the equity and fixed income markets that began in the second quarter and continued through year end 1995. This factor, coupled with ownership resolution in the later part of 1995, contributed to improved commission and principal transaction revenues. For the fourth quarter of 1995, its first full quarter as an independent entity, the Company reported net income of $6.2 million on net revenues of $131.3 million, compared to net income of $0.7 million on net revenues of $114.2 million for the fourth quarter of 1994.

  Total revenues increased $13.2 million or 2% to $543.2 million for the year ended December 31, 1995 from $530.0 million for the year ended December 31, 1994. Net revenues increased $5.5 million or 1% to $490.7 million for the year ended December 31, 1995 from $485.2 million for the year ended December 31, 1994. These small increases were largely due to stronger market conditions in the second half of 1995, which more than offset the weaker market conditions in the first half of 1995.

  Commission revenues increased $9.9 million or 5% to $190.4 million for the year ended December 31, 1995 from $180.5 million for the year ended December 31, 1994. In the third and fourth quarters of 1995 commission revenues increased by $10.6 million or 26% and $10.6 million or 27%, respectively, when compared to the corresponding quarters in 1994, primarily reflecting improved securities market conditions. Specifically, retail investment consultant productivity improved significantly in the second half of 1995 due to stability in the Company's workforce.

  Principal transaction revenues increased $3.0 million or 3% to $122.1 million for the year ended December 31, 1995 from $119.1 million for the year ended December 31, 1994, due to stronger equity markets and reduced volatility in the fixed income markets. Increased stability in the fixed income markets in 1995 resulted in increased trading profits in the municipal, government and corporate bond areas, which accounted for the moderate improvement in principal transaction revenues.

  Investment banking revenues decreased $14.8 million or 24% to $47.1 million for the year ended December 31, 1995 from $61.9 million for the year ended December 31, 1994. Management believes that uncertainties with respect to the Company's ownership negatively impacted its ability to generate investment banking fees and participate in the upswing in equity origination business experienced by other firms in this period.

  Asset management revenues increased $1.8 million or 3% to $53.3 million for the year ended December 31, 1995 from $51.5 million for the year ended December 31, 1994, primarily due to higher revenues earned on wrap accounts and other fee earning assets.

  Other income improved $5.9 million or 14% to $49.1 million for the year ended December 31, 1995 from $43.2 million for the year ended December 31, 1994. The most significant element of this increase was the receipt of approximately $2.8 million in recoveries in 1995 related to the contested recruitment of Company employees by certain competitors. In addition, the Company took advantage of favorable market conditions in the fourth quarter of 1995 by exercising its right to call certain of its collateralized mortgage obligations and selling the related mortgage-backed securities, resulting in a gain of approximately $2.1 million. Without giving effect to these two items, other income improved $1.0 million or 2% for the year ended December 31, 1995 compared to the year ended December 31, 1994.

  Interest and dividend income improved $7.4 million or 10% to $81.2 million for the year ended December 31, 1995 from $73.8 million for the year ended December 31, 1994, as increased earnings from higher interest on margin accounts more than offset reduced customer margin borrowings. The improvement in interest and dividend income, however, was offset by an increase in interest expense of $7.7 million or 17% to $52.5 million for the year ended December 31, 1995 from $44.8 million in 1994, which resulted from higher average interest rates on the Company's borrowings.

  Total non-interest expenses increased $14.8 million or 3% to $512.7 million for the year ended December 31, 1995 from $497.9 million for the year ended December 31, 1994, as a result of the non-recurring charges discussed below. Such non-recurring charges amounted to $33.3 million pre-tax. Excluding these non-recurring items, total non-interest expenses decreased $18.5 million or 4% to $479.4 million for the year ended December 31, 1995 from $497.9 million for the year ended December 31, 1994, due to the continued impact of cost containment efforts.

  The $33.3 million pre-tax ($22.0 million after-tax) of non-recurring charges noted above are made up of the following: (i) $6.0 million of expenses related to changing and publicizing the Company's name; (ii) $10.6 million of expenses associated with the Company's decisions to sublease to third parties, rather than to use in the Company's business, a significant portion of its 115,000 square feet of office space in Houston, Texas and to move its Denver, Colorado operations from a 153,000 square feet owned building to a new leased facility;
(iii) $14.2 million for an initial contribution and a matching contribution to the KSOP related to the Founders' Offering; and (iv) $2.5 million in compensation expense as a result of the vesting of previously restricted stock issued to senior management as part of the Buy-Out. All of these charges were a result of or incurred in connection with the Buy-Out and were reflected in third quarter 1995 operating results.

  Compensation and benefits expense increased $7.5 million or 2% to $335.5 million for the year ended December 31, 1995 from $328.0 million for the year ended December 31, 1994. Compensation and benefits as a percentage of net revenues increased to 68.4% for the year ended December 31, 1995 from 67.6% for the year ended December 31, 1994. Included in the increase in compensation and benefits expense are non-recurring charges of $16.7 million related to the vesting of restricted stock issued to senior management, and the initial and matching KSOP contributions related to the Founders' Offering. Excluding these items, compensation and benefits expense decreased $9.2 million (3%) or to 65% of net revenues as a result of several factors including decreased production-based compensation related to the weaker market conditions in the first half of 1995, a reduction in production-based payout to retail investment consultants beginning in August 1995 of approximately 2% of retail revenues and, management believes, uncertainties surrounding the Company's ownership.

  Brokerage and clearance expense remained relatively constant, decreasing $0.1 million or 1% to $11.4 million for the year ended December 31, 1995 from $11.5 million for the year ended December 31, 1994 as a result of the Company's continued focus on cost containment, despite increased transaction volumes.

  Communications expense increased $0.5 million or 1% to $41.8 million for the year ended December 31, 1995 from $41.3 million for the year ended December 31, 1994 mainly due to increased depreciation on broker workstation equipment.

  All other operating expenses, excluding the 1995 non-recurring charges of $16.6 million pre-tax related to the sublease and relocations and the Company's name change, decreased $9.7 million or 8% to $107.4 million for the year ended December 31, 1995 from $117.1 million for the year ended December 31, 1994 as the benefits of cost containment programs continued to be realized. Specifically, when comparing the years ended December 31, 1995 and 1994, occupancy and equipment (excluding $10.6 million of non-recurring charges for the sublease and relocations) decreased $2.5 million or 5%; promotional expense decreased $5.4 million or 29%; and other expenses decreased $5.5 million or 11% after excluding a $6.0 million expense related to the Company's name change and a $3.7 million charge related to the failure of A.T. Brod & Company, Inc. ("Brod"), an EVEREN Clearing correspondent firm, following Brod's failure to meet a $4.3 million margin call. While the Company believes that Brod's failure was an isolated event which is not indicative of a trend, the Company initiated more stringent credit and risk management procedures in order to reduce the risk of any such future losses. See "--Risk Management and "Business--Legal Proceedings."

  The Company's income tax benefit for the years ended December 31, 1995 and 1994 was $6.1 million and $5.0 million (excluding a $5.5 million 1994 benefit related to the revaluation of certain tax assets), respectively, which represented a 28% effective benefit rate in 1995 and a 39% effective benefit rate in 1994. The effective rate decline in 1995 was due to lower tax-exempt interest income and higher state and local taxes.

  The net loss increased $13.7 million to $15.9 million for the year ended December 31, 1995 from $2.2 million for the year ended December 31, 1994.

 1994 COMPARED TO 1993

  Weak industry conditions and uncertainty as to the Company's ownership had an adverse impact on operating results beginning in early 1994. During the 1994 period the Company proceeded with its cost control program and with resizing the organization, reducing employee (other than investment consultant) headcount by approximately 10% at December 31, 1994 compared to December 31, 1993.

  Consistent with the generally weak market conditions experienced throughout the industry in 1994 and a net loss of investment consultants by the Company, total revenues decreased $143.7 million or 21% to $530.0 million for the year ended December 31, 1994 from $673.7 million for the year ended December 31, 1993. Net revenues decreased $141.6 million or 23% to $485.2 million for the year ended December 31, 1994 from $626.8 million for the year ended December 31, 1993. These decreases were the result of poor market conditions coupled with uncertainty surrounding the Company's and Kemper's ownership in 1994. These and other factors led to a reduction in the average number of investment consultants, lower average production per investment consultant and lower investment banking revenues.

  For the reasons described above, commission revenues decreased $60.6 million or 25% to $180.5 million for the year ended December 31, 1994 from $241.1 million for the year ended December 31, 1993.

  Principal transaction revenues declined $39.4 million or 25% to $119.1 million for the year ended December 31, 1994 from $158.5 million for the year ended December 31, 1993, reflecting, in addition to the factors described above, a tightening in the fixed income markets resulting from rising interest rates as well as increased market volatility. The increase in short-term interest rates in 1994 and uncertainty over their future direction caused a reduction in demand for fixed income products and a reduction in the value of most fixed income instruments. By contrast, fixed income markets were generally strong in 1993, particularly within the tax-exempt and mortgage-backed areas.

  Investment banking revenues decreased $43.4 million or 41% to $61.9 million for the year ended December 31, 1994 from $105.3 million for the year ended December 31, 1993, primarily due to the factors described above and significantly reduced equity and municipal underwriting activity. Volatility in the fixed income markets resulted in reduced transactions. Ownership uncertainties adversely affected the Company's ability to participate in investment banking transactions.

  Asset management revenues increased $1.7 million or 3% to $51.5 million for the year ended December 31, 1994 from $49.8 million for the year ended December 31, 1993, due to increased fee earning assets.

  Other income decreased $1.7 million or 4% to $43.2 million for the year ended December 31, 1994 from $44.9 million for the year ended December 31, 1993, reflecting lower transaction fee revenues due to reduced volume from retail accounts.

  Interest and dividend income decreased $0.3 million to $73.8 million for the year ended December 31, 1994 from $74.1 million for the year ended December 31, 1993. Due to market volatility in 1994, the Company reduced its fixed income securities inventory, resulting in reduced interest income, which was offset by increased earnings from margin accounts due to higher interest rates. Despite higher rates, interest expense decreased $2.1 million or 4% to $44.8 million for the year ended December 31, 1994 from $46.9 million for the year ended December 31, 1993, due to reduced borrowings.

  Total non-interest expenses, excluding a supplemental addition to legal reserves in 1993 discussed below, decreased $100.4 million or 17% to $497.9 million for the year ended December 31, 1994 from $598.3 million for the year ended December 31, 1993, largely as a result of decreased production-based compensation and a focus on cost containment.

  Compensation and benefits expense decreased $59.1 million or 15% to $328.0 million for the year ended December 31, 1994 from $387.1 million for the year ended December 31, 1993, primarily due to lower commission expense (resulting from lower retail revenues) and reduced production-based compensation accruals.

  Brokerage and clearance expense decreased $3.6 million or 24% to $11.5 million for the year ended December 31, 1994 from $15.1 million for the year ended December 31, 1993, due to lower volumes which resulted from market volatility and relatively lower levels of investor confidence.

  All other expenses, excluding a supplemental addition to legal reserves in 1993, declined $37.7 million or 19% to $158.4 million for the year ended December 31, 1994 from $196.1 million for the year ended December 31, 1993, as the benefits of a then recently instituted cost containment program took effect. Specifically, when comparing the years ended 1994 and 1993, communications expense decreased $7.9 million or 16%, occupancy and equipment expense decreased $2.3 million or 5%, and promotional expense decreased $3.5 million or 16%. In addition, other expenses decreased $24.0 million or 32% due in large part to lower litigation-related expense. Results in 1993 included a supplemental addition to the Company's litigation reserves of $19.8 million after-tax. The addition was based on management's evaluation of pending legal matters in light of then current information. The Company subsequently settled certain significant litigation within established reserves.

  The Company's income tax benefit for the years ended December 31, 1994 and 1993 was $5.0 million (after adjustment for a special revaluation of $5.5 million) and $1.7 million (after adjustment for deferred tax asset revaluations), respectively, which represented a 39% effective benefit rate in 1994 and a 115% effective benefit rate in 1993. In 1993, significant net tax-exempt income relative to the loss before income taxes was the primary reason for the high effective benefit rate.

  The net loss decreased $1.5 million or 41% to $2.2 million for the year ended December 31, 1994 from $3.7 million for the year ended December 31, 1993. The 1994 net loss included the benefits of $5.5 million from revaluation of certain tax liabilities. The 1993 net loss included a charge of $5.5 million for the adoption of Statement of Financial Accounting Standards No. 109, which changed the method of accounting for deferred income taxes. See
Note 2 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS

  The information set forth below is derived from unaudited quarterly results of operations of the Company for each quarter of 1995 and the first two quarters of 1996. The data has been prepared by the Company on a basis consistent with the Consolidated Financial Statements included elsewhere in this Prospectus and includes all adjustments, consisting principally of normal recurring accruals, that the Company considers necessary for a fair presentation thereof. These operating results are not necessarily indicative of the Company's future performance.

                                         THREE MONTHS ENDED
                         ----------------------------------------------------------------
                         6/30/96       3/31/96  12/31/95  9/30/95        6/30/95  3/31/95
                         --------      -------  --------  --------       -------  -------
                                           (IN THOUSANDS)
Revenues:
  Commissions........... $ 60,277      $57,431  $49,591   $ 51,188       $47,189  $42,336
  Principal
   transactions.........   34,469       30,875   30,863     33,670        30,180   27,414
  Investment banking....   16,540       10,442   15,520      8,220        11,807   11,546
  Asset management......   13,231       14,480   13,907     13,636        13,031   12,759
  Other.................   13,486       11,722   14,552     11,493        12,112   10,978
  Interest..............   19,278       18,191   19,452     20,497        20,460   20,768
                         --------      -------  -------   --------       -------  -------
    Total revenues......  157,281      143,141  143,885    138,704       134,779  125,801
  Interest expense......    9,203        9,254   12,567     12,942        13,368   13,651
                         --------      -------  -------   --------       -------  -------
    Net revenues........  148,078      133,887  131,318    125,762       121,411  112,150
                         --------      -------  -------   --------       -------  -------
Expenses:
  Compensation and
   benefits.............   88,893       86,725   83,101     98,378(/2/)   80,193   73,801
  Brokerage and
   clearance............    3,899        2,949    2,590      3,329         2,729    2,774
  Communications........    9,567       10,321   10,305     10,085        10,703   10,666
  Occupancy and
   equipment............   10,052       10,224   10,714     21,687(/2/)   10,929   11,154
  Promotional...........    4,375        3,982    3,453      3,568         3,269    3,218
  Other.................   10,881        9,049   10,504     17,219(/2/)   12,568   15,683
                         --------      -------  -------   --------       -------  -------
    Total non-interest
     expenses...........  127,667      123,250  120,667    154,266(/2/)  120,391  117,296
  Gain on sale of
   subsidiary...........   50,181(/1/)     --       --         --            --       --
                         --------      -------  -------   --------       -------  -------
Income (loss) before
 taxes..................   70,592       10,637   10,651    (28,504)        1,020   (5,146)
Income tax (expense)
 benefit................  (28,173)      (3,831)  (4,413)     9,125          (517)   1,930
                         --------      -------  -------   --------       -------  -------
Net income (loss)....... $ 42,419(/1/) $ 6,806  $ 6,238   $(19,379)(/2/) $   503  $(3,216)
                         ========      =======  =======   ========       =======  =======

--------
(1) Includes a $50.2 million pre-tax ($30.2 million after-tax) gain on the sale of BETA.
(2) Includes $33.3 million pre-tax ($22.0 million after-tax) of non-recurring charges incurred in connection with the Buy-Out as discussed under "Results of Operations--1995 Compared to 1994." On a pre-tax basis, excluding these charges, compensation and benefits expense would decrease $16.7 million to $81.7 million from $98.4 million; occupancy and equipment expense would decrease $10.6 million to $11.1 million from $21.7 million; and other expenses would decrease $6.0 million to $11.2 million from $17.2 million.

  The following table sets forth certain statement of operations data as a percentage of net revenues.

                                        THREE MONTHS ENDED
                         -----------------------------------------------------------
                         6/30/96      3/31/96 12/31/95 9/30/95       6/30/95 3/31/95
                         -------      ------- -------- -------       ------- -------
Revenues:
  Commissions...........   40.7%        42.9%   37.8%    40.7%         38.9%   37.7%
  Principal
   transactions.........   23.3         23.1    23.5     26.8          24.9    24.4
  Investment banking....   11.2          7.8    11.8      6.5           9.7    10.3
  Asset management......    8.9         10.8    10.6     10.8          10.7    11.4
  Other.................    9.1          8.8    11.1      9.1          10.0     9.8
  Interest..............   13.0         13.6    14.8     16.3          16.9    18.5
                          -----        -----   -----    -----         -----   -----
  Total revenues........  106.2        107.0   109.6    110.2         111.1   112.1
  Interest expense......    6.2          7.0     9.6     10.2          11.1    12.1
                          -----        -----   -----    -----         -----   -----
  Net revenues..........  100.0        100.0   100.0    100.0         100.0   100.0
                          -----        -----   -----    -----         -----   -----
Expenses:
  Compensation and
   benefits.............   60.0         64.8    63.3     78.2 (/2/)    66.1    65.8
  Brokerage and
   clearance............    2.6          2.2     2.0      2.6           2.2     2.5
  Communications........    6.5          7.7     7.8      8.0           8.8     9.5
  Occupancy and
   equipment............    6.8          7.6     8.2     17.2 (/2/)     9.0     9.9
  Promotional...........    3.0          3.0     2.6      2.8           2.7     2.9
  Other.................    7.3          6.8     8.0     13.7 (/2/)    10.4    14.0
                          -----        -----   -----    -----         -----   -----
    Total non-interest
     expenses...........   86.2         92.1    91.9    122.5 (/2/)    99.2   104.6
  Gain on sale of
   subsidiary...........   33.9(/1/)     --      --       --            --      --
                          -----        -----   -----    -----         -----   -----
Income (loss) before
 taxes..................   47.7          7.9     8.1    (22.5)          0.8    (4.6)
Income tax (expense)
 benefit ...............  (19.0)        (2.9)   (3.4)     7.3          (0.4)    1.7
                          -----        -----   -----    -----         -----   -----
Net income (loss).......   28.7%(/1/)    5.0%    4.7%   (15.2)%(/2/)    0.4%   (2.9)%
                          =====        =====   =====    =====         =====   =====

--------
(1) Includes a $50.2 million pre-tax or 33.9% ($30.2 million after-tax or 20.4%) gain on the sale of BETA.
(2) Includes the $33.3 million pre-tax or 26.5% ($22.0 million after-tax or 17.4%) of net revenues for non-recurring charges incurred in connection with the Buy-Out discussed under "Results of Operations--1995 Compared to 1994." On a pre-tax basis, excluding these charges, compensation and benefits expense would decrease 13.3% to 64.9% from 78.2%; occupancy and equipment expense would decrease 8.4% to 8.8% from 17.2%; and other expenses would decrease 4.8% to 8.9% from 13.7%.

  The upward trend in the Company's net revenues for the six quarterly periods ended June 30, 1996 reflects recent favorable retail brokerage industry market conditions and general stability in the fixed income markets, combined with ownership certainty which has resulted in improved investment consultant retention, recruitment and average production, as well as increased investment banking activity.

  Net revenues during this six-quarter period follow the same positive trend, with the Company realizing the benefit of declining non-customer/dealer related interest expense as a result of the elimination of certain long-term debt owed to Kemper and the accelerated repayment of the KSOP loans.

  While in absolute dollar amounts, non-interest expenses have trended up during the six periods (excluding the third quarter 1995 non-recurring charges of $33.3 million pre-tax discussed previously), such absolute dollar increases are generally attributable to compensation and benefits expense and brokerage and clearance expense, all of which are significantly correlated to revenue growth. As a percentage of net revenues, non-interest expenses have trended downward during such periods which trend management believes to be a result of the Company's cost containment focus.

  Net income (both in absolute dollar amounts and as a percentage of net revenues) also reflects a positive trend during this six-quarter period, with the exception of the third quarter of 1995 which includes the $22.0 million (after-tax) of non-recurring charges discussed previously.

LIQUIDITY AND CAPITAL RESOURCES

 HOLDING COMPANY

  EVEREN Capital is the parent holding company for ESHI, the holding company for the Company's operating subsidiaries. As the parent, EVEREN Capital expects to receive dividends, interest on any loans and payments for federal income tax from its subsidiaries. Dividends and other distributions, as well as certain interest payments, to EVEREN Capital from its registered broker-dealer subsidiaries, which are expected to be EVEREN Capital's primary sources of liquidity, are restricted as to amounts which may be paid by applicable law and regulations. The "net capital" rules are the primary regulatory restrictions. EVEREN Capital's rights (and the rights of its stockholders and creditors) to participate in the assets of any subsidiary are also subject to prior claims of the subsidiary's creditors, including customers of the broker-dealer subsidiaries (except to the extent the Company itself may be a creditor with recognized claims). See "Capital Requirements" and Note 11 of Notes to Consolidated Financial Statements. Since the Buy-Out, the Company has also generated funds from loans for the Buy-Out, the sale of BETA and the issuance of Common Stock to employees.

  Immediately following the offering, all indebtedness incurred in connection with the Buy-Out will have been retired in full. See "Company History" and "Use of Proceeds."

  The Company believes that its current level of equity capital, combined with funds anticipated to be generated from operations and the anticipated proceeds of this offering, will be adequate to fund its operations for the foreseeable future.

 OPERATING SUBSIDIARIES

  The assets of EVEREN Securities and EVEREN Clearing, the Company's primary operating subsidiaries (the "Subsidiaries"), are highly liquid with the majority consisting of securities inventories and collateralized receivables, both of which fluctuate depending on the levels of customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell ("resale agreements") and securities borrowed, both of which are secured by U.S. government and agency securities and highly marketable corporate debt securities. In addition, the Subsidiaries have significant receivables from customers, brokers and dealers which turn over rapidly. The Subsidiaries' total assets and the individual components of total assets vary significantly from period to period because of changes relating to customer needs and economic and market conditions. A relatively small percentage of total assets is fixed or held for a period of longer than one year. The Company's total assets at June 30, 1996, December 31, 1995 and December 31, 1994 were $1.8 billion, $2.6 billion and $1.6 billion, respectively.

  The majority of the Subsidiaries' assets are financed through daily operations by securities sold under repurchase agreements, securities sold not yet purchased, securities loaned, bank loans and through payables to customers, brokers and dealers. Short-term funding is generally obtained at rates related to federal funds, LIBOR and money market rates. Other borrowing costs are negotiated depending upon prevailing market conditions. The Company monitors overall liquidity by tracking the extent to which unencumbered marketable assets exceed short-term unsecured borrowings. The Company maintains borrowing relationships with a broad range of banks, financial institutions, counterparties and others. At June 30, 1996, the Subsidiaries had $585 million in uncommitted and committed bank credit lines with seven banks.

  Repurchase agreements are used primarily for customer accommodation purposes and to finance the Company's inventory positions in U.S. government and agency securities. These positions provide products and liquidity for customers and are not maintained for the Company's investment or market speculation. The level of activity fluctuates significantly depending on customer needs; however, these fluctuations have no material effect on cash flows, liquidity or capital resources. The Company monitors the collateral position and counterparty risk on these transactions daily. See "Risk Management."

  The Subsidiaries are capital intensive. In addition to normal operating requirements, capital is required to cover financing and regulatory charges on securities inventories, investment banking commitments and investments in fixed assets. The Company's overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated needs of the Subsidiaries. Management believes that existing capital, funds from operations and current credit facilities will be sufficient to finance the operating subsidiaries' ongoing businesses. The majority of the Subsidiaries' assets are funded with liabilities that reprice on a matched basis, generally producing a positive spread. As a result, the Company has modest exposure to fluctuations in interest rates (other than the effect of interest rate volatility on market conditions and prices of fixed income securities, and the resulting impact on the Company's revenues).

CASH FLOWS

  The Company's statements of consolidated cash flows classify cash flow into three broad categories: cash flows from operating activities, investing activities and financing activities. The Company's net cash flows are principally associated with operating and financing activities, which support the Company's trading, customer and banking activities.

 SIX MONTHS ENDED JUNE 30, 1996 AND 1995

  Cash and cash equivalents at June 30, 1996 and 1995 totaled $43.2 million and $7.1 million, respectively, representing an increase of $28.6 million for the six months ended June 30, 1996 and a decrease of $3.4 million for the comparable period of 1995.

  For the first half of 1996 and 1995, cash provided from operating activities was used primarily in financing activities to reduce bank loans payable. Cash flows from investing activities for the first six months of 1996 were further bolstered by the $59.3 million net proceeds ($63.5 million of gross sales proceeds less costs of sale) from the sale of BETA.

  Cash provided by operating activities totaled $27.7 million and $62.0 million for the first six months of 1996 and 1995, respectively. In 1996, the net change in receivables from and payables to customers, dealers, affiliates and others of $20.9 million, the decrease in securities purchased under agreements to resell in excess of the decrease in securities sold under agreements to repurchase of $32.7 million and an increase in accounts payable of $13.9 million were primary sources of operating cash flow. An increase in securities owned of $39.9 million and a decrease in securities owned, not yet purchased of $14.6 million used operating cash flow. In 1995, the net change in receivables from and payables to customers, dealers, affiliates and others of $68.0 million, a decrease in securities owned of $33.1 million and a decrease in other assets of $6.2 million generated operating cash flow. An increase in securities purchased under agreements to resell in excess of the increase in securities sold under agreements to repurchase of $20.8 million, a decrease in securities sold, not yet purchased of $5.5 million and a decrease in accounts payable, accrued expenses and other liabilities of $23.3 million used operating cash flow.

  For the first six months of 1996, cash provided from investing activities of $57.6 million resulted from the $59.3 million of net proceeds from the sale of BETA and the $2.1 million of cash proceeds from the sale of fixed assets which were partially offset by $4.0 million of fixed asset purchases. For the first six months of 1995, the Company used $30.0 million for investing activities, which was comprised of $26.4 million net cash flows used in its mortgage-backed securities investing activities and $3.6 million used for the purchase of fixed assets.

  For the first six months of 1996, the Company's financing activities used $56.7 million primarily as a result of the collection of $9.1 million under the Kemper indemnification, $9.3 million related to repayment of the KSOP loan, repayment of $77.8 million of bank loans, receipt of $4.2 million in proceeds from the issuance of additional shares of Common Stock under Company stock plans and a cash dividend payment of $1.1 million during the second quarter on the Exchangeable Preferred Stock. In 1995, financing activities consisted of $34.1 million of proceeds from the issuance in excess of repayments of collateralized mortgage obligations and the repayment of $62.1 million of bank loans.

 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Cash and cash equivalents at December 31, 1995, 1994 and 1993 totaled $14.6 million, $10.5 million and $7.0 million, respectively, reflecting increases of $4.1 million and $3.5 million, respectively, for 1995 and 1994 and a decrease of $8.0 million for 1993.

  For the full years 1995 and 1994, cash provided from operating activities was used in financing activities to reduce bank loans payable and to a limited extent in 1994 in investment activities to fund fixed asset acquisitions, while in 1993, cash provided by financing activities was used primarily for operating activities.

  Cash provided by operating activities totaled $34.3 million and $15.7 million in 1995 and 1994, respectively, while cash used for operating activities was $112.6 million in 1993. In 1995, there were changes in securities owned and securities owned, not yet purchased of $58.2 million and changes in other assets and other liabilities of $44.2 million which generated cash. These sources were partially offset by a $22.3 million increase in securities purchased under agreements to resell in excess of the increase in securities sold under agreements to repurchase and a $25.3 million use of funds related to the net change in receivables from and payables to customers, dealers, affiliates and others. During 1994, decreases in net securities positions of $81.6 million and other assets of $12.4 million along with a $19.2 million increase in securities sold under agreements to repurchase in excess of the increase in securities purchased under agreements to resell generated cash. Uses of cash flow offsetting these sources were the net change in receivables from and payables to customers, dealers, affiliates and others of $83.0 million and a decrease in accounts payable, accrued expenses and other liabilities of $35.4 million. In 1993 a decrease of securities purchased under agreements to resell in excess of a decrease in securities sold under agreements to repurchase of $27.5 million and an increase in accounts payable, accrued expenses and other liabilities of $35.4 million generated cash. A net change in receivables from and payables to customers, dealers, affiliates and others of $153.2 million and increases in securities owned and securities sold, not yet purchased of $12.7 million used cash.

  In 1995 cash provided from investing activities of $59.9 million resulted primarily from the $62.4 million of net cash flows from the sale, purchase and principal collections on investments in mortgage-backed-securities which was offset by $2.5 million of fixed asset purchases. In 1994 the Company used $44.8 million for investing activities which was comprised primarily of $24.0 million net cash flows used in its mortgage-backed securities investing activities and for the purchase of $20.8 million of fixed assets. In 1993 cash provided from investing activities of $95.0 million consisted of $110.8 million from the collection of principal on its mortgage-backed securities investments that was offset by $15.8 million of fixed asset purchases.

  In 1995 the Company's financing activities included $4.7 million in proceeds from the offering related to the over-subscribed Founders' Offering, collections of $7.1 million under the Kemper indemnification, $61.0 million of repayments in excess of proceeds from the issuance of collateralized mortgage obligations, payment of debt issuance costs of $1.0 million related to the KSOP loans and the repayment of $40.0 million of bank loans. In 1994 financing activities consisted of a $19.0 million capital contribution from Kemper, $23.6 million of proceeds from the issuance in excess of repayments of collateralized mortgage obligations and the repayment of $10.0 million of bank loans. In 1993 repayment of collateralized mortgage obligations totaled $115.3 million and bank loans increased by $124.9 million.

DERIVATIVE FINANCIAL INSTRUMENTS

  Derivatives are financial instruments, the payments on which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures (collectively referred to as "cash market instruments"). Derivatives enable the Company and its clients to manage their exposure to interest rates, currency exchange rates and security and other price risks. Derivatives include structured notes, swaps, futures or forward contracts and options. Certain types of derivatives, including forwards and certain options, are traded in the over-the-counter markets. Other types of derivatives, including futures contracts and listed options, are traded on regulated exchanges.

  Based on relative notional amounts, management believes that the Company's derivative activities are not as extensive as those of many of its competitors. The Company does not engage in the speculative trading of derivatives. Instead, the Company has focused its derivative activities on trading in forward and futures contracts in U.S. government and agency issued or guaranteed securities as hedges against the Company's securities inventory positions. The Company also executes transactions in exchange-traded futures contracts and listed options on behalf of its clients.

  The Company has entered into certain futures and options contracts on a limited basis in the ordinary course of its business to hedge or modify exposures to interest rate fluctuations related to its unit investment trust product originations and interest-sensitive securities in its inventory. Given the limited use of such derivatives, the Company has not incurred and does not expect to incur any material losses relating to its derivative investments that would not be substantially offset with corresponding gains on the securities hedged. Both the securities hedged and the derivative instruments are carried on the statement of financial condition at their market values. Gains and losses, both realized and unrealized, from both the hedged securities and the derivative instruments are included in current operating results. See Note 20 of Notes to Consolidated Financial Statements.

RISK MANAGEMENT

  The ways in which the Company manages its exposure to various types of risks on a day-to-day basis are critical to its survival and financial success. The Company monitors its market and counterparty risk on a daily basis through a number of control procedures designed to identify and evaluate the various risks to which the Company is exposed.

  The Company often acts as a principal in customer-related transactions in financial instruments which expose the Company to market risks. The Company makes dealer markets in certain equity securities, investment-grade corporate debt, high-yield securities, U.S. government and agency securities, mortgages and mortgage-backed securities and municipal fixed-income securities. In connection with its market making activities, the Company maintains securities inventories to facilitate customer transactions. The Company covers its exposure to market risk by limiting its net long or short positions, both overall and by individual product area, by limiting the number of days inventory is held, by selling or buying similar instruments and by utilizing various derivative financial instruments such as futures and forward and option contracts. Management believes the Company's philosophy, risk management and hedging practices result in carefully managed market exposure and reduced earnings volatility.

  At June 30, 1996 and December 31, 1995, the Company's securities owned and securities sold, not yet purchased consisted of the following:

      OWNED                                                    6/30/96  12/31/95
      -----                                                    -------- --------
                                                                (IN THOUSANDS)
      Obligations of the U.S. Government or its agencies...... $ 78,912 $ 62,808
      State and municipal obligations.........................   19,056   22,333
      Corporate obligations...................................   73,140   44,954
      Corporate stocks and warrants...........................    8,352    9,205
      Other...................................................    1,713    1,956
                                                               -------- --------
                                                               $181,173 $141,256
                                                               ======== ========
      SOLD, NOT YET PURCHASED
      -----------------------
      Obligations of the U.S. Government or its agencies...... $ 56,958 $ 70,130
      State and municipal obligations.........................    1,090      601
      Corporate obligations...................................   10,658   13,809
      Corporate stocks and warrants...........................    8,326    7,085
      Other...................................................       25        7
                                                               -------- --------
                                                               $ 77,057 $ 91,632
                                                               ======== ========

  The Company manages risk exposure utilizing mechanisms involving various levels of management. The Company's risk management committee assists senior management in managing risk associated with trading and inventory accounts. The primary function of this committee is to establish and monitor position limits for these accounts on an ongoing basis. Current and proposed underwriting and other commitments are subject to due diligence reviews by senior management as well as professionals in the appropriate business and support units involved.

  The Company's trading activities result in the creation of inventory positions. Position and exposure reports are prepared daily by operations staff. Such reports are distributed to and reviewed independently on a daily basis by the risk management committee as well as by certain members of senior management. In addition, the corporate accounting group prepares a daily summarized position report indicating both long and short exposure. These reports, which are distributed to various levels of management throughout the Company, enable senior management to better control inventory levels and monitor results of the trading areas. The Company also reviews and monitors, at various levels of management, inventory aging, pricing, concentration and securities ratings.

  In addition to position and exposure reports, the Company produces a daily revenue report which summarizes the trading, interest, commissions, fees, underwriting and other revenue items for each of the trading departments. Daily revenues are reviewed for various risk factors and are independently verified by a member of the risk management committee. The daily revenue report is summarized by the corporate accounting group and distributed to various levels of management throughout the Company, together with position and exposure reports. These reports enable senior management to monitor and better control overall activity of the trading areas.

  Credit risk related to various financing activities is reduced by the industry practice of obtaining and maintaining possession and control of collateral. The Company monitors its exposure to counterparty risk on a daily basis through the use of credit exposure information and the monitoring of collateral values. The Company's credit department is responsible for reviewing counterparties to establish appropriate exposure limits for a variety of transactions. In addition, the Company actively manages the credit exposure relating to its trading activities by monitoring the creditworthiness of counterparties and their related trading limits on an ongoing basis, requesting additional collateral when deemed necessary and limiting the amount and duration of exposure to individual counterparties.

  The Company seeks to control the risks associated with its investment banking activities through a process that results in a thorough review by various committees of the risks associated with all significant transactions prior to acceptance of any engagement. The Company currently has various commitment and other review committees. Each such committee is chaired by a member of senior management and has at least one additional senior management member. Other committee members include employees who provide expertise in the evaluation and analysis of proposed transactions brought before the particular committee.

  EVEREN's risk management effort also includes an emphasis on compliance. Retail branch managers and other supervisors are required to engage in specific review and other tasks, and complete various reports, as part of their supervisory responsibilities. The Company's compliance department professionals monitor the Company's retail and capital markets activities, conduct periodic and other examinations, respond to any customer complaints that arise and interface with the various regulatory agencies that have jurisdiction over the Company and its business. See "Regulation."

                                   BUSINESS

GENERAL

  EVEREN is a full-service securities brokerage firm that provides a broad range of investment services and products primarily to individuals and also to institutions, corporations and municipalities. The Company's core strength is its retail operations, which are focused on individual investors and which generated more than 70% of the Company's net revenues in each of the last three years. The Company also engages in capital markets, asset management and clearing activities that complement and capitalize on the strength of the Company's retail operations.

  In its retail business, the Company focuses on maintaining and developing strong client relationships in local and regional markets while providing the breadth and quality of services and products offered by national brokerage firms. Headquartered in Chicago, the Company operates its retail business through an integrated network of approximately 1,175 investment consultants located in 140 offices in 27 states. As of January 1, 1996, EVEREN was ranked as the twelfth largest brokerage firm in the United States based on number of retail investment consultants, according to the Securities Industry Association. As of June 30, 1996, EVEREN held over $38 billion of customer assets in more than 430,000 client accounts.

  EVEREN enjoys strong market positions in targeted regional markets with approximately 74% of branch offices and 75% of its investment consultants located in the states of Illinois, California, Ohio, Wisconsin, Colorado and Texas. EVEREN's market penetration is primarily the result of the consolidation and integration in 1990 of five prominent predecessor firms to form a network of seasoned investment consultants. Annualized average production for the Company's investment consultants was $310,000 for the eight months ended
August 31, 1996 and, at that date, the Company's client assets per investment consultant averaged $28.4 million. Management believes that the experience of, and relationships developed by, its investment consultants help to differentiate the Company from its competitors in its targeted markets and enable the Company to more effectively access and serve clients. As of June 30, 1996, the Company's investment consultants averaged more than eight years of tenure with the Company and 16 years of experience in the securities brokerage industry. Based on an industry source, management believes that both the productivity and tenure of its investment consultants exceed that of most regional firms and approximate the averages of all United States securities brokerage firms.

  The Company also provides a full range of equity and fixed income products, investment banking services and other capital markets products and services through approximately 265 professionals located in 14 offices in major cities in the United States. The Company is increasing the coordination of its investment banking, syndicate and trading activities and focusing those activities on middle market and growth companies in selectively targeted industries in which management believes the Company has specialized expertise. In addition, EVEREN is expanding its asset management business through a joint venture with Mentor, an asset management company that has approximately $5.7 billion of assets under management. Through its subsidiary, EVEREN Clearing, the Company also provides securities clearing services to its trading and brokerage areas and approximately 30 correspondent firms.

  In September 1995, the Company became independent when its employees purchased it from Kemper in the Buy-Out for an aggregate cash price of $71.4 million ($55.0 million of which was funded by bank borrowings) plus $30.0 million of Exchangeable Preferred Stock, terms that EVEREN management considered to be attractive. As a result, the Company is currently employee-owned, with approximately 92% of the Company's current employees having an ownership interest. The Company experienced net losses in 1992, 1993, 1994 and 1995 of $38.4 million, $3.7 million, $2.2 million and $15.9 million, respectively. Since the Buy-Out, EVEREN has experienced improved growth and profitability relative to prior periods. For the fourth quarter of 1995, its first full quarter as an independent entity, the Company reported net income of $6.2 million on net revenues of $131.3 million compared to net income of $0.7 million on net revenues of $114.2 million for the fourth quarter of 1994. For the six months ended June 30, 1996, the Company generated net income of $49.2 million, including a $30.2 million after-tax gain on the sale of a subsidiary, on net revenues of $282.0 million compared to a net loss of $2.7 million on net revenues of $233.6 million for the first six months of 1995. Management believes that the Company's independence and employee ownership have resulted in high levels of employee motivation, confidence and commitment, which have in turn contributed significantly to the Company's improved performance.

STRATEGY

  EVEREN is dedicated to expanding its retail brokerage franchise while increasing the proportion of revenues and profits contributed by its capital markets and asset management businesses. The Company continually focuses on enhancing its profitability through revenue growth and strict cost controls. Key elements of the Company's strategy include actions to:

  . Provide a high level of value-added service to clients. Management seeks to provide its retail investment consultants with a work environment and resources that enable them to offer clients service superior to that provided by most national brokerage firms and a range of products and services broader than those offered by most competing regional brokerage firms. Management believes that the Company's ability to provide clients with superior service is primarily attributable to the long average tenure and experience of its investment consultants, a high average level of support staff per investment consultant and the breadth of the Company's service and product offerings. The Company is also actively seeking to enhance the consultative, as opposed to transactions-oriented, nature of its approach in an effort to meet and serve its clients' needs more effectively.

  . Increase penetration in existing markets. EVEREN targets select local markets in which its presence often equals or exceeds that of larger national brokerage firms. The Company is focused on achieving target market penetrations (generally 10%-15% market share) in most of its markets to realize operating efficiencies and develop a meaningful presence in such communities. To achieve desired market penetration, the Company is building its investment consultant base by recruiting experienced investment consultants in appropriate markets, as well as selectively hiring and training new investment consultants. Newly recruited investment consultants typically occupy available space within existing offices, although the Company may selectively open new offices in locations in which it believes it can reach desired penetration levels.

  . Grow client assets and increase asset management activity. The Company seeks to increase the level of client wealth maintained at the Company by encouraging existing clients to maintain an increasing proportion of their financial assets with the Company and by attracting new clients.

   Toward this end, the Company has undertaken two recent initiatives. The first initiative was the introduction of new cash management products that allow clients to consolidate their financial assets into one, full service, integrated account with a variety of features. The introduction of these products, coupled with certain marketing efforts related to them, is designed both to facilitate the maintenance of higher balances at the Company and also to attract and reward higher net worth individuals who maintain assets greater than $500,000 at the Company.

   The Company's second initiative is the joint venture with Mentor, which will provide the Company's investment consultants with proprietary mutual funds to sell to existing and new clients. The arrangement will expand the Company's product offerings while also allowing the Company to diversify and potentially increase its earnings through direct participation in Mentor's earnings. The Company is seeking to increase the recurring, fee-based revenues generally associated with asset management activities.

  . Expand capital markets activity. The Company intends to increase its origination of equity products. To implement this strategy, the Company is increasing the coordination of its research, investment banking, syndicate and equity trading activities to focus those activities on middle market and growth companies in a group of core industries. By focusing its activities, the Company expects to enhance its reputation in such industries and increase its penetration, thereby leading to the execution of a greater volume of larger, higher margin transactions.

  . Pursue opportunistic acquisitions consistent with the Company's overall strategy. The Company intends to selectively pursue acquisition opportunities that either deepen penetration in its existing markets or add new, sufficiently penetrated, markets to its franchise. Management intends to selectively pursue acquisitions, principally of smaller brokerage firms that have a full-service orientation similar to the Company and that are likely to further leverage the Company's infrastructure. The Company intends to continue to consider from time to time the divestiture, elimination or resizing of other non-core businesses, programs or assets in order to increase the focus on its retail brokerage and capital markets businesses.

  . Maintain rigorous cost discipline. The Company seeks to minimize operating costs and to convert fixed costs to variable costs as appropriate. The Company regularly reviews the expense levels in, and profit contributions of, each retail branch office and business unit to determine appropriate consolidation and other cost saving opportunities. In addition, the Company has closely aligned the compensation structure for branch managers and other managerial personnel to profitability targets and the attainment of cost minimization goals. The Company also seeks to reduce fixed costs by divesting non-core businesses, such as BETA, and resizing certain business units, such as its municipal bond unit.

  . Maintain conservative risk profile. The Company will continue to control the risks in each of its businesses. Securities inventories are maintained at relatively low levels, hedged to the extent practicable and subjected to strict risk management guidelines. The Company seeks to limit its exposure to trading losses by focusing its trading activity on facilitating its retail and institutional businesses rather than on trading for its own account. Management seeks to foster a conservative approach to risk through a number of mechanisms including the linking of trader compensation to production as a priority over trading profits, an emphasis on compliance, a focus on education and the implementation of thorough risk management systems monitored on a daily basis.

RETAIL BROKERAGE ACTIVITIES

  EVEREN's retail business offers clients a complete range of investment products, such as stocks, bonds and mutual funds, and investment services, including investment advice, financial planning and asset management. Management believes that the breadth and quality of the Company's products and services, coupled with the productivity, tenure and experience of its investment consultants, allow it to provide superior service to its clients and help to distinguish EVEREN from its competitors.

  MARKETS

  EVEREN's investment products and services are marketed to clients by a network of approximately 1,175 investment consultants operating out of 140 retail branch offices in 27 states primarily located in five regions in the United States. Approximately three-quarters of the Company's investment consultants at August 31, 1996 were located in branch offices in California
(280), Ohio (151), Illinois (148), Wisconsin (113), Colorado (100) and Texas
(85).

  The following table sets forth certain information as of, or for the six months ended, June 30, 1996 for each of the five regions:

                                                       NUMBER OF              PERCENTAGE
                             NUMBER OF                INVESTMENT               OF RETAIL
      REGION               BRANCH OFFICES             CONSULTANTS             REVENUES(1)
      ------               --------------             -----------             -----------
      Central                    19                        180                     11%
      Eastern                    43                        252                     28
      Midwestern                 35                        265                     23
      South Central               6                         95                      7
      Western                    37                        383                     31
                                ---                      -----                    ---
          Total                 140                      1,175                    100%
                                ===                      =====                    ===

--------
(1) Retail revenues include commissions, principal sales credits, 12b-1 and managed account fees credited to the production of an individual investment consultant, as well as asset management and margin interest income earned on related client assets.

  Many of EVEREN's retail offices are located in smaller cities or suburban areas in which the Company's presence equals or exceeds that of the larger national brokerage firms. The Company's top fifteen branch offices accounted for 37% of retail revenues for the six months ended June 30, 1996.

  RETAIL PRODUCTS AND SERVICES

  EVEREN offers a full line of investment products to its retail clients. These include cash management accounts, listed and over-the-counter stocks, government and corporate bonds, tax-exempt state and local government bonds, open- and closed-end mutual funds, unit investment trusts, commodities, individual retirement accounts ("IRAs") and a wide variety of investment advisory products. Service offerings include investment advisory services, financial planning services such as retirement planning and planning for college funding, asset allocation advice, margin loans and prototype 401(k) plans and services. The Company imposes a service charge for certain of its retail services. Others are provided without charge to facilitate the accumulation of investment assets in client accounts.

  The table below sets forth the percentage contribution of various retail investment products and services to EVEREN's 1995 retail revenues:

                                                                PERCENTAGE OF
      PRODUCT/SERVICE                                         RETAIL REVENUES(1)
      ---------------                                         ------------------
      Equities...............................................         41%
      Asset management ......................................         12
      Margin interest........................................         12
      Mutual funds...........................................         11
      Other .................................................         11
      Taxable fixed income...................................          9
      Municipals.............................................          4
                                                                     ---
          Total..............................................        100%
                                                                     ===

  --------
(1) Retail revenues include commissions, principal sales credits, 12b-1 and managed account fees credited to the production of an individual investment consultant, as well as asset management and margin interest income earned on related client assets.

  In May 1996 as part of its strategy to grow client assets and increase asset management activity, EVEREN introduced two new forms of cash management accounts, the EVEREN Automatic Access Account(TM) ("AAA") and the EVEREN Advantage account ("Advantage"). AAA and Advantage are designed to allow clients to consolidate their financial assets in a full service, integrated account. AAA accounts feature numerous services, including a daily sweep of any cash in the client's account to a money market mutual fund, unlimited free checking, debit cards, margin account access and automatic bill payment. Advantage account holders also will receive customized statements showing gain and loss information, a complimentary IRA and EVEREN Online Service, a service that will provide the client with direct access to his or her account information via computer modem. Higher net worth clients are rewarded with complimentary services for maintaining higher account balances. Management believes that AAA and Advantage have been well received by clients. By August 31, 1996 over 6,660 AAA and Advantage accounts had been opened with average assets per account equal to $334,000 compared to $85,000 of average assets per account Company-wide.

  EVEREN offers its clients approximately 3,000 different mutual funds, including mutual funds of every type, sponsored by approximately 90 different firms. As of June 30, 1996 eight of these firms, each of which is a leading mutual fund sponsor, had been designated as preferred vendors within the Company's retail network, based on service level and other criteria developed by the Company. On July 25, 1996 the Company entered into a joint venture with Mentor, an asset management company with approximately $5.7 billion of assets under management, pursuant to which Mentor will be accorded a preferred vendor status consistent with the Company's equity interest in Mentor. See "--Mentor Joint Venture."

  INVESTMENT ADVISORY SERVICES

  The Company's investment advisory services include performance monitoring, selection of third party investment managers and, to a limited extent, discretionary asset management. The investment advisory services offered by the Company are tailored for a variety of clients, including individuals, pension and profit-sharing plans, trusts and estates, charitable organizations, corporations and other business and governmental entities. These services are provided by approximately 275 investment consultants located in 81 of the Company's branch offices. Investment advisory services are typically rendered on a fixed or "wrap" fee basis, such that all services, including execution services, are provided by EVEREN for a fixed fee, payable quarterly, usually a percentage of assets under management.

  In April 1996 the Company redesigned and reintroduced certain of its investment advisory service offerings, including the following programs:

       PROGRAM/ALLOCATION                        DESCRIPTION
       ------------------                        -----------
   EVEREN Masters              Client portfolio managed by one or more outside
                                investment advisory firms
   EVEREN Portfolio Management Client portfolio managed by a specially qualified investment consultant
   EVEREN Fund Allocation      Non-discretionary no-load mutual fund wrap
                               product
   EVEREN Paragon              Tailored manager selection, performance
                                monitoring and other services, the fee for
                                which can be paid in hard or soft dollars

  Management believes that the redesign of these programs provides an opportunity to significantly grow client assets under management and the recurring fee-based revenues generally associated with asset management activities.

  INVESTMENT CONSULTANTS

  Productivity. One of the strengths of the Company's retail business is the experience and productivity of its investment consultants. Management believes that average production and average client assets per investment consultant are important measures of productivity.

      PER INVESTMENT CONSULTANT          1996          1995     1994     1993
      -------------------------        --------      -------- -------- --------
Average production for period(/1/).... $310,000(/2/) $275,000 $258,000 $295,000
Average client assets at period end
 (in millions)(/3/)................... $   28.4      $   27.8 $   23.2 $   26.5

--------
(1) Average production is calculated by dividing the aggregate commissions, principal sales credits and 12b-1 and managed account fees credited to the production of all investment consultants by the average number of investment consultants during the period.
(2) Annualized for 1996 based on average production at August 31, 1996.
(3) Average client assets equals total assets held in retail client accounts divided by number of investment consultants. Excludes certain annuity and mutual funds and other assets not actually held in the client's account but on which commissions or similar payments are received. 1996 data as of August 31, 1996.

  Based upon a confidential industry survey conducted by a third party, management believes that the average production generated by the Company's investment consultants exceeded the industry average of $230,000 for regional firms in 1995 and approximated the industry average of $283,000 for all firms. In 1993, 1994 and 1995, the Company had 30, 19 and 27 investment consultants, respectively, whose production exceeded $1,000,000. As of August 31, 1996, the Company had 33 investment consultants whose 1996 production exceeded $667,000. Management believes that the increase in investment consultant productivity from 1994 to date is attributable, in part, to the departure of lower revenue-producing investment consultants during this period and the recruitment of higher revenue producing investment consultants.

  Management believes that the Company's high level of support staff per investment consultant is a key contributor to the Company's investment consultant productivity. EVEREN employs approximately 900 retail support staff, approximately 820 of whom are located in branch offices. The branch office support staff is composed primarily of sales assistants, most of whom are licensed to execute client orders, as well as wire operators, cashiers and others. As of August 31, 1996 the Company's ratio of support staff per investment consultant was 0.7 to 1. Management believes this high level of support staff allows the Company's investment consultants to focus on strengthening existing and developing new client relationships rather than on providing time intensive but less specialized services, such as trade processing and logistical support. Management also believes any additional costs incurred by the Company in maintaining its high support staff ratio are more than offset by the improved levels of productivity and resulting higher levels of retail revenues.

  In the effort to maximize investment consultant productivity, the Company also has a number of professional product liaisons in its capital markets area that primarily service investment consultants as well as approximately 60 professionals in its marketing and investment services area focused on providing product information and support to investment consultants and clients.

  Tenure. On average, EVEREN's investment consultants have more than eight years of tenure with the Company and 16 years of experience in the securities brokerage industry. Management attributes this long tenure to a number of factors that management believes distinguish the Company from its competitors. EVEREN's corporate culture emphasizes employee ownership and incentives that encourage strong performance. In addition, management believes that such culture offers a level of independence for investment consultants greater than that permitted by many national firms. Moreover, management believes that the high level of support staff per investment consultant and the breadth of product and service offerings provided by the Company attract investment consultants. Finally, management believes that the Company's commission payout rates, particularly for higher level producers, exceed those of most of the Company's competitors, especially the national firms.

  Recruiting. In order to achieve its desired market share penetrations, EVEREN is building its investment consultant base by recruiting experienced investment consultants in targeted markets, as well as selectively training new investment consultants. The Company added a net of 32 new investment consultants for the first six months of 1996, compared to a net decline of 54 investment consultants for the first six months of 1995. The Company's recruitment efforts are coordinated in-house by a national investment consultant recruiter who has been employed in this capacity by the Company since 1994. Management believes that the Company will be able to meet its recruiting goals in part by highlighting certain aspects of its corporate culture and other factors discussed above under "--Tenure" that distinguish it from its competitors. However, the Company faces significant competition from other firms seeking to recruit qualified investment consultants and there can be no assurance that the Company's recruiting and retention efforts will be successful.

  Training. The Company intends to strengthen its base of investment consultants by means of its ongoing training programs. Through EVEREN University, which provides coordinated training and educational programs, a core curriculum is being developed to help experienced investment consultants gather more client assets and serve clients more effectively. Trainee investment consultants will participate in a completely revamped program that will focus on a consultative rather than transactions-oriented approach, asset gathering, technology and overall financial planning for clients. See "-- EVEREN University and EVEREN Foundation."

  SIPC INSURANCE

  The Company maintains insurance provided by the Securities Investors Protection Corporation ("SIPC") for up to $500,000 per customer account, as well as excess SIPC coverage for up to an additional $9.5 million ($10.0 million total protection) per client account. Coverage up to an additional $49.5 million ($50.0 million total protection) is available for clients electing specialized account services.

CAPITAL MARKETS ACTIVITIES

  The Company engages in a full range of capital markets activities, including product origination, trading and research of equity, taxable fixed income and municipal securities. The Company's capital markets activities are primarily client-driven, in contrast to those of many other securities firms which emphasize proprietary trading, and currently account for approximately 25% of the Company's net revenues. Capital markets activities are conducted through approximately 265 professionals in 14 offices located in major cities across the United States.

  EQUITIES

  The Company seeks to focus its equity capital markets activities increasingly on institutional clients because of their greater share volumes and resulting revenues. The Company is therefore seeking to coordinate its equity securities research, investment banking, syndicate and trading activities by industry group and focus those activities on middle market and growth companies in a group of core industries. These industries currently include financial services (primarily thrifts, insurance companies and finance companies), real estate, technology (primarily computer hardware and software), consumer goods (primarily retail, catalogues and restaurants), industrials (primarily specialty chemicals, capital goods, metals and mining and selected manufacturing), telecommunications (primarily equipment and wireless and landline services) and health care.

  Research. The Company provides equity research coverage primarily on a group of middle-market and growth companies in the Company's core industries. The Company's research staff, consisting of approximately 45 professionals and 19 support staff, prepares periodic reports on approximately 250 publicly traded companies and uses a team approach that is designed to allow depth of coverage. Since the Buy-Out, the Company has hired a new research director and enhanced its research capabilities with the net addition of seven experienced research analysts. In addition, the Company purchases research coverage from two well-regarded investment banks. This out-sourcing of research provides the broad services needed by retail investment consultants and clients and allows the Company's in-house analysts to focus where they can add value. The Company also maintains a research liaison desk to provide responsive support service to its investment consultants and retail clients.

  Investment Banking. The Company offers a broad range of investment banking services primarily relating to equity offerings and private placements to middle market and growth companies, principally in the Company's core industries. The Company has approximately 40 investment banking professionals in five locations. In the first six months of 1996, the Company participated as a lead or co-manager in eleven equity offerings and private placements aggregating $550 million, compared to only three such transactions in the first half of 1995 aggregating $175 million. Management attributes this increase to resolution of the Company's ownership situation, favorable market conditions and better coordination of its retail and investment banking groups. The Company also offers other investment banking services, including mergers and acquisitions advisory and debt origination.

  Institutional Sales. The Company distributes equity securities through an institutional equity sales force that primarily serves mid-size and large institutional clients. In 1995, the Company designated a new director of institutional equity sales and has since hired approximately 14 new institutional equity sales professionals, bringing the number of such professionals employed by the Company to 35 located in four offices. In the first six months of 1996, the institutional equity sales force generated $9.3 million of revenues, up from $4.5 million in the first half of 1995.

  Trading. The Company makes a market in approximately 475 over-the-counter stocks, including most of those covered by the Company's research department. EVEREN employs approximately 24 trading professionals who execute transactions in both over-the-counter and listed securities primarily for retail and institutional clients. Traders are paid based on a formula that encourages them to work with the Company's investment consultants and institutional sales professionals to generate sales revenues as a priority over trading profits. The Company seeks to limit its exposure to trading losses by focusing its trading activity on facilitating its retail and institutional businesses rather than on trading for its own account. The Company imposes low position limits for its traders.

  TAXABLE FIXED INCOME

  The Company provides a broad range of government, government agency and corporate fixed income securities to its retail and generally smaller institutional clients. A relatively small amount of the taxable fixed income securities offered by the Company are originated internally, most being obtained in the secondary market.

The taxable fixed income department employs 66 professionals, including fixed income research personnel who primarily provide investment ideas and credit oversight. To facilitate taxable fixed income sales, the Company enters into standard repurchase and reverse repurchase agreements with qualified institutional clients.

  MUNICIPALS

  The Company provides underwriting and financial advisory services to, and distributes securities of, tax-exempt municipalities principally in the Midwest. The Company's municipal securities business includes an institutional sales force of five professionals, as well as a group of approximately 15 public finance investment bankers and analysts that provide underwriting and financial advisory services. As part of its cost reduction strategy, the Company has realigned and downsized its municipal business in the third quarter of 1996, eliminating 34 out of 94 positions.

GATEWAY MORTGAGE ACCEPTANCE CORPORATION

  Gateway Mortgage Acceptance Corporation ("Gateway") is a wholly-owned limited purpose subsidiary whose business activities are limited to issuing series of collateralized mortgage obligations, directly or through one or more trusts beneficially owned by it, to retail investors and purchasing, owning and selling other mortgage-related assets associated with collateralized mortgage obligations. In the fiscal year ended December 31, 1995, Gateway, as a pass-through entity, accounted for approximately $19.0 million of interest income and approximately $19.0 million of interest expense of the Company. Gateway has no employees. Gateway retains the right to call, beginning four years after issuance, the collateralized mortgage obligations it issues and may realize a gain, if any, between the call price of such securities and the underlying value of the collateral. See Notes 2, 7 and 8 of Notes to Consolidated Financial Statements.

MENTOR JOINT VENTURE

  The Company has entered into a joint venture (the "Joint Venture") pursuant to which it will acquire an initial 20% ownership interest in Mentor, the asset management subsidiary of Wheat, a Mid-Atlantic based securities brokerage firm, for no direct cash consideration. The JVA provides the Company with an opportunity not later than late 1998 to increase its ownership stake in Mentor up to a maximum 50% equity interest (or such lesser equity interest equal to Wheat's equity interest if another firm is added to the Joint Venture).

  By entering into the Joint Venture, the Company is seeking to grow client assets under management by offering a greater range of asset management products and, through its ownership interest in Mentor, to capture a portion of earnings relating to client assets under management that would otherwise be earned by third-party vendors.

  Mentor is a regional asset management firm headquartered in Richmond, Virginia that offers seven distinct investment styles (cash, active fixed income, balanced, tactical asset allocation, large capitalization quality growth, global/international equity growth and small/mid-capitalization equity growth) through retail mutual funds, institutional mutual funds and separately managed portfolios. Mentor currently has three regional representatives to service the Wheat system and has committed to add five regional representatives to service the Company and its clients. As of June 30, 1996, Mentor had approximately $5.7 billion in assets under management compared to $1.0 billion in early 1993.

  The JVA calls for the Company to transfer approximately $2.8 billion of money market mutual fund assets now held in client accounts, with certain exceptions, to Mentor-sponsored funds by December 31, 1996 and prohibits each of the Company and Wheat from engaging, directly or indirectly, in the asset management business other than through Mentor or through activities generally engaged in by broker-dealer firms.

  Under the JVA, the Company will have representation on Mentor's board proportionate to its ownership interest. The Company's investment in Mentor will be accounted for under the equity method of accounting and a proportionate share of Mentor's profits will be included in the pre-tax earnings of the Company each year.

EVEREN CLEARING

  The Company, through EVEREN Clearing, a broker-dealer registered with the SEC and a member firm of the NYSE and other principal exchanges, provides securities execution and clearing services on a fully-disclosed basis and commodities clearing services for EVEREN Securities and other non-affiliated broker-dealers.

  EVEREN Clearing was incorporated in Delaware in 1984 to service the clearing needs of the broker-dealers then affiliated with Kemper. EVEREN Clearing expanded its clearing services to outside broker-dealers in order to leverage its clearing structure, thereby reducing EVEREN Securities' clearing costs. As of June 30, 1996, EVEREN Clearing provided clearing services for approximately 30 non-affiliated broker-dealers. Over the past several years, enhancements in systems and procedures have allowed EVEREN Clearing to reduce its workforce by over 28% to 374 as of August 31, 1996 from 522 as of December 31, 1992, resulting in lower clearing costs per trade.

EVEREN UNIVERSITY AND EVEREN FOUNDATION

  The Company recently established EVEREN University to provide coordinated training, education and development programs for Company employees, clients and others. Separate courses and programs are being developed for experienced investment consultants, trainees, branch office managers and other employees that will be designed to enhance their fundamental and professional skills and improve their familiarity with the services and products the Company offers. See "--Retail Brokerage Activities--Investment Consultants--Training."

  In conjunction with EVEREN University, the Company has recently established the EVEREN Foundation (the "Foundation"), a not-for-profit corporation through which the Company's employee matching gift program, its annual retail "charity day" and other charitable programs will be coordinated and funded. The Foundation's focus will be education. To provide initial funding for the Foundation, the Company has approved a seed grant of $250,000 and has agreed to match, on a two-for-one basis until November 1, 1996 and on a one-for-one basis until December 15, 1996, any contributions made by employees and certain others to the Foundation.

  The Company expects EVEREN University and the Foundation to play important roles in the implementation of the Company's local market penetration strategy.

EMPLOYEES

  At August 31, 1996, the Company employed approximately 3,200 persons. Of that number, approximately 2,080 were employed in the Company's retail areas (including 61 in its marketing and investment services areas) 424 in its capital markets area, 310 in administrative and financial areas (including 38 in compliance) and 374 at EVEREN Clearing. Of the Company's employees at such date, approximately 1,900 were classified as professionals and 1,300 as support staff. None of the Company's employees are subject to a collective bargaining agreement. Management believes that the Company's relations with its employees are good.

PROPERTIES

  The Company leases 241,000 square feet of office space (and an additional 36,000 square feet of warehouse space) in Chicago, Illinois; 115,000 square feet in one location in Houston, Texas, a significant portion of which is subleased; 41,000 square feet in two locations in Cleveland, Ohio; 30,000 square feet in one location in Los Angeles, California; 118,000 square feet in two locations in Milwaukee, Wisconsin; 38,000 square feet in two locations in New York City; and approximately 700,000 square feet in other locations nationwide.

COMPETITION

  All aspects of the Company's business are highly competitive. The Company competes directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, dealers, investment banking firms, investment advisors and certain commercial banks and indirectly for client assets with insurance companies and others. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of whom have significantly greater equity capital, financial and other resources than the Company. With respect to retail brokerage activities, many of the regional firms with whom the Company competes have operated in their regions significantly longer than has the Company and have established long-standing client relationships. In addition, the Company expects competition from domestic and international commercial banks to increase as a result of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks relating to the sale of securities.

  In addition, the Company faces competition for investment consultants. Although the Company takes steps to maintain strong relationships with its investment consultants, because of the significant emphasis on and importance of its retail operations, the Company faces competition in attracting and retaining high-producing retail brokers. While many competitors require their registered representatives to enter into restrictive non-competition agreements which seek to prohibit the representatives from being employed by any competitor, the Company has not implemented such a requirement because it believes that the general use of such agreements is not conducive to attracting valuable employees.

  Management believes that the principal competitive factors influencing the Company's business are the quality of its investment consultants and other professional staff, the Company's reputation in and penetration of the local markets in which it operates, its existing client relationships, its mix of market capabilities and the incentives associated with employee ownership.

LEGAL PROCEEDINGS

  Many aspects of the Company's business involve substantial risks of liability. In recent years there has been an increasing incidence of litigation involving the securities brokerage industry, including class action suits that generally seek substantial damages and other suits seeking punitive damages. Underwriters are subject to substantial potential liability for material misstatements and omissions in prospectuses and other communications with respect to securities offerings. Like other securities brokerage firms, the Company has been named as a defendant in class action and other suits and has in the past been subject to substantial settlements and judgments.

  Following are descriptions of certain of the lawsuits in which the Company is currently a named defendant. The Company intends to vigorously defend itself against the allegations in each of such actions. Although there can be no assurances, the Company does not believe that the ultimate outcome of any of this litigation, individually or in the aggregate, will have a material adverse effect on its financial condition. Due, however, to the relatively early stage of each of these lawsuits and the lack of information currently available, management cannot accurately make estimates of potential loss, if any, or assure that such lawsuit will have no material adverse effect on the Company's results of operations in any particular period.

  In Re Nasdaq Market-Makers Antitrust Litigation. In December 1994 a consolidated amended class action complaint was filed in the United States District Court for the Southern District of New York against thirty-three broker-dealer market makers in The Nasdaq National Market System ("Nasdaq") traded securities, including EVEREN Securities, alleging the defendants had conspired to fix the "spread" between bid and asked prices for Nasdaq traded securities in violation of Section 1 of the Sherman Act. On behalf of a purported class allegedly including all United States customers of the defendants who purchased or sold securities on Nasdaq during a period from May 1989 through May 1994, plaintiffs claim damage in that allegedly they paid more for securities purchased on Nasdaq, or received less on securities sold, than they would have but for the alleged conspiracy. Compensatory damages, treble damages, attorneys' fees and costs and other relief are being sought against each of the defendants on a joint and several basis. In August 1995 the Court granted defendants' motion to dismiss on the ground that plaintiffs had failed to specify the stocks in which the alleged collusion had occurred. Plaintiffs then filed a further amended complaint identical in substance to the dismissed one listing over 1,000 securities allegedly the subject of the claimed conspiracy. Defendants have filed their answer denying the material allegations of such complaint. Discovery is proceeding.

  In addition, allegations of collusion among market-makers became the subject of investigations by the Antitrust Division of the Department of Justice ("DOJ"), the SEC and the NASD. EVEREN Securities and other market makers have responded to Civil Investigative Demands by the DOJ and to subpoenas by the SEC. On July 17, 1996 DOJ filed a civil complaint against 24 market makers, other than EVEREN Securities, alleging that a common understanding arose among the defendants and other market makers to adhere to a quoting convention for the purpose of fixing the inside spread on a substantial number of Nasdaq stocks in violation of the antitrust laws and announced that the market makers named in that complaint had entered into a settlement agreement with the DOJ.

  Cuyahoga County, Ohio Litigation (Jones, et al. v. McDonald & Co., et al.). In August 1995 a lawsuit was filed in the Court of Common Pleas of Cuyahoga County, Ohio on behalf of the County of Cuyahoga (the "County"), the State of Ohio and the Board of County Commissioners against eight broker-dealers and banks, including EVEREN Securities, relating to investment losses suffered by the County and its Secured Assets Fund Earnings program (the "S.A.F.E. Fund"). Plaintiffs' second amended complaint alleges that the defendants facilitated and assisted the staff of the County's investment department in engaging in certain investment activity that was risky and speculative and that violated the S.A.F.E. Fund's policies and procedures and certain state laws. The investments at issue consisted of fixed-income securities, specifically U.S. Treasuries and government agency securities, financed by reverse repurchase transactions. When interest rates rose dramatically in 1994, resulting in a decline in the value of the County's investment portfolio, the County terminated the S.A.F.E. program, liquidated its portfolio and incurred losses. Thereafter, the County Treasurer was convicted of dereliction of duty and the County's Chief Investment Officer pled guilty to dereliction of duty and falsification. The complaint seeks unspecified compensatory damages and punitive damages, costs and attorneys' fees, alleging investment losses in the "tens of millions of dollars." News reports have indicated that the County incurred investment losses exceeding $100 million. The complaint alleges breach of fiduciary duty and negligence by EVEREN Securities and the other defendants. The complaint also alleges fraud, misrepresentation and violation of the Ohio securities law by three defendants other than EVEREN Securities in connection with certain of the County's securities issuances. The Ohio Supreme Court has disqualified all Cuyahoga County judges from hearing the case, and a retired judge from another Ohio county has been assigned.

  Estate of Braunstein, et al. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., et al. EVEREN Securities is named as a defendant, together with ten other broker-dealers, in a purported class action lawsuit filed in the Supreme Court of the State of New York, County of New York, in May 1994. Plaintiffs purport to state claims individually and on behalf of a class of all individuals or entities who have had accounts with one or more of the defendants in which they have had free credit balances from which the defendants have derived economic benefit for which they have not accounted to the plaintiffs. The complaint purports to assert causes of action for breach of fiduciary duty and unjust enrichment. Plaintiffs allege that defendants unlawfully retained interest earned on free credit balances in broker-dealer accounts. Plaintiffs seek compensatory damages, the imposition of a constructive trust, an injunction to require the payment of interest on free credit balances, costs and attorneys' fees. In June 1995 the court granted defendants' motion to dismiss for failure to state a cause of action. Plaintiffs then filed an amended complaint containing similar claims. Defendants motion to dismiss the amended complaint was denied. Defendants have filed an answer in the case, and discovery has commenced.

  EVEREN Clearing v. Brod, et al. EVEREN Clearing has initiated this NYSE arbitration proceeding seeking to recover from Brod, a failed correspondent clearing firm, and its principals approximately $5.3 million in losses primarily resulting from unsatisfied margin calls and other losses incurred as a result of Brod's failure. Brod and its principals have asserted various defenses to EVEREN Clearing's claims, and Brod and one of the principals have filed counterclaims in which they seek to recover approximately $25.7 million in alleged damages as the result of EVEREN Clearing's termination of its clearing agreement with Brod. EVEREN Clearing has asserted various defenses to such counterclaims. An arbitration hearing began in late September 1996.

  In addition to the matters described above, the Company is currently a defendant in various civil actions and arbitrations arising out of its activities as a broker-dealer in securities. Some of such actions involve allegations of misconduct by Company employees, and other actions involve claims against the Company by current or former employees. The Company does not believe that any such matters will have a material adverse effect on its financial condition or results of operations.

                                  REGULATION

  The securities industry in the United States is subject to extensive regulation under both federal and state laws. EVEREN Securities and EVEREN Clearing are registered as broker-dealers, and EVEREN Securities is registered as an investment adviser, with the SEC. They are subject to regulation by the SEC and by self-regulatory organizations, principally the NASD, the MSRB and national securities exchanges such as the NYSE. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. EVEREN Securities is a registered broker-dealer in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. Failure to comply with the laws, rules or regulations of the SEC, such self-regulatory organizations and state securities commissions may result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion by such entities of a broker-dealer, an investment adviser, officers or employees. The Company believes that it is currently in material compliance with the regulations to which it is subject.

  EVEREN Securities and EVEREN Clearing are registered with the CFTC as futures commission merchants and are subject to regulation as such by the CFTC and various domestic boards of trade and other commodity exchanges. EVEREN Securities' commodity futures and options business is also regulated by the NFA, a not-for-profit membership corporation which has been designated as a registered futures association by the CFTC.

  Because financial services businesses are subject to extensive regulation on the federal and state level, and because of the possibility of changes resulting from numerous legislative and regulatory proposals that are advanced each year and from judicial decisions, it is possible that changes will be necessary in the way in which the Company conducts its activities. While it is difficult to predict the impact of any new laws, regulations or judicial decisions, the Company anticipates that regulation of the securities and commodities industries will increase at all levels and that compliance therewith will become more difficult. Monetary penalties and restrictions on business activities by regulators resulting from compliance deficiencies are also expected to become more severe.

                             CAPITAL REQUIREMENTS

  As registered broker-dealers, EVEREN Securities and EVEREN Clearing are subject to the SEC's net capital rule, Rule 15c3-1 (the "Net Capital Rule"), promulgated under the Exchange Act. The NYSE monitors the application of the Net Capital Rule. EVEREN Securities and EVEREN Clearing each compute net capital under the alternative method which requires minimum net capital equal to the greater of $1.0 million for EVEREN Securities and $1.5 million for EVEREN Clearing or 2% of aggregate items arising from customer transactions. A broker-dealer may be required to reduce its business if its net capital is less than 4% of aggregate debit balances and may also be prohibited from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances. In addition, the Net Capital Rule does not allow withdrawal of subordinated capital if net capital would be less than 5% of such debit balances.

  The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Under the Net Capital Rule, equity capital cannot be withdrawn from a broker-dealer without the prior approval of the SEC when net capital after the withdrawal would be less than 25% of its securities position haircuts (which are deductions from capital of certain specified percentages of the market value of securities to reflect the possibility of a market decline prior to disposition). In addition, the Net Capital Rule requires a broker-dealer to notify the SEC and the appropriate self-regulatory organization two business days before a withdrawal of excess net capital if the withdrawal would exceed 30% of the broker-dealer's excess net capital, and two business days after a withdrawal that exceeds 20% of excess net capital, provided that no such notice need be given if the withdrawal is less than $500,000. Finally, the Net Capital Rule authorizes the SEC to order a freeze on the transfer of capital if a broker-dealer plans a withdrawal of more than 30% of its excess net capital and the SEC believes that such a withdrawal would be detrimental to the financial integrity of such broker-dealer or would jeopardize the broker-dealer's ability to pay its customers.

  EVEREN Securities receives flow-through capital benefits from EVEREN Clearing, to the extent available, in accordance with the Net Capital Rule. At June 30, 1996 and December 31, 1995, EVEREN Securities had net capital, as defined, of $108.1 million and $94.2 million, respectively, which exceeded its minimum net capital requirement by $107.1 million and $93.2 million, respectively. At June 30, 1996 and December 31, 1995, EVEREN Clearing had net capital of $58.7 million and $58.6 million, respectively, which exceeded its net capital requirement by $44.1 million and $45.0 million, respectively.

  Compliance with the Net Capital Rule could limit those operations of the Company that require the intensive use of capital, such as underwriting and trading activities and the financing of customer account balances, and also could restrict its ability to pay dividends, repay debt and redeem or purchase shares of its outstanding Common Stock.

  The SEC, the NYSE, the CFTC and various other securities and commodities exchanges and other regulatory bodies in the United States have rules with respect to net capital requirements which affect the Company. A change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation or amount of such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could adversely affect the ability of the Company to expand or maintain present levels of business or pay dividends or interest.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, their respective ages and their respective present positions are as follows:

      NAME                          AGE   PRESENT POSITION
      ----                          ---   ----------------
      James R. Boris                51    Chairman of the Board and Chief Executive
                                           Officer
      Stephen G. McConahey          52    President, Chief Operating Officer and Di-
                                           rector
      Stanley R. Fallis             55    Senior Executive Vice President and Direc-
                                           tor of
                                           Administration and Operations
      David M. Greene               50    Senior Executive Vice President and Direc-
                                           tor of
                                           Client Services
      Arthur J. McGivern            49    Senior Executive Vice President and Direc-
                                           tor of
                                           Corporate Development
      Janet L. Reali                45    Senior Executive Vice President, General
                                           Counsel and Secretary
      Thomas R. Reedy               36    Senior Executive Vice President and Direc-
                                           tor of
                                           Capital Markets
      John G. Sullivan              51    Senior Executive Vice President and Direc-
                                           tor of
                                           Marketing and Investment Services
      Daniel D. Williams            44    Senior Executive Vice President, Chief Fi-
                                           nancial
                                           Officer and Treasurer
      Thomas M. Mansheim            39    Senior Vice President, Controller and Chief
                                           Accounting Officer
      William M. Daley(1)(2)        48    Director
      William T. Esrey(1)(2)        56    Director
      Homer J. Livingston Jr.(1)(2) 61    Director
      William C. Springer(1)(2)     56    Director

--------
(1) Member of the Compensation Committee of the Board of Directors of the Company.
(2) Member of the Audit Committee of the Board of Directors of the Company.

  James R. Boris was elected Chairman of the Board and Chief Executive Officer of the Company in May 1995. Mr. Boris is Chairman of the Board and Chief Executive Officer of EVEREN Securities, and has held such positions since January 1990. From January 1994 until September 1995, he was also an Executive Vice President of Kemper. From January 1990 until September 1995, he served on the board of directors of Kemper Financial Companies, then a Kemper subsidiary ("KFC"), and the boards of its major subsidiaries.

  Stephen G. McConahey was elected President and Chief Operating Officer of the Company in May 1995, and has been a director since July 1995. Mr. McConahey is President and Chief Operating Officer of EVEREN Securities and has held such positions since January 1994. He was Senior Vice President for Corporate and Internal Development of Kemper from 1990 through December 1993. He was also Executive Vice President (Corporate and International Development) of Kemper Financial Services, Inc. from 1988 through December 1993 and Senior Vice President of KFC from 1990 through 1993. Mr. McConahey is also a member of the Board of Trustees of AMLI Residential Properties Trust, a publicly-traded real estate investment trust that invests in multi-family properties, and is an individual general partner of Boettcher Venture Capital Partners, L.P.

  Stanley R. Fallis was elected Senior Executive Vice President of the Company in May 1995 and also acts as the Company's Director of Administration and Operations. In April 1995, he was elected Senior Executive

Vice President and Chief Administrative Officer of EVEREN Securities. From March 1994 until April 1995, he was Senior Vice President and Director of Strategic Planning of Kemper. He was Senior Executive Vice President, Treasurer and Chief Financial Officer of EVEREN Securities from September 1991 until March 1994, after having been Executive Vice President, Chief Financial Officer and Treasurer from April 1990 until September 1991.

  David M. Greene was elected Senior Executive Vice President of the Company in May 1995 and also acts as the Company's Director of Client Services. Since January 1994 he has been Senior Executive Vice President and Director of Client Services of EVEREN Securities. From October 1992 until January 1994, he was EVEREN Securities national sales director. From August 1991 to October 1992 he was Regional Director of EVEREN Securities branch offices in Wisconsin, Iowa, Florida and Minnesota. Prior thereto, he was branch manager of the Madison, Wisconsin branch office of an EVEREN Securities predecessor firm, Blunt Ellis & Loewi Incorporated ("BEL").

  Arthur J. McGivern was elected Senior Executive Vice President and Director of Corporate Development of the Company in February 1996, at which time he was also elected Senior Executive Vice President and Director of Corporate Development of EVEREN Securities. From January 1994 to January 1996, he was Senior Vice President and Corporate Counsel of Kemper. Prior to the Buy-Out Mr. McGivern was an officer of a number of the Company's subsidiaries, including the following positions at EVEREN Securities: Executive Vice President from March 1991 to September 1992; Senior Executive Vice President from September 1992 to September 1995; General Counsel from March 1991 to September 1995; and Corporate Secretary from March 1991 to December 1993.

  Janet L. Reali was elected Senior Executive Vice President, General Counsel and Secretary of the Company in February 1996 after having been Executive Vice President and Secretary since May 1995. In December 1995 she was elected Senior Executive Vice President, General Counsel and Secretary of EVEREN Securities after having been Executive Vice President, Corporate Counsel and Corporate Secretary since December 1993. She was Senior Vice President and Associate General Counsel of EVEREN Securities from July 1991 to December 1993. Before joining EVEREN Securities, she was a partner in the Chicago law firm of Keck, Mahin & Cate.

  Thomas R. Reedy was elected Senior Executive Vice President of the Company in May 1995 and acts as the Company's Director of Capital Markets. He has been Senior Executive Vice President of EVEREN Securities since December 1993. He was Executive Vice President from September 1993 to December 1993 and Senior Vice President from January 1991 to September 1993. He has held the additional titles of Director of Capital Markets since January 1995, Director of Product Origination from June 1994 to January 1995, Director of Investment Banking from September 1993 to June 1994 and Director of Public Finance from January 1991 to September 1993. He originally joined EVEREN Securities in 1988 as a Senior Vice President of BEL.

  John G. Sullivan was elected Senior Executive Vice President of the Company in February 1996 and also acts as the Company's Director of Marketing and Investment Services. He has been a Senior Executive Vice President and Director of Marketing and Investment Services of EVEREN Securities since October 1995. Prior to joining the Company, he worked at Smith Barney Inc. as Executive Vice President for strategic marketing from July 1995 to October 1995, as Executive Vice President and director of recruiting and development from June 1994 to June 1995 and as Executive Vice President and Director of that firm's northwest retail division from 1990 to 1994.

  Daniel D. Williams was elected Senior Executive Vice President, Chief Financial Officer and Treasurer of the Company in May 1995. Since April 1995 he has been Senior Executive Vice President and Chief Financial Officer of EVEREN Securities. From January 1994 to April 1995 he was Executive Vice President and Director of Finance and Administration and from January 1991 to January 1994 he was Senior Vice President and Director of Accounting of EVEREN Securities.

  Thomas M. Mansheim was elected Vice President, Controller and Chief Accounting Officer of the Company in May 1995 and Senior Vice President, Controller and Chief Accounting Officer as of July 1995. Since January 1991 he has been Senior Vice President, and since January 1994 he has been Director of Accounting, of EVEREN Securities.

  William M. Daley has been a director of the Company since September 1995. He is a partner with the Chicago law firm of Mayer Brown & Platt, having rejoined the firm in May 1993, concentrating in the areas of corporate and government relations matters. From September 1993 through December 1993, he served as Special Counsel to the President of the United States for the North American Free Trade Agreement. A partner with Mayer Brown & Platt from 1985 to 1990, Mr. Daley concentrated in the corporate and government relations areas, and assisted in expanding the firm's Washington office. He held the position of President and Chief Operating Officer of Amalgamated Bank of Chicago from 1990 to 1993, after joining the bank as Vice Chairman in 1989. He serves on the boards of directors for the Federal National Mortgage Association and Wheelabrator Technologies, Inc. EVEREN Securities has utilized and anticipates that it will continue to utilize the services of Mayer Brown & Platt.

  William T. Esrey has been a director of the Company since September 1995. He has been Chief Executive Officer of Sprint Corporation since 1985 and Chairman since 1990. He was also President of Sprint from 1985 until February 1996. He serves on the boards of Sprint, The Equitable Life Assurance Society of the United States, PanEnergy Corporation and General Mills, Inc.

  Homer J. Livingston Jr. has been a director of the Company since September 1995. He was Chief Executive Officer of The Chicago Stock Exchange from January 1993 until he retired in May 1995, following a 30-year career in the commercial and investment banking fields. Mr. Livingston previously served as Chairman and Chief Executive Officer of The Livingston Financial Group, a firm he started in 1988 that specialized in commercial bank restructuring. Mr. Livingston serves as a board member of the Peoples Energy Corporation and American National Can Company.

  William C. Springer has been a director of the Company since September 1995. He has held the title of President and Chief Executive Officer for Heinz U.S.A. since 1989. In 1992, he was appointed President of Heinz North America, responsible for Heinz Canada and Heinz U.S.A. Additionally, in September of 1993 he was elected to the board of directors of the H.J. Heinz Company and assumed responsibility for the Heinz Service Company and Heinz operations in Latin and South America.

  Compensation of Directors. Directors who do not receive compensation as officers or employees of the Company are paid an annual retainer of $17,500, a fee of $2,500 paid in Common Stock for each meeting of the Board of Directors attended, and a cash fee of $1,000 for each committee meeting attended. The Compensation Committee is authorized to determine the amount of the annual retainer to be paid in Common Stock. Such directors will also be reimbursed for reasonable travel and related expenses.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. The Audit Committee reports to the Board of Directors in discharging its responsibilities relating to the accounting, reporting and financial control practices of the Company. The Audit Committee has general responsibility for oversight of financial controls, as well as the Company's accounting and audit activities. The Audit Committee annually reviews the qualifications of the independent auditors. The Audit Committee is composed entirely of outside directors who are not now, and have never been, officers of the Company. The Audit Committee consists of Mr. Livingston (Chairman) and Messrs. Daley, Esrey and Springer.

  Compensation Committee. The Compensation Committee is responsible for administering all of the Company's employee benefit and compensation plans. The Compensation Committee establishes corporate policy and programs with respect to the compensation of officers and employees of the Company, including establishing compensation programs, policies and practices, such as salary, cash incentives, long-term incentive compensation, stock purchase and other programs and making grants under such plans. No member of this committee will receive an award or payment under any employee plan, other than as described below. See "--Executive Officers and Directors--Compensation of Directors." The Compensation Committee is composed entirely of outside directors who are not now, and have never been, officers of the Company. The members of the Compensation Committee are Mr. Esrey (Chairman) and Messrs. Daley, Livingston and Springer.

  The 1995 Non-Employee Directors Plan (the "Directors Plan") provides non-employee directors with incentives to improve the Company's performance by increasing their level of stock ownership and granting of non-qualified stock options. See "Company Stock Plans--1995 Non-employee Directors Plan." Participation in the Directors Plan by non-employee directors is mandatory.

EXECUTIVE COMPENSATION

  Prior to the Buy-Out, certain officers and employees of the Company participated in various compensation plans of Kemper. The following tables set forth certain information regarding the compensation paid or accrued by the Company and Kemper to or for the account of the Chief Executive Officer and each of the four most highly compensated executive officers of the Company for services rendered in all capacities during the Company's fiscal years ended December 31, 1995 and 1994.

                          SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM COMPENSATION
                                     ANNUAL COMPENSATION                      AWARDS
                              --------------------------------- ----------------------------------
                                                      OTHER     RESTRICTED   STOCK
                                                      ANNUAL      STOCK    UNDERLYING  ALL OTHER
NAME AND PRINCIPAL                                 COMPENSATION   AWARDS    OPTIONS   COMPENSATION
POSITION                 YEAR SALARY($)  BONUS($)   ($)(1)(5)   ($)(2)(6)  (#)(3)(7)   ($)(4)(8)
------------------       ---- --------- ---------- ------------ ---------- ---------- ------------
James R. Boris,......... 1995 $500,000  $1,300,000   $507,767   $1,500,000   30,000     $156,542
 Chairman of the         1994  440,000     300,000    367,418      220,400   11,000      369,671
 Board and Chief
 Executive Officer
Stephen G. McConahey,... 1995  385,000     900,000    743,832    1,000,000   22,500       30,036
 President and Chief     1994  350,000     175,000    335,498      261,000   14,000      206,777
 Operating Officer
David M. Greene,........ 1995  250,000     450,000    233,677            0   17,000       27,526
 Senior Executive        1994  200,000      85,000     21,468            0    4,350      118,340
 Vice President
Thomas R. Reedy,........ 1995  250,000     400,000    194,379            0   17,000       41,662
 Senior Executive        1994  200,000      85,000          0            0    4,350       87,357
 Vice President
Frank V. Geremia,(9).... 1995  275,000     300,000    284,726            0   13,000       30,911
 Senior Executive        1994  275,000     190,000    122,045       92,800    4,600      188,159
 Vice President

--------
(1) For 1995, the amounts disclosed in this column include:
  (a) Compensation based on Kemper salary and benefit programs and contractual arrangements. The realization of compensation in 1995 resulted from Kemper's consummation of certain transactions (including the Buy-Out):
   (i) Compensation income reported in 1995 as the result of an arrangement Kemper extended to approximately 52 management and administrative personnel of EVEREN Securities. Under this Kemper Corporation 1995 Deferred Bonus program, Messrs. Greene, Reedy and Geremia received payments of $120,000, $120,000 and $51,600, respectively, immediately after the Buy-Out.
   (ii) $404,460, $606,690 and $179,118 for Messrs. Boris, McConahey and Geremia, respectively, based on the value on the vesting date of phantom restricted stock units awarded in 1995 under the Kemper Corporation 1995 Executive Incentive Plan.
   (iii) The taxable value of the Exchangeable Preferred Stock payments made to each of the named executives by Kemper pursuant to the Preferred Distribution based on the number of in the money Kemper stock options held by each named executive. The distribution ratio in the Preferred Distribution was one share of Preferred Stock for every
         31.25 shares of Kemper common stock underlying any unexercised and unexpired options (and/or units) participants held on September 7, 1995. No fractional shares of Exchangeable Preferred Stock were distributed in the Preferred Distribution. For compensation purposes, the taxable income from this distribution was based on the participant's Kemper options (and/or units) and was equal to $20.8125 (the average of the high and low sales prices of the Exchangeable Preferred Stock on its first day of trading, September 14, 1995) times the number of shares of Exchangeable Preferred
         Stock received, plus any cash received in lieu of fractional shares.

   (iv) Compensation amounts paid to Messrs. Boris, McConahey and Geremia as non-preferential dividend equivalents on phantom Kemper restricted stock units.
  (b) Compensation based on the Company's salary and benefit programs:
   (i) The taxable value of nonvoting common stock awarded to Messrs.
       Greene, Reedy and Geremia, which shares of nonvoting common stock were exchanged for shares of Common Stock on a one-for-one basis as part of the Transactions. Because of the restrictions placed on the transfer of this stock, the Company advanced an amount to Messrs. Greene, Reedy and Geremia to cover the withholding tax obligations incurred in connection with the receipt of the shares of nonvoting Common Stock. Under the terms of this loan, each executive pledged the shares issued as collateral of the principal amount owed to the Company. Payment of the loan was due the earlier of (i) the first date on which the stock is sold or otherwise transferred, in whole or part, in any transaction in which the executive receives any amount of cash consideration for all or any portion of the transferred stock, or (ii) the first date on which there no longer remained outstanding any shares of Exchangeable Preferred Stock or Debentures issued in exchange for shares of such Exchangeable Preferred Stock, or (iii) the date of any acceleration of the payments due following such demand by the Company.
   (ii) The taxable benefits from personal use of any employer-provided automobile, adjusted for the related tax expense.
   (iii) The taxable benefits of various incentive trips the named executives participated in during 1995.
   (iv) A distribution of $31,921 made to Mr. Greene from the Blunt Ellis & Loewi Amended and Restated Deferred Incentive Compensation Plan.
(2) Amounts reported for 1995 were awarded under the terms of the 1995 Plan (as defined herein) and certain provisions of employment agreements entered into with the Company. Under the terms of such employment agreements, Messrs. Boris and McConahey received 219,281 and 146,188 shares, respectively, of Common Stock. Such shares vested in 1995.
(3) Stock options displayed for 1995 relate to Common Stock and were granted under the 1995 Plan. The nonqualified stock option granted to each named executive is subject to a five-year cliff vesting schedule. If a participant terminates service prior to the end of the five-year period for reasons other than death, permanent disability or retirement, the options and all associated rights are forfeited and returned to the Company. Certain provisions exist for acceleration of vesting for various change of control scenarios.
(4) The amounts in this column for 1995 include employer contributions allocated to the accounts of the named executives under profit sharing plans (including the supplemental plan) maintained by EVEREN Securities and Kemper in the case of Mr. Boris, Kemper, KFC and EVEREN Securities in the case of Mr. Geremia, and EVEREN Securities in the case of Messrs. McConahey, Greene and Reedy.
  Effective with the 1995 plan year, the Company adopted the KSOP and employer contribution provisions which provided for a fifty percent match of the first five percent of participants' elective 401(k) contributions and a discretionary year-end contribution. Under the KSOP, annual compensation which is attributable to restricted stock vesting, stock option exercise or nonqualified deferred compensation vesting is not taken into account for employer contributions.
  In addition, in the Founders' Offering, the Company contributed to the KSOP an amount equal to one-half of the amount invested by each participant in the Common Stock in the Founders' Offering, with the amount subject to such contribution being limited to the lesser of 40% of the participant's 1995 compensation (limited to $150,000, as provided by the KSOP) or $60,000. Finally, as a part of the Buy-Out, the Company and Kemper made a special contribution to the KSOP. This initial employer contribution was allocated to participants who were employed by the Company on December 31, 1995, in proportion to participants' 1995 earnings. Each of the named executives participated in the initial employer KSOP contribution of $3,000,000, based on eligible compensation in 1995 (limited to $150,000 per individual).
(5) For 1994, the amounts disclosed in this column include:
  (a) Compensation income reported in 1994 of $349,838 for Mr. Boris, $319,150 for Mr. McConahey and $122,045 for Mr. Geremia, based on the value on the vesting date of restricted stock awarded in 1991 and 1992 under the Kemper Corporation 1989 Senior Executive Long-Term Incentive Plan.
  (b) Compensation income reported for Mr. Greene of $21,468 which resulted from commission incentives earned in 1994.
(6) Amounts reported for 1994 were awarded under Kemper's restricted stock plans. The values shown are based on the closing price of Kemper common stock on the date any restricted stock was awarded multiplied by the number of shares awarded. A five-year restriction period on transfers or other dispositions applied to all awards of restricted stock when made. All shares reflected in the table which were awarded in 1992 vested in full when the approval of the merger agreement among Kemper, Conseco, Inc., an Indiana corporation ("Conseco"), and a wholly owned subsidiary of Conseco, pursuant to which Kemper would have been acquired by Conseco (the "Conseco Merger Agreement") in June 1994, activated certain "change of control" acceleration provisions under the Kemper Corporation 1989 Senior Executive Long-Term Incentive Plan. In June 1994, Mr. Boris vested in an aggregate 5,700 shares, Mr. McConahey vested in an aggregate 5,200 shares and Mr. Geremia vested in an aggregate 2,200 shares. Until the shares of restricted stock granted in 1992 or earlier vested, dividend equivalents, calculated based on the amount of the per share dividend declared and paid on Kemper common stock, were paid as additional compensation income to the named individuals when dividends were paid to Kemper's stockholders. Participants were also entitled to settle their tax obligations on the vesting of restricted shares by utilizing a portion of the award shares. Due to the June 1994 vesting of all outstanding shares of restricted stock granted in 1992 or earlier and the cancellation of shares awarded in 1993 and 1994, no shares of restricted stock were held by any of the named executive officers at December 31, 1994.
(7) Stock options displayed for 1994 were granted under Kemper's stock option plans and relate to Kemper common stock. The options were granted at an exercise price of $58 per share and were out of the money at the time of the completion of the merger transaction among Kemper and Zurich Insurance Company and its affiliates; therefore they were not exercised or cashed out and expired as worthless.

(8) For 1994, and unless otherwise specifically noted, the amounts disclosed in this column relate solely to compensation based on Kemper long-term compensation programs and include:

  (a) The amounts of employer contributions and forfeitures allocated to the accounts of the named persons under profit sharing plans (including the supplemental plan) maintained by EVEREN Securities, Kemper Financial Services, Inc. and Kemper in the case of Mr. Boris, and Kemper in the case of Messrs. McConahey, Geremia, Reedy and Greene. In 1994, $172,366 was allocated to the account of Mr. Boris, and Messrs. McConahey, Geremia, Greene and Reedy received allocations of $120,000, $108,750, $73,720 and $56,400, respectively. All named executives commenced participation in Kemper's profit sharing plan on January 1, 1994. Messrs. Boris, Geremia, Greene and Reedy previously participated in the EVEREN Securities profit sharing plan through 1993. Mr. Boris also vested in additional amounts under the Kemper Financial Services, Inc. plan in 1994 (included in his preceding total).

  (b) Distributions from the Kemper supplemental plan. The supplemental plan provided for an accelerated lump sum distribution of vested amounts credited to the plan which were attributable to the underlying profit sharing plan upon a "change of control" under the plan. In the third quarter of 1994, distributions of $145,995, $39,968, $57,605, $30,957 and $23,152 were made to Messrs. Boris, McConahey, Geremia, Reedy and Greene. These distribution totals include sums earlier contributed by the named executives over their respective years of plan participation, together with employer contributions, as well as investment returns on both types of contributions.

  (c) Amounts representing a portion of the executives' income tax payments arising from the June 1994 vesting of shares of restricted stock of Kemper due to the approval of the Conseco Merger Agreement. The Committee on Compensation and Organization of the Kemper Board of Directors (the "Kemper Committee") authorized such payments to 16 senior executives of Kemper or the Company who were precluded under pertinent securities law limitations or discouraged as a matter of appearance from subsequently selling their vested shares of restricted stock prior to the closing of the then-planned Conseco merger transaction. The executives' tax liabilities were based on the $61.375 fair market value of the restricted stock on the vesting date. Kemper's payments to the executives were derived from a formula based on certain relative stock values but approximated one-third of the executives' total income tax liabilities from the imputed income on vesting. Mr. Boris received $51,310, and Messrs. McConahey and Geremia received $46,809 and $19,804, respectively, under this tax liability payment arrangement.

(9) Mr. Geremia ceased to be an employee on April 30, 1996 upon consummation of the sale of BETA.

                                                                                    POTENTIAL
                                                                                REALIZABLE VALUE
                                                                                       OF
                                                                                 ASSUMED ANNUAL
                                                                                 RATES OF STOCK
                                                                                      PRICE
                                                                                  APPRECIATION
                                                                                   FOR OPTION
                                  INDIVIDUAL GRANTS                                  TERM(4)
                         ------------------------------------                   -----------------
                                       % OF TOTAL
                                        OPTIONS
                           NUMBER OF   GRANTED TO
                            SHARES     EMPLOYEES
                          UNDERLYING       IN     EXERCISE OR
                            OPTIONS      FISCAL   BASE PRICE     EXPIRATION
NAME                     GRANTED(#)(1)  YEAR(2)    ($/SH)(3)        DATE         5%($)    10%($)
----                     ------------- ---------- ----------- ----------------- -------- --------
James R. Boris..........    30,000        3.0%      $6.8405   December 19, 2005 $129,060 $327,060
Stephen G. McConahey....    22,500        2.3%      $6.8405   December 19, 2005 $ 96,795 $245,295
David M. Greene.........    17,000        1.7%      $6.8405   December 19, 2005 $ 73,134 $185,334
Thomas R. Reedy.........    17,000        1.7%      $6.8405   December 19, 2005 $ 73,134 $185,334
Frank V. Geremia........    13,000        1.3%      $6.8405   December 19, 2005 $ 55,926 $141,726

                             OPTION GRANTS IN 1995

--------
(1) Each of the options reflected in this table, when granted, were subject to cliff vesting provisions whereby the underlying stock would become eligible for exercise after the fifth anniversary of the date of the grant.
  The options disclosed in this table, if not fully exercised, automatically become fully exercisable upon a change of control of the Company, as defined in the award document, and are currently subject to certain stock transfer restrictions imposed on the underlying shares.
(2) Based on 994,075 shares, the total number of shares granted under options in 1995.
(3) The option exercise price assigned by the Compensation Committee was the value of Common Stock held by the KSOP on the date of the respective grants. In 1995, this was the same as the per share price paid by the KSOP at the time the KSOP acquired shares of Common Stock from Kemper.
(4) The assumed annual rates of stock price appreciation are prescribed in the rules of the SEC and should not be construed to forecast any future appreciation in the value for the Common Stock.

    AGGREGATED OPTION EXERCISES IN 1995 AND OPTION VALUES AT YEAR-END 1995

                                                                      VALUE OF
                                                       NUMBER OF     UNEXERCISED
                        SHARES                        UNEXERCISED   IN-THE-MONEY
                       ACQUIRED                       OPTIONS AT     OPTIONS AT
                          ON                         FY-END(#)(2)  FY-END($)(2)(3)
                       EXERCISE         VALUE        EXERCISABLE/   EXERCISABLE/
        NAME             (#)        REALIZED($)(1)   UNEXERCISABLE  UNEXERCISABLE
        ----           --------     --------------   ------------- ---------------
James R. Boris.......     --               --        43,218/30,000 470,967/117,885
Stephen G. McConahey.     --               --        48,562/22,500 492,351/ 88,414
David M. Greene......     --               --         9,224/17,000  74,720/ 66,802
Thomas R. Reedy......   6,100(/4/)     $45,725(/4/)   5,282/17,000   7,340/ 66,802
Frank V. Geremia.....     --               --        18,147/13,000 183,533/ 51,084

--------
(1) Based on the amount by which the last sale price of Kemper common stock on the exercise date exceeds the exercise price.
(2) Exercisable options relate to options for Kemper common stock granted under the Kemper Corporation 1990 Stock Option Plan. Unexercisable options relate to options for Common Stock granted under the EVEREN Capital Corporation 1995 Stock Plan.
(3) The value of exercisable options is based on the amount, if any, by which the last sale price of Kemper common stock of $49.625 at December 31, 1995 exceeds the exercise price; the value of unexercisable options is based on the amount by which the valuation of Common Stock of $10.77 at December 31, 1995 made by the independent financial advisor to the KSOP trustee exceeds the exercise price.
(4) Mr. Reedy exercised a non-qualified stock option to purchase Kemper common stock previously granted to him under the Kemper Corporation 1990 Stock Option Plan.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with nine of its current senior executives (each a "Senior Executive"), including each of Messrs. Boris, McConahey, Greene and Reedy, that provide for them to be employed as executive officers of the Company. The following is a summary of the main features of the employment agreements.

  The employment agreements provide for each Senior Executive to receive a base salary and annual bonus (as a percentage of base salary) based principally on the Company's achievement of such performance standards as the Board of Directors may determine. The Board of Directors has the right to increase such base salaries and annually reviews and re-establishes bonus levels for the following year. Certain portions of such bonuses may be paid in restricted stock or other securities of the Company subject to applicable vesting requirements as the Board of Directors may determine. Under their employment agreements, Messrs. Boris and McConahey received special KSOP loan payoff bonuses of $2.5 million and $2.0 million, respectively, when the KSOP loans were repaid in full in May 1996.

  Pursuant to the employment agreements, the Senior Executives are employed at will. However, if the Company were to terminate a Senior Executive other than for Cause (as defined), or if a Senior Executive were to resign his or her employment for Good Reason (as defined), the Senior Executive would be entitled to receive a severance payment (in lieu of any benefits to which he or she might otherwise be entitled under any severance or similar plan or program of the Company) as follows:

  Messrs. Boris and McConahey would be entitled to receive a severance payment equal to the sum of (i) two times their annual base salary plus two times their target bonus at the time of such termination; plus (ii) a pro rata target bonus for the year in which such termination takes place; plus (iii) any unpaid annual bonus attributable to any prior year, provided that for such purposes Mr. Boris' target bonus will be not less than 150% of his base salary and Mr. McConahey's target bonus will not be less than 125% of his base salary.

  Each of the other Senior Executives would be entitled to receive an amount equal to the sum of (i) twelve months' base salary as of the date of the Senior Executive's termination (or as of any date within the preceding twelve months, if higher); provided, however, that if the Senior Executive has completed more than twelve years of service with the Company, the Senior Executive shall receive one additional month of base salary for each year of service in excess of twelve years not to exceed a total of twenty-four months' base salary; plus (ii) the Senior Executive's target bonus at the date of such termination; plus (iii) a pro-rated target bonus for the year in which the termination occurs; plus (iv) any unpaid bonus attributable to the preceding year.

  If any Senior Executive's employment is terminated by the Company other than for Cause or is terminated by the Senior Executive for Good Reason or is terminated due to the Senior Executive's death, any stock options, restricted stock or other equity interests in the Company's stock previously granted to the Senior Executive shall become fully vested on the Senior Executive's termination date provided that such accelerated vesting is not prohibited by law.

  If Mr. Boris' or Mr. McConahey's employment is terminated by that Senior Executive for Good Reason or by the Company other than for Cause within two years following a Change of Control, (as defined) or if Mr. Boris' or Mr. McConahey's employment is terminated by the Company other than for Cause prior to a Change of Control involving the acquisition of the Company and the termination is made at the request of the buyer, the Company will pay an amount equal to the sum of (i) three years' base salary as of the date of such termination (or as of any date within the preceding twelve months, if higher); plus (ii) three times their respective maximum bonus at the date of such termination, provided that for such purposes, Mr. Boris' maximum bonus will be not less than 300% of his base salary and Mr. McConahey's maximum bonus will be not less than 275% of his base salary; plus (iii) a pro-rated target bonus for the year in which the termination occurs; plus (iv) any unpaid annual bonus attributable to the preceding year.

  If any of the other Senior Executives' employment is terminated by that Senior Executive for Good Reason or by the Company other than for Cause within two years following a Change of Control, or if any of the other Senior Executives' employment is terminated by the Company other than for Cause prior to a Change of Control involving the acquisition of the Company and the termination is made at the request of the buyer, the Company will pay to that Senior Executive an amount equal to the sum of (i) two years' base salary as of the date of that Senior Executive's termination (or as of any date within the preceding twelve months, if higher); plus (ii) two times that Senior Executive's maximum bonus at the date of such termination; plus (iii) a pro-rated target bonus for the year in which the termination occurs; plus (iv) any unpaid annual bonus attributable to the preceding year.

  In the case of death, the Senior Executive's estate would receive payments under the employment agreements of an amount equal to three month's base salary (six months in the case of Messrs. Boris and McConahey) plus a pro-rated target bonus through the date of death.

                              COMPANY STOCK PLANS

THE KSOP

  In order to continue to foster a culture that encourages strong employee performance and provides ownership incentives to the Company's employees, the Company has taken certain steps to provide employees with equity participation in the Company. On September 13, 1995 the KSOP purchased 10,437,781 shares of Common Stock, representing 96.6% of the then outstanding shares, from Kemper in the Buy-Out for an aggregate purchase price of $71.4 million or $6.8405 per share, with the remainder being acquired by members of management. As of June 30, 1996, the KSOP owned 11,088,040 shares of Common Stock representing 93.5% of the shares of Common Stock then outstanding. As part of the Transactions, all of the Common Stock held in the KSOP has been specifically allocated to employee participants' accounts (excluding forfeitures). The KSOP is an employee stock ownership plan which is intended to be qualified under Sections 401(a) and 401(k) of the Code and to meet the requirements of Section 4975(e)(7) of the Code.

  In general, each full-time employee of EVEREN Capital and its subsidiaries that have adopted the KSOP (individually, a "Participating Employer" and collectively, the "Participating Employers") is eligible to participate in the KSOP. Each full-time employee of a Participating Employer is eligible to participate in the KSOP on the first day of the calendar quarter immediately following the employee's date of hire. (Part-time or temporary employees must complete at least 1,000 hours of service in a 12-month period before they may participate.) The executive officers of the Company participate in the KSOP on the same basis as all other eligible employees.

  On an on-going basis, the KSOP provides for contributions to be made by the Participating Employers as well as KSOP participants, subject to the terms of the KSOP and applicable Code limitations. A KSOP participant may elect to make pre-tax contributions ("401(k) Contributions") of between 1% and 10% of the participant's compensation taken into account under the KSOP. The Participating Employers make periodic matching contributions to the KSOP equal to 50% of the first 5% of compensation an eligible participant contributes to the KSOP as 401(k) Contributions. In addition to these matching contributions, the Participating Employers may also make discretionary contributions to the KSOP in an amount determined by the Company, subject to Internal Revenue Service ("IRS") requirements.

  Participants in the KSOP vest on a graduated schedule, and their service with the Participating Employers prior to the establishment of the KSOP is taken into account for vesting purposes. Participants are fully vested after five years of service if they had three or more years of service as of April 1, 1994, or after seven years of service if they had less than three years of service as of April 1, 1994.

  Special provisions apply to distributions of Common Stock from the KSOP. KSOP participants generally are not entitled to distributions of their benefits invested in Common Stock until they terminate employment with the Participating Employer. For participants whose employment terminates for reasons other than retirement or death, distribution of the vested portion of their Common Stock accounts generally will not begin until one year after the end of the plan year that is the fifth plan year following the plan year during which their employment terminated. Distribution of the vested portion of the Common Stock held on behalf of participants who retire or die will begin no later than one year following the end of the plan year in which they retire or die.

  Participants have the right to direct the KSOP trustee (the "KSOP Trustee") as to the voting (or, in the event of a tender offer, the tendering) of the shares of Common Stock allocated to their KSOP accounts. If a participant fails to direct the KSOP Trustee as to how to vote the shares allocated to the participant's KSOP account, then the KSOP Trustee will vote those shares, together with unallocated shares, in the same proportion as the KSOP Trustee was directed by the other participants who gave voting directions. In the event of a tender offer, if a participant does not direct the KSOP Trustee to tender those shares allocated to his or her KSOP account, then the KSOP Trustee will not tender such shares; the KSOP Trustee will tender unallocated shares in the same proportion as the KSOP Trustee was directed by other participants to tender allocated shares. Notwithstanding the foregoing, the KSOP Trustee will in all cases exercise its independent judgment in voting (or tendering) shares of Common Stock if doing so is necessary to satisfy its fiduciary obligations under the Employee Retirement Income Security Act of 1974.

1996 EMPLOYEE PERIODIC PAYROLL STOCK PURCHASE PLAN

  The purpose of the 1996 Employee Periodic Payroll Stock Purchase Plan (the "Payroll Stock Purchase Plan") is to provide an opportunity for the employees of the Company to purchase shares of Common Stock through voluntary automatic payroll deductions and cash contributions. An aggregate of 500,000 shares of Common Stock may be sold pursuant to the Payroll Stock Purchase Plan.

1996 RESTRICTED STOCK INCENTIVE PLAN

  The Company's 1996 Restricted Stock Incentive Plan (the "Incentive Plan") provides additional incentives to certain employees of the Company through awards of shares of Common Stock. The Company has reserved for issuance under the Incentive Plan a maximum of (i) 4,000,000 shares of Common Stock plus (ii) any shares of Common Stock that may be reserved for issuance under the 1996 New Employee Restricted Stock Purchase Plan (the "New Employee Plan"), that are not actually issued pursuant thereto and that the Compensation Committee instead designates as being reserved for issuance under the Incentive Plan. All shares awarded pursuant to the Incentive Plan initially are subject to certain vesting and transfer restrictions.

1996 NEW EMPLOYEE RESTRICTED STOCK PURCHASE PLAN

  The purpose of the New Employee Plan is to provide a one-time opportunity for certain new employees of the Company and its subsidiaries to purchase shares of Common Stock for cash. All shares purchased pursuant to the New Employee Plan initially are subject to certain vesting and transfer restrictions.

  The Company has reserved for issuance under the New Employee Plan a maximum of (a) 500,000 shares of Common Stock plus (b) any shares of Common Stock that may be reserved for issuance under the Incentive Plan that are not issued pursuant thereto and that the Compensation Committee instead designates as being reserved for issuance pursuant to the New Employee Plan.

1995 STOCK PLAN

  The purpose of the 1995 Stock Plan (the "1995 Plan") is to provide employees of the Company with additional incentive to promote the success of the Company's business, to remain employees of the Company and to acquire equity interests in the Company. The 1995 Plan provides the Compensation Committee with the ability to make outright grants of unrestricted Common Stock and to award restricted stock ("Restricted Stock"), incentive stock options ("ISOs") within the meaning of Section 422 of the Code, nonqualified stock options ("NSOs"), stock appreciation rights ("SARs"), phantom stock ("Phantom Stock") and performance units ("Performance Units") (awards of Common Stock, Restricted Stock, ISOs, NSOs, SARs, Phantom Stock and Performance Units are collectively referred to as "Awards"). The 1995 Plan permits a total of 1,365,469 shares of Common Stock to be awarded to Participants under the 1995 Plan in the form of outright grants of Common Stock, ISOs, NSOs or Restricted Stock, or in payment of SARs, Phantom Stock shares or Performance Units. As of June 30, 1996, Awards had been made under the 1995 Stock Plan covering all but 100 of the shares reserved for issuance thereunder.

1995 NON-EMPLOYEE DIRECTORS PLAN

  The Directors Plan, which provides for the issuance of Common Stock and non-qualified stock options to non-employee directors, enhances the Company's ability to attract and retain non-employee directors and provides such directors with additional incentives to improve the Company's performance by increasing their level of stock ownership. The Directors Plan provides that, immediately following the date of each meeting of the Board of Directors, each non-employee director will receive (i) a portion of his or her annual retainer paid in Common Stock and (ii) $2,500 for attending the meeting, also paid in Common Stock. The number of shares of Common Stock to be issued to each non-employee director for each board meeting is determined by dividing the amount to be paid by the per share fair market value of the Common Stock. In addition, following the meeting of the Board of Directors held after each annual stockholders' meeting, each non-employee director receives an NSO to purchase 1,500 shares of Common Stock. All shares of Common Stock awarded to participants in the Directors Plan vest immediately, and options awarded to participants vest based on the amount of time that has elapsed since the option award date.

  Participation in the Directors Plan by non-employee directors is mandatory. In general, no more than 60,000 shares of Common Stock may be granted outright or issued upon the exercise of options awarded under the Directors Plan.

DIRECTORS' DEFERRED COMPENSATION ARRANGEMENT

  The Company maintains a deferred compensation arrangement that allows non-employee directors to defer the receipt of any cash payment of fees for the then-current fiscal year by authorizing an irrevocable election prior to the beginning of each calendar year. Such fees deferred under this arrangement are credited with interest at the end of each calendar year at a rate determined by the Board of Directors.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In connection with the Buy-Out, agreements were entered into between Kemper and EVEREN that among other things, obligate Kemper to indemnify the Company for the first $20.0 million of employer contributions (other than 401(k) contributions) made to the KSOP following the Buy-Out. As of June 30, 1996 Kemper had a remaining liability of approximately $3.8 million pursuant to such indemnification obligation which amount was paid following the August 5, 1996 dividend payment. See "Management's Discussion and Analysis of Financial Condition and Result of Operations--Equity Participation of Employees."

  Also, in connection with the Buy-Out, the Company and Kemper entered into a Tax Sharing Agreement, pursuant to which the parties made an election under
Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Section 338(h)(10) Election). The Tax Sharing Agreement also provides that Kemper will be responsible for and receive the benefits of (i) all settlements with the Internal Revenue Service (the "IRS") for the 1990 and prior year tax periods, (ii) the impact of all tax items for the 1990 and prior year tax periods theretofore identified by the IRS that reverse during the period January 1, 1991 through the date of the Buy-Out and (iii) all tax issues for the period from January 1, 1991 to the date of the Buy-Out identified by Kemper and the Company in the Tax Sharing Agreement. The Tax Sharing Agreement further provides that each party will be responsible for its own taxes for the periods from January 1, 1991 through the date of the Buy-Out except that (a) Kemper will not be responsible for reimbursing the Company for the tax benefits associated with any net loss (and the Company will not be responsible for reimbursing Kemper for the taxes due on any net income) reported by the Company for the 1994 tax year and the 1995 tax year to the date of the Buy-Out and (b) the calculation of the Company's share of taxes shall be determined by disregarding the divestiture and the Section 338(h)(10) Election. The Tax Sharing Agreement provides that the Company will be responsible for all audit adjustments for the tax period from January 1, 1991 through September 13, 1995 that are not referred to in clauses (ii) or (iii) above, and that the Company will be responsible for and receive the benefits of all tax liabilities and refunds attributable to the business of the Company after the date of the Buy-Out.

  In addition, in connection with the Buy-Out, EVEREN and Kemper entered into an assumption agreement under which Kemper is obligated to hold the Company harmless with respect to certain litigation matters.

  Prior to the Buy-Out, the Company provided certain services to a wholly-owned subsidiary of Kemper. As a result, the Company earned approximately $14.1 million and $16.7 million, in 1993 and 1994, respectively, in investment management income for acting as an underwriter and distributor of money market funds managed by a wholly-owned subsidiary of Kemper. The Company also received approximately $17.0 million and $22.4 million, in 1993 and 1994, respectively, in commission revenue for commissions earned from affiliates of a Kemper subsidiary for the sale of mutual funds and other products. The management income and commission revenues were standard broker fees and commission loads earned in the normal course of business. During 1994 a Kemper subsidiary made an additional capital contribution of $19.0 million to the Company.

  From time to time, the Company uses the services of Mayer Brown & Platt, the law firm in which director William M. Daley is a partner.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of August 31, 1996, and as adjusted to reflect the completion of this offering, by (i) each named executive officer, (ii) each director, (iii) each holder of more than five percent of the Company's Common Stock and (iv) all current directors and executive officers as a group.

                                                                PERCENTAGE OF
                                                                  SHARES OF
                                                  NUMBER OF     COMMON STOCK
                                                  SHARES OF     BENEFICIALLY
                                                    COMMON          OWNED
                                                    STOCK     -----------------
                                                 BENEFICIALLY  BEFORE   AFTER
    NAME AND ADDRESS OF BENEFICIAL OWNER(1)        OWNED(2)   OFFERING OFFERING
    ---------------------------------------      ------------ -------- --------
James R. Boris.................................      289,404     2.5%     1.8%
Stephen G. McConahey...........................      203,407     1.7      1.3
William M. Daley...............................        3,099       *        *
William T. Esrey...............................        2,786       *        *
Homer J. Livingston, Jr........................        3,099       *        *
William C. Springer............................        2,527       *        *
David M. Greene................................       46,792       *        *
Thomas R. Reedy................................       40,573       *        *
Comerica Bank--Illinois, not in its individual
 or corporate capacity but solely as Trustee of
 the KSOP
 758 West North Avenue
 Chicago, IL 60610.............................   10,765,208    91.6     68.4
All directors and executive officers as a group
 (14 persons, including the above).............      740,630     6.3      4.7

--------
*Less than 1% of the shares outstanding.
(1) Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o EVEREN Capital Corporation, 77 West Wacker Drive, Chicago, Illinois 60601.
(2) Except for the following, all shares of the Company's Common Stock beneficially owned by the Company's directors and executive officers are owned of record by the KSOP Trustee and are subject to the voting arrangement described under "Company Stock Plans--The KSOP." The following directors and executive officers own Common Stock outside of the KSOP: Mr. Boris, 252,098 shares; Mr. McConahey, 168,200 shares; Mr. Daley, 3,099 shares; Mr. Esrey, 2,786 shares; Mr. Livingston, 3,099 shares; Mr. Springer, 2,527 shares; and all directors and executive officers as a group, 528,489 shares.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  Under the Amended and Restated Certificate of Incorporation of EVEREN Capital (the "Certificate of Incorporation"), EVEREN Capital is authorized to issue 100,000,000 shares of Common Stock, par value $.01 per share and up to 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

COMMON STOCK

  Dividends. Subject to any prior dividend rights of the holders of Preferred Stock, dividends may be paid on the Common Stock as determined by the Board of Directors out of funds legally available therefor. EVEREN Capital's ability to pay dividends is contingent upon the earnings of its subsidiaries, as well as their ability to declare and pay dividends to EVEREN Capital. Certain subsidiaries may be limited in their ability to pay dividends by capital and other rules of regulatory bodies, as well as certain covenants in instruments governing certain indebtedness.

  Voting. Holders of Common Stock are entitled to vote on all matters to be voted on by the stockholders of EVEREN Capital, including the election of directors and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of Common Stock exclusively will possess all voting power. Each share of Common Stock is entitled to one vote on all matters. Holders of Common Stock do not have cumulative voting rights.

  Liquidation Value. After the satisfaction in full of any liquidation preferences of holders of Preferred Stock, holders of Common Stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders in the event of any liquidation, dissolution or winding up of EVEREN Capital.

  Other. The Common Stock is not subject to redemption, whether by operation of a sinking fund or otherwise. Holders of Common Stock are not entitled to preemptive rights under the Certificate of Incorporation or under the Restated By-Laws of EVEREN Capital (the "By-Laws").

  Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is Harris Trust and Savings Bank.

PREFERRED STOCK

  The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock, in one or more series, and to fix for each such series such designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations and restrictions, as are stated in the resolution adopted by the Board of Directors providing for the issue of such series and as are permitted by the DGCL.

PREFERRED SHARE PURCHASE RIGHTS

  The Board of Directors declared a dividend distribution of one Preferred Share Purchase Right (a "Right") for each share of outstanding Common Stock. The Rights shall be issued in connection with all shares of Common Stock issued prior to the Rights Distribution Date. Each Right will entitle the registered holder to purchase from EVEREN Capital one one-hundredth of a Share of Series A Preferred Stock (a "Preferred Share") at a price of $61.25 per one-hundredth of a Preferred Share (the "Purchase Price") subject to adjustment. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between EVEREN and a Rights Agent.

  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, other than the KSOP (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group, other than the KSOP, of 15% or more of such outstanding Common Stock (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced by the Common Stock certificates.

  The Rights Agreement provides that, until the Rights Distribution Date, the Rights will be transferable with and only with the Common Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the Rights.

  The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on the tenth anniversary of the date of their issuance (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the rights are earlier redeemed by the Company, in each case as described below.

  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution.

  The Preferred Shares' dividend and liquidation rights are designed such that the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of Common Stock (or, at the option of the Company, Preference Shares) having a market value of two times the Purchase Price of the Right. In the event that, at any time on or after the date that any person or group of affiliated or associated persons has become an Acquiring Person, EVEREN Capital is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors may redeem the rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that (i) from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights and (ii) no supplement or amendment to the Rights Agreement may be made which changes the Redemption Price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire EVEREN Capital on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by EVEREN Capital at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

  The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the form of the Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement.

CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Certificate of Incorporation contains several provisions that will make more difficult the acquisition of control of the Company by various means, such as a tender offer or open market purchases not approved by the Board of Directors or a proxy contest. The By-Laws also contain provisions that could have an anti-takeover effect.

  The purposes of these provisions are to discourage certain types of transactions which may involve an actual or threatened change of control of the Company and to encourage persons seeking to acquire control of the Company to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer.

  Set forth below is a description of certain provisions of the Certificate of Incorporation and By-Laws. Such description is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation and By-Laws. Capitalized terms used and not defined herein are defined in the Certificate of Incorporation or By-Laws, as the case may be.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

  The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed by, or in the manner provided in, the By-Laws; provided that such number of directors shall not be more than eleven. The By-Laws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors which EVEREN Capital would have if there were no vacancies on the Board of Directors. Accordingly, the Board of Directors could temporarily prevent any stockholder from enlarging the size of the Board of Directors and filling the new directorships with such stockholder's own nominees.

  Moreover, the Certificate of Incorporation and By-Laws provide that directors may be removed only for cause and only by the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of the outstanding capital stock of EVEREN Capital entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

LIMITATIONS ON STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

  The Certificate of Incorporation and By-Laws provide that stockholder action may be taken only at annual or special meetings of stockholders, and prohibit stockholder action by written consent in lieu of a meeting. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

ADVANCE NOTICE PROVISION FOR STOCKHOLDER PROPOSALS AND STOCKHOLDER NOMINATIONS OF DIRECTORS

  The By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to matters to be brought before an annual meeting of stockholders at the request of a stockholder.

  These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of EVEREN Capital not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 90th day prior to such meeting and not later than the later of (i) the close of business on the 60th day prior to such meeting and (ii) the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was first made. The notice of stockholder nominations must set forth certain information with respect to the stockholder giving the notice and with respect to each nominee.

INDEMNIFICATION; LIMITATION OF LIABILITY

  The Certificate of Incorporation and By-Laws provide that EVEREN Capital shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law. EVEREN Capital has entered into indemnification agreements with each independent director, which require among other things, EVEREN Capital to indemnify and advance expenses to such directors to the fullest extent permitted by law. The Certificate of Incorporation provides, pursuant to authority conferred by Section 102 of the DGCL, that the directors of EVEREN Capital shall not be personally liable to EVEREN Capital or its stockholders for monetary damages arising from a breach of the duty of care.

AMENDMENT OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-
LAWS

  The Certificate of Incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of EVEREN Capital's directors; and the removal of directors. The Certificate of Incorporation further provides that the By-Laws may be amended by the Board of Directors or by the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, voting together as a single class.

SECTION 203 OF THE DGCL

  EVEREN is subject to Section 203 of the DGCL, which prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (iii) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have 15,747,897 outstanding shares of Common Stock. Of these shares, the 4,000,000 shares of Common Stock sold in the offering, 10,765,208 shares purchased in the Buy-Out, the Founders' Offering and the subsequent offering related thereto, any shares issued pursuant to the Payroll Stock Purchase Plan and any vested shares issued pursuant to the Incentive Plan or the New Employee Plan will be freely transferable without restriction under the Securities Act, unless held by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act). Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 398,595 shares of Common Stock were issued by the Company in private transactions not involving a public offering, and are thus treated as "restricted securities" for purposes of Rule 144. All such "restricted" shares are currently held by members of management. Restricted securities may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including that provided by Rule 144.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned "restricted securities" for at least two but less than three years, and any affiliate of the Company who has owned "restricted securities" for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (157,479 shares upon completion of the Offering) or the average weekly trading volume in the Common Stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  All of the directors and officers of EVEREN Capital have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated.

  The Company has agreed not to transfer, sell, cause the sale or other disposition of or contract to transfer, sell or otherwise dispose of, directly or indirectly, or file or cause the Company to file with the Commission a registration statement under the Securities Act to register, any shares of the Company's Common Stock, options or any other securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated.

  Prior to the date of this Prospectus, there has been no public market for the Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. The Common Stock has been approved for listing on the NYSE under the symbol EVR, subject to notice of issuance.

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

  Dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to the withholding tax, if the Non-U.S. Holder properly files an executed United States Internal Revenue Service ("IRS") Form 4224 with the payor of the dividend but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty with a country where the recipient is a qualified resident.

  Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Proposed United States Treasury regulations , if adopted, would modify the forms and procedures for determining the applicability of a tax treaty rate. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to a gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) or, (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain former United States citizens or residents.

  An individual Non-U.S. Holder described in clause (i) above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause
(ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses (notwithstanding the fact that the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

  Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person). Proposed United States Treasury regulations, if adopted, would modify the procedures for determining the application of backup withholding to a Non-U.S. Holder at an address outside the United States.

  Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or
(ii) the beneficial owner otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

  The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the Common Stock could be changed by future regulations.

                                 UNDERWRITERS

  Under the terms and subject to conditions contained in an Underwriting Agreement dated October 7, 1996, the U.S. Underwriters named below, for whom EVEREN Securities, Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are serving as U.S. Representatives, have severally agreed to purchase, and the Company has agreed to sell, and the International Underwriters named below, for whom EVEREN Securities, Morgan Stanley & Co. International Limited and Lehman Brothers International (Europe) are serving as International Representatives (collectively with the U.S. Representatives, the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                        NUMBER
                                    NAME                               OF SHARES
                                    ----                               ---------
      U.S. Underwriters:
        EVEREN Securities, Inc........................................  520,000
        Morgan Stanley & Co. Incorporated.............................  520,000
        Lehman Brothers Inc. .........................................  520,000
        Adams, Harkness & Hill, Inc. .................................   20,000
        Advest, Inc. .................................................   20,000
        Robert W. Baird & Co. Incorporated............................   20,000
        Bear, Stearns & Co. Inc. .....................................   40,000
        William Blair & Company, L.L.C. ..............................   20,000
        The Boston Group, L.P. .......................................   20,000
        J.C. Bradford & Co. ..........................................   20,000
        Alex. Brown & Sons Incorporated...............................   40,000
        The Chicago Corporation.......................................   20,000
        Cleary Gull Reiland & McDevitt Inc. ..........................   20,000
        Cowen & Company...............................................   20,000
        Crowell, Weedon & Co. ........................................   20,000
        CS First Boston Corporation...................................   40,000
        Dain Bosworth Incorporated....................................   20,000
        Dean Witter Reynolds Inc. ....................................   40,000
        Deutsche Morgan Grenfell / C.J. Lawrence Inc. ................   40,000
        Dillon, Read & Co. Inc. ......................................   40,000
        Donaldson, Lufkin & Jenrette Securities Corporation...........   40,000
        A.G. Edwards & Sons, Inc. ....................................   40,000
        Equitable Securities Corporation..............................   20,000
        Fahnestock & Co. Inc. ........................................   20,000
        Friedman, Billings, Ramsey & Co., Inc. .......................   20,000
        Furman Selz LLC...............................................   20,000
        GS2 Securities, Inc. .........................................   20,000
        Goldman, Sachs & Co. .........................................   40,000
        Hambrecht & Quist LLC.........................................   40,000
        Hanifen, Imhoff Inc. .........................................   20,000
        Howe Barnes Investments, Inc. ................................   20,000
        Interstate/Johnson Lane Corporation...........................   20,000
        Janney Montgomery Scott Inc. .................................   20,000
        Jefferies & Company, Inc. ....................................   20,000
        John G. Kinnard and Company, Incorporated.....................   20,000
        Ladenburg, Thalmann & Co. Inc. ...............................   20,000
        Lazard Freres & Co. LLC.......................................   40,000
        Legg Mason Wood Walker, Incorporated..........................   20,000
        McDonald & Company Securities, Inc. ..........................   20,000

                                                                        NUMBER
                                    NAME                               OF SHARES
                                    ----                               ---------
        Merrill Lynch, Pierce, Fenner & Smith Incorporated............    40,000
        Mesirow Financial, Inc. ......................................    20,000
        Montgomery Securities.........................................    40,000
        J.P. Morgan Securities Inc. ..................................    40,000
        Morgan Keegan & Company, Inc. ................................    20,000
        Needham & Company, Inc. ......................................    20,000
        Oppenheimer & Co., Inc. ......................................    40,000
        PaineWebber Incorporated......................................    40,000
        Piper Jaffray Inc. ...........................................    20,000
        Prudential Securities Incorporated............................    40,000
        Ragen MacKenzie Incorporated..................................    20,000
        Raymond James & Associates, Inc. .............................    20,000
        Robertson, Stephens & Company LLC.............................    40,000
        The Robinson-Humphrey Company, Inc. ..........................    20,000
        Rodman & Renshaw, Inc. .......................................    20,000
        Salomon Brothers Inc .........................................    40,000
        Schroder Wertheim & Co. Incorporated..........................    40,000
        Smith Barney Inc. ............................................    40,000
        Stifel, Nicolaus & Company Incorporated.......................    20,000
        Sutro & Co. Incorporated......................................    20,000
        Unterberg Harris, L.P. .......................................    20,000
        Vector Securities International, Inc. ........................    20,000
        Wedbush Morgan Securities.....................................    20,000
        Wessels, Arnold & Henderson...................................    20,000
        Wheat, First Securities, Inc. ................................    20,000
                                                                       ---------
          Subtotal.................................................... 3,200,000
                                                                       ---------
      International Underwriters:
        EVEREN Securities, Inc........................................   200,000
        Morgan Stanley & Co. International Limited....................   200,000
        Lehman Brothers International (Europe)........................   200,000
        ABN AMRO Rothschild...........................................    50,000
        Bayerische Vereinsbank Aktiengesellschaft.....................    50,000
        Credit Lyonnais Securities....................................    50,000
        Yamaichi International (Europe) Limited.......................    50,000
                                                                       ---------
          Subtotal....................................................   800,000
                                                                       ---------
          Total....................................................... 4,000,000
                                                                       =========

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the SEC and that there has been no material adverse change or any development involving a prospective material adverse change in the earnings, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, from that set forth in the Registration Statement. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. With respect to EVEREN Securities, the foregoing representations or agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person. All shares of Common Stock to be offered by the U.S. Underwriters and International Underwriters under the Underwriting Agreement are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency settlement of any shares of Common Stock so sold shall be the public offering price range set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of such shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented that (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to such shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of such shares, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any shares of Common Stock acquired in connection with this offering, except for offers or sales of Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Common Stock a notice stating in substance that such dealer may not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

  The Underwriters propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth in the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $0.78 per share under the public offering price. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of the Underwriting Agreement, to purchase up to an additional 600,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriters' name in the preceding table bears to the total number of shares of Common Stock offered hereby to the U.S. Underwriters.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from certain untrue statements or omissions in this Prospectus.

  See "Shares Eligible for Future Sale" for a description of certain arrangements by which all officers and directors of the Company have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for up to 180 days after the date of this Prospectus without the prior consent of Morgan Stanley & Co. Incorporated. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus, except under certain circumstances. The Company has also agreed, in a separate agreement, that, for this 180 day period, it will not register under the Securities Act, or agree to register, any shares of Common Stock on behalf of any third person without the prior written consent of Morgan Stanley & Co. Incorporated.

  Each of the Representatives and certain of their affiliates may from time to time engage in transactions with, and perform investment banking and other financial services for, the Company in the ordinary course of business.

PRICING OF THE OFFERING

  Prior to the offering there has been no public market for the Common Stock. The initial public offering price was determined by negotiation between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, revenues, earnings and certain other financial and operating information of the Company in recent periods and the price-book ratios, price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

  Under the provisions of the Conduct Rules of the NASD, when an NASD member such as EVEREN Securities participates in the distribution of its parent company's securities, the public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Morgan Stanley & Co. Incorporated agreed to serve in such role and has recommended a price in compliance with the requirements of the Conduct Rules.

SUBSEQUENT RESTRICTIONS

  NYSE Rule 312(g) prohibits a member corporation, after the distribution of securities of its parent to the public, from effecting any transaction (except on an unsolicited basis) for the account of any customer in, or making any recommendation with respect to, any such security. Thus, following the offering of the shares EVEREN Securities will not be permitted to make recommendations regarding the purchase or sale of the Common Stock.

  The Conduct Rules of the NASD prohibit employees of the Company, their spouses and, under certain circumstances, other members of their immediate families who purchase any of the shares offered hereby from selling, pledging, assigning, hypothecating or transferring such shares for a period of five months following the effective date of the offering.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain legal matters will be passed upon for the Underwriters by Katten Muchin & Zavis (a partnership which includes professional corporations), Chicago, Illinois.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

  On October 3, 1995, upon recommendation by the Board of Directors, the Company appointed Deloitte & Touche LLP as its new independent accountants to replace KPMG Peat Marwick LLP as the Company's certifying independent accountant. During the 24 months preceding such replacement of KPMG Peat Marwick LLP as the auditors, there existed no problems relating to any matter of accounting principles or practices, financial statement disclosures, auditing scope or procedures, or compliance with applicable rules of the SEC, which problems, if not resolved to the satisfaction of KPMG Peat Marwick LLP, would have caused them to make reference to such problems in their reports. In addition, for each of the past two fiscal years, the reports of KPMG Peat Marwick LLP on such financial statements did not include an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope or accounting principles. The opinion for the fiscal year ended December 31, 1993 was modified to reflect the change in accounting for adoption of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." During the two most recent fiscal years and through October 3, 1995, the Company had not consulted with Deloitte & Touche LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements or (ii) concerning the subject matter of a disagreement with the former auditor, or a reportable event as described in Regulation S-K Item 304(a)(2).

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and for the year then ended, and as of December 31, 1994 and for each of the two years in the period then ended, included herein and in the Registration Statement, have been audited by Deloitte & Touche LLP and KPMG Peat Marwick LLP, independent certified public accountants, respectively, as stated in their reports appearing elsewhere in this Prospectus and have been so included in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC a Registration Statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement.

  The Company is subject to the information requirements of the Exchange Act. As long as the Company is subject to such periodic and information reporting requirements, it will file all reports, proxy statements and other information with the SEC required thereby. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Branch of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549, or obtained through the SEC's Internet address at http://www.sec.gov.

  In addition, information concerning EVEREN will be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                               ----------------

  For investors outside of the United States: No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

  In this Prospectus references to "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Statements of Financial Condition--June 30, 1996 and
   December 31, 1995......................................................  F-2
  Consolidated Statements of Operations--For the three and six months ended June 30, 1996 and 1995...........................................  F-3
  Consolidated Statement of Changes in Stockholders' Equity--For the six
   months ended June 30, 1996.............................................  F-4
  Consolidated Statements of Cash Flows--For the six months ended June 30,
   1996 and 1995..........................................................  F-5
  Notes to Consolidated Financial Statements..............................  F-6
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Reports...........................................  F-8
  Consolidated Statements of Financial Condition--December 31, 1995 and
   1994................................................................... F-10
  Consolidated Statements of Operations--For the three years ended
   December 31, 1995, 1994, and 1993...................................... F-11
  Consolidated Statements of Changes in Stockholders' Equity--For the
   three years ended December 31, 1995, 1994, and 1993.................... F-12
  Consolidated Statements of Cash Flows--For the three years ended
   December 31, 1995, 1994, and 1993...................................... F-13
  Notes to Consolidated Financial Statements.............................. F-14

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                         JUNE 30,    DECEMBER 31,
                        ASSETS                             1996          1995
                        ------                          -----------  ------------
                                                        (UNAUDITED)
Cash and cash equivalents.............................  $   43,195    $   14,585
Cash and securities segregated under federal and other
 regulations..........................................      16,139        15,556
Receivables from:
  Customers...........................................     734,319       648,659
  Brokers and dealers.................................     161,007       145,762
  Others..............................................      44,172        51,496
Securities owned, at market...........................     181,173       141,256
Securities purchased under agreements to resell.......     382,420     1,308,495
Investment in mortgage-backed certificates available-
 for-sale, at fair value..............................     149,069       156,457
Fixed assets, at cost, net............................      34,771        49,403
Other assets..........................................      21,120        18,958
                                                        ----------    ----------
                                                        $1,767,385    $2,550,627
                                                        ==========    ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Liabilities:
  Bank loans payable..................................  $  220,000    $  297,800
  Payables to:
    Customers.........................................     187,697       223,757
    Brokers and dealers...............................     241,190        78,410
  Collateralized mortgage obligations.................     143,723       143,878
  Securities sold, not yet purchased, at market.......      77,057        91,632
  Securities sold under agreements to repurchase......     389,431     1,282,788
  Deferred income taxes...............................      20,612        26,118
  Accounts payable, accrued expenses and other
   liabilities........................................     260,242       246,328
                                                        ----------    ----------
                                                         1,539,952     2,390,711
                                                        ----------    ----------
Exchangeable preferred stock, $.01 par value per
 share; 10,000,000 shares authorized; 1,244,168 shares
 issued and outstanding at December 31, 1995..........         --         28,343
Junior subordinated debentures, 13.5%, due 2007.......      31,542           --
Commitments and contingencies
Stockholders' equity:
  Common Stock, $.01 par value per share; 40,000,000
   shares authorized, 11,875,269 and 11,496,970 shares
   issued and 11,854,579 and 11,493,731 outstanding at
   June 30, 1996 and December 31, 1995, respectively..         119           115
  Nonvoting Common Stock, $.01 par value per share;
   400,000 shares authorized, 216,150 shares issued
   and outstanding....................................           2             1
  Additional paid-in capital..........................     168,638       449,396
  Unrealized gain (loss) on available-for-sale
   securities, net of income taxes....................      (4,698)       11,497
  Unearned KSOP shares................................     (13,611)      (22,875)
  Unearned restricted stock...........................      (1,444)          --
  Treasury stock, at cost, 20,690 shares and 3,239
   shares, respectively...............................        (210)          (22)
  Accumulated deficit.................................         --       (306,539)
  Retained earnings (since January 1, 1996)...........      47,095           --
                                                        ----------    ----------
                                                           195,891       131,573
                                                        ----------    ----------
                                                        $1,767,385    $2,550,627
                                                        ==========    ==========

          See accompanying notes to consolidated financial statements.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               THREE AND SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                         THREE MONTHS ENDED   SIX MONTHS ENDED
                                              JUNE 30,            JUNE 30,
                                         ------------------- ------------------
                                            1996      1995     1996      1995
                                         ---------- -------- --------- --------
Revenues:
  Commissions..........................  $   60,277 $ 47,189 $ 117,709 $ 89,525
  Principal transactions...............      34,469   30,180    65,345   57,595
  Investment banking...................      16,540   11,807    26,983   23,353
  Asset management.....................      13,231   13,031    27,712   25,790
  Other................................      13,486   12,112    25,209   23,090
  Interest and dividends...............      19,278   20,460    37,469   41,228
                                         ---------- -------- --------- --------
    Total revenues.....................     157,281  134,779   300,427  260,581
  Interest expense.....................       9,203   13,368    18,457   27,019
                                         ---------- -------- --------- --------
    Net revenues.......................     148,078  121,411   281,970  233,562
                                         ---------- -------- --------- --------
Expenses:
  Compensation and benefits............      88,893   80,193   175,619  153,994
  Brokerage and clearance..............       3,899    2,729     6,849    5,502
  Communications.......................       9,567   10,703    19,888   21,368
  Occupancy and equipment..............      10,052   10,929    20,276   22,083
  Promotional..........................       4,375    3,269     8,357    6,486
  Other................................      10,881   12,568    19,930   28,255
                                         ---------- -------- --------- --------
    Total expenses.....................     127,667  120,391   250,919  237,688
  Gain on sale of subsidiary...........      50,181      --     50,181      --
                                         ---------- -------- --------- --------
Income (loss) before income taxes......      70,592    1,020    81,232   (4,126)
Income tax (benefit) expense...........      28,173      517    32,007   (1,413)
                                         ---------- -------- --------- --------
Net income (loss)......................  $   42,419 $    503 $  49,225 $ (2,713)
                                         ========== ======== ========= ========
Dividends on Exchangeable Preferred
 Stock.................................  $    1,085          $   2,130
                                         ==========          =========
Net earnings applicable to Common
 Stock.................................  $   41,334          $  47,095
                                         ==========          =========
Weighted average common shares
 outstanding...........................  10,082,787          9,454,163
                                         ==========          =========
Net earnings per share of Common Stock.       $4.10              $4.98
                                              =====              =====



          See accompanying notes to consolidated financial statements.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                         UNREALIZED
                                                            GAIN
                    COMMON STOCK                         (LOSS) ON                                 RETAINED
                    ------------- ADDITIONAL   UNEARNED  AVAILABLE  UNEARNED                       EARNINGS      TOTAL
                            NON-   PAID-IN    RESTRICTED  FOR SALE    ESOP    TREASURY ACCUMULATED  (SINCE   STOCKHOLDERS'
                    VOTING VOTING  CAPITAL      STOCK    SECURITIES  SHARES    STOCK     DEFICIT    1/1/96)     EQUITY
                    ------ ------ ----------  ---------- ---------- --------  -------- ----------- --------  -------------
Balance at
 December 31,
 1995.............   $115   $  1  $ 449,396    $   --     $ 11,497  $(22,875)  $ (22)   $(306,539) $   --      $131,573
Quasi-
 reorganization
 adjustments at
 January 1, 1996:
 Restatement of
  assets and
  liabilities to
  estimated fair
  value...........                   (3,675)                                                                     (3,675)
 Transfer of
  deficit and
  unrealized gain
  at January 1,
  1996 to
  additional paid
  in capital......                 (295,042)               (11,497)                       306,539
Amount received
 from former
 parent under
 indemnification
 agreement........                    2,811                                                                       2,811
Release of KSOP
 shares...........                    7,368                            9,264                                     16,632
Issuance of
 additional
 nonvoting
 restricted stock.             1      1,515     (1,444)                                                              72
Issuance of
 additional common
 stock............      4             4,179                                                                       4,183
Accretion of
 exchangeable
 preferred stock
 to redemption
 value............                      (14)                                                                        (14)
Permanent tax
 benefit related
 to stock options.                    2,100                                                                       2,100
Dividends on
 exchangeable
 preferred stock..                                                                                  (2,130)      (2,130)
Unrealized gain
 (loss) on
 available for
 sale securities
 for the period...                                          (4,698)                                              (4,698)
Purchase of
 treasury stock...                                                              (188)                              (188)
Net Income........                                                                                  49,225       49,225
                     ----   ----  ---------    -------    --------  --------   -----    ---------  -------     --------
Balance at June
 30, 1996.........   $119   $  2  $ 168,638    $(1,444)   $ (4,698) $(13,611)  $(210)   $     --   $47,095     $195,891
                     ====   ====  =========    =======    ========  ========   =====    =========  =======     ========

          See accompanying notes to consolidated financial statements.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                            1996       1995
                                                          ---------  ---------
Cash flows from operating activities:
  Net income (loss)...................................... $  49,225  $  (2,713)
  Adjustments to reconcile net income (loss) to net cash
   flows from operating activities:
    Gain on sale of subsidiary...........................   (50,181)       --
    Depreciation and amortization........................     6,922      8,432
    Release of KSOP shares...............................     7,368        --
    Amortization of restricted stock.....................        72        --
    Deferred income taxes................................     1,414        --
  Change in assets and liabilities:
    Cash and securities segregated under federal and
     other regulations...................................      (583)    (1,520)
    Receivables from/payables to:
      Customers..........................................  (121,720)    20,309
      Brokers and dealers................................   145,623     56,891
      Affiliates.........................................       --      (4,222)
      Others.............................................    (2,957)    (4,973)
    Securities owned.....................................   (39,917)    33,129
    Securities purchased under agreements to resell......   926,075   (243,400)
    Other assets.........................................       383      6,199
    Securities sold, not yet purchased...................   (14,575)    (5,487)
    Securities sold under agreements to repurchase.......  (893,357)   222,622
    Accounts payable, accrued expenses, and other
     liabilities.........................................    13,909    (23,293)
                                                          ---------  ---------
Net cash flows from operating activities.................    27,701     61,974
                                                          ---------  ---------
Cash flows from investing activities:
  Net proceeds from sale of subsidiary...................    59,346        --
  Collections of principal on investments in mortgage-
   backed securities.....................................     9,665      8,747
  Purchase of investments in mortgage-backed securities..    (9,505)   (35,123)
  Proceeds from sale of fixed assets.....................     2,120        --
  Acquisition of fixed assets, net.......................    (3,998)    (3,613)
                                                          ---------  ---------
Net cash flows from investing activities.................    57,628    (29,989)
                                                          ---------  ---------
Cash flows from financing activities:
  Release of shares related to KSOP loan.................     9,264        --
  Amount collected under indemnification agreement.......     9,061        --
  Proceeds from the issuance of collateralized mortgage
   obligations...........................................     9,422     34,080
  Repayment of collateralized mortgage obligations.......    (9,577)    (7,448)
  Decrease in bank loans payable.........................   (77,800)   (62,053)
  Proceeds from issuance of common stock.................     4,183        --
  Purchase of treasury stock.............................      (188)       --
  Dividend on exchangeable preferred stock...............    (1,084)       --
                                                          ---------  ---------
Net cash flows from financing activities.................   (56,719)   (35,421)
                                                          ---------  ---------
Increase (decrease) in cash and cash equivalents.........    28,610     (3,436)
Cash and cash equivalents at beginning of the period.....    14,585     10,522
                                                          ---------  ---------
Cash and cash equivalents at end of the period........... $  43,195  $   7,086
                                                          =========  =========
Supplemental disclosure of cash flow information--
 interest paid........................................... $  17,978  $  23,008
                                                          =========  =========

          See accompanying notes to consolidated financial statements.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                        SIX MONTHS ENDED JUNE 30, 1996

(1) GENERAL INFORMATION

  The consolidated financial statements, prepared in accordance with generally accepted accounting principles, include the accounts of EVEREN Capital Corporation and its subsidiaries (the "Company"). The consolidated financial statements are unaudited. However, in the opinion of management, such financial statements include all adjustments consisting of normal recurring accruals, necessary for the fair presentation of the consolidated financial statements. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to Securities and Exchange Commission rules and regulations. Accordingly, these condensed financial statements should be read in conjunction with the financial statements and notes included in the Company's 1995 Annual Report on Form 10-K. All material intercompany balances and transactions have been eliminated. Accounting measurements at interim dates inherently involve greater reliance on estimates at year end. Actual results could differ from those estimates. The results of operations for interim periods are not necessarily indicative of results for the entire year.

(2) RECLASSIFICATIONS

  Certain reclassifications have been made in prior period financial statements to conform to the current period financial statement presentation.

(3) NET CAPITAL RULE

  EVEREN Securities, Inc. ("ESI") and EVEREN Clearing Corp. ("ECC"), the Company's broker-dealer subsidiaries, are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC"). Both ESI and ECC operate under the alternative method, as defined, of computing minimum net capital. At June 30, 1996 ESI had net capital of approximately $108.1 million which was approximately $107.1 million in excess of its required minimum net capital. At June 30, 1996 ECC had net capital of approximately $58.7 million which was approximately $44.1 million in excess of its required minimum net capital. Such net capital requirements could restrict the ability of these subsidiaries to make dividend distributions to their respective parents.

(4) COMMITMENTS AND CONTINGENCIES

  The Company has been named as a defendant in various legal actions in connection with its securities and commodities business. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with outside counsel, that the resolution of such suits will not have a material adverse effect on the consolidated financial position of the Company, but may be material to the Company's operating results for any particular period, depending upon the level of the Company's income for such period.

  In the normal course of business, the Company enters into various contractual commitments involving future settlement. These include futures, forwards, options and securities sold, not yet purchased. These transactions are executed either over-the-counter or are exchange-traded, and are used primarily to hedge the Company's securities inventory. Many of these products have maturities that do not extend beyond one year. Transactions relating to such commitments which were open at June 30, 1996 and subsequently settled had no material effect on the consolidated financial position of the Company.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

(5) QUASI-REORGANIZATION

  The Company, with approval from its Board of Directors, implemented a quasi-reorganization to reflect the emergence of EVEREN as an ongoing, independent organization and to enable the Company to present more accurately the new organization's cumulative performance. The quasi-reorganization was effective January 1, 1996, and all assets and liabilities were adjusted to fair value as of that date. This resulted in a reduction of net assets of $3.7 million. The quasi-reorganization also resulted in the transfer of the accumulated deficit as of January 1, 1996 of $306.5 million to additional paid-in capital. The balance in retained earnings at June 30, 1996 represents the accumulated net earnings available to common stockholders arising subsequent to the date of the quasi-reorganization.

(6) SALE OF SUBSIDIARY

  On April 30, 1996 the Company completed the sale of BETA Systems Inc., a wholly-owned data processing and quote services subsidiary, for $63.5 million. The sale, which resulted in an after-tax gain of approximately $30.2 million, has been reported in the Company's second quarter results.

(7) EXCHANGE OF PREFERRED STOCK

  On June 17, 1996 the Company exchanged all of its outstanding shares of Exchangeable Preferred Stock for 13.5% Junior Subordinated Debentures due 2007 (the "Debentures").

(8) SUBSEQUENT EVENTS

  On July 22, 1996 the Board of Directors authorized the Company to pay a cash dividend of $1.18 per share on August 5, 1996 to holders of record as of July 23, 1996. This will allow the KSOP to repay the balance of its loan to the Company, thereby releasing substantially all remaining unallocated shares to employee participant accounts.

  On July 25, 1996 the Company entered into a joint venture agreement ("JVA") pursuant to which it will acquire an initial 20% ownership interest in Mentor Investment Group, Inc. ("Mentor"), an asset management firm, for no direct cash consideration. The JVA calls for the Company to transfer money market mutual fund assets held in client accounts to Mentor sponsored funds by December 31, 1996. The JVA also entitles the Company to earn an additional equity interest in Mentor, up to a maximum 50% ownership interest, based on revenues generated by assets attributable to the Company's clients. The Company will account for the joint venture as an equity investment.

  On July 30, 1996 the Company issued a notice calling all of the outstanding Debentures for redemption on September 16, 1996 at a price of 112% of principal, plus accrued interest. This redemption will result in an after-tax extraordinary charge of approximately $3.0 million due to the early extinguishment of debt which will be included in the Company's third quarter results of operations.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of EVEREN Capital Corporation

  We have audited the accompanying consolidated statement of financial condition of EVEREN Capital Corporation and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EVEREN Capital Corporation and subsidiaries as December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Deloitte & Touche LLP

Chicago, Illinois
February 23, 1996
(March 28, 1996, as to the second
paragraph of Note 23)

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of EVEREN Capital Corporation:

  We have audited the accompanying consolidated statement of financial condition of Kemper Securities Holdings, Inc. and subsidiaries (predecessor of EVEREN Capital Corporation and subsidiaries) as of December 31, 1994, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the years in the two-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kemper Securities Holdings, Inc. and subsidiaries (predecessor of EVEREN Capital Corporation and subsidiaries) as of December 31, 1994, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, Kemper Securities Holdings, Inc. and subsidiaries (predecessor of EVEREN Capital Corporation and subsidiaries) implemented Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                          KPMG Peat Marwick LLP

Chicago, Illinois
May 5, 1995

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1995 AND 1994
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                        ASSETS                              1995        1994
                        ------                           ----------  ----------
Cash and cash equivalents..............................  $   14,585  $   10,522
Cash and securities segregated under federal and other
 regulations...........................................      15,556      15,066
Receivables from:
  Customers............................................     648,659     642,657
  Brokers and dealers..................................     145,762      81,668
  Affiliates...........................................         --       50,231
  Other................................................      51,496      38,170
Securities owned, at market............................     141,256     178,116
Securities purchased under agreements to resell........   1,308,495     228,598
Investment in mortgage-backed certificates available-
 for-sale, at fair value...............................     156,457     206,377
Fixed assets, at cost, net.............................      49,403      62,882
Other assets...........................................      18,958      40,370
                                                         ----------  ----------
                                                         $2,550,627  $1,554,657
                                                         ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Liabilities:
  Bank loans payable...................................  $  297,800  $  315,053
  Payables to:
    Customers..........................................     223,757     187,502
    Brokers and dealers................................      78,410      78,321
    Affiliates.........................................         --       38,246
Collateralized mortgage obligations....................     143,878     204,833
Securities sold, not yet purchased, at market..........      91,632      70,334
Securities sold under agreements to repurchase.........   1,282,788     225,177
Deferred income taxes..................................      26,118         --
Accounts payable, accrued expenses and other
 liabilities...........................................     246,328     223,663
                                                         ----------  ----------
                                                          2,390,711   1,343,129
Subordinated debt payable to affiliates................         --       44,300
Commitments and contingencies
Exchangeable preferred stock, $.01 par value per share;
 10,000,000 shares authorized, 1,244,168 shares issued
 and outstanding.......................................      28,343         --
Stockholders' equity:
  Common Stock, $.01 par value per share; 40,000,000
   shares authorized, 11,496,970 shares issued and
   11,493,731 outstanding at December 31, 1995;
   1,000,000 shares authorized, 995,000 shares issued
   and outstanding at December 31, 1994................         115          10
  Nonvoting Common Stock, $.01 par value per share;
   400,000 shares authorized, 107,400 shares issued and
   outstanding.........................................           1         --
  Additional paid-in capital...........................     449,396     457,903
  Unrealized gain on available-for-sale securities, net
   of income taxes.....................................      11,497         --
  Unearned KSOP shares.................................     (22,875)        --
  Treasury stock, at cost, 3,239 shares................         (22)        --
  Accumulated deficit..................................    (306,539)   (290,685)
                                                         ----------  ----------
                                                            131,573     167,228
                                                         ----------  ----------
                                                         $2,550,627  $1,554,657
                                                         ==========  ==========

          See accompanying notes to consolidated financial statements.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                     1995      1994      1993
                                                   --------  --------  --------
Revenues:
  Commissions....................................  $190,303  $180,535  $241,053
  Principal transactions.........................   122,127   119,066   158,524
  Investment banking.............................    47,093    61,851   105,319
  Asset management...............................    53,332    51,468    49,835
  Other..........................................    49,137    43,235    44,909
  Interest.......................................    81,177    73,815    74,092
                                                   --------  --------  --------
    Total revenues...............................   543,169   529,970   673,732
  Interest expense...............................    52,527    44,830    46,873
                                                   --------  --------  --------
    Net revenues.................................   490,642   485,140   626,859
                                                   --------  --------  --------
Non-interest expenses:
  Compensation and benefits......................   335,473   328,005   387,131
  Brokerage and clearance........................    11,422    11,533    15,082
  Communications.................................    41,759    41,291    49,186
  Occupancy and equipment........................    54,484    46,361    48,733
  Promotion......................................    13,507    18,882    22,360
  Other..........................................    55,976    51,843   105,843
                                                   --------  --------  --------
    Total non-interest expenses..................   512,621   497,915   628,335
Income (loss) before taxes.......................   (21,979)  (12,775)   (1,476)
  Income tax benefit.............................     6,125    10,537     3,294
                                                   --------  --------  --------
Net income (loss) after taxes....................   (15,854)   (2,238)    1,818
Cumulative effect at January 1, 1993 of change in
 accounting for income taxes.....................       --        --     (5,458)
                                                   --------  --------  --------
Net loss.........................................  $(15,854) $ (2,238) $ (3,640)
                                                   ========  ========  ========


          See accompanying notes to consolidated financial statements.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                               UNREALIZED
                          COMMON STOCK                          GAIN ON
                          ------------- ADDITIONAL UNAMORTIZED AVAILABLE  UNEARNED                           TOTAL
                                  NON-   PAID-IN   RESTRICTED   FOR SALE    ESOP    TREASURY ACCUMULATED STOCKHOLDERS'
                          VOTING VOTING  CAPITAL      STOCK    SECURITIES  SHARES    STOCK     DEFICIT      EQUITY
                          ------ ------ ---------- ----------- ---------- --------  -------- ----------- -------------
Balances at January 1,
 1993...................   $ 10   $--    $438,903    $   --     $   --    $    --     $--     $(284,807)   $154,106
Net loss................                                                                         (3,640)     (3,640)
                           ----   ----   --------    -------    -------   --------    ----    ---------    --------
Balances at December 31,
 1993...................     10    --     438,903        --         --         --      --      (288,447)    150,466
                           ----   ----   --------    -------    -------   --------    ----    ---------    --------
Capital contribution....                   19,000                                                            19,000
Net loss................                                                                         (2,238)     (2,238)
                           ----   ----   --------    -------    -------   --------    ----    ---------    --------
Balances at December 31,
 1994...................     10    --     457,903        --         --         --      --      (290,685)    167,228
                           ----   ----   --------    -------    -------   --------    ----    ---------    --------
Change in equity related
 to spinoff adjustments,
 net....................     98      1      6,587     (2,500)              (55,000)                         (50,814)
Deferred tax liability
 related to Section 338
 election...............                  (31,919)                                                          (31,919)
Common stock offering...      7             4,731                                                             4,738
Amount received from
 former parent under
 indemnification
 agreement..............                    7,124                                                             7,124
Amount due from former
 parent under
 indemnification
 agreement..............                    6,250                                                             6,250
Release of KSOP shares..                                                    32,125                           32,125
Dividends on
 exchangeable preferred
 stock..................                   (1,207)                                                           (1,207)
Accretion of preferred
 stock to redemption
 value..................                      (73)                                                              (73)
Change in unrealized
 gain for the period....                                         11,497                                      11,497
Vesting of restricted
 stock..................                               2,500                                                  2,500
Purchase of treasury
 stock..................                                                               (22)                     (22)
Net loss................                                                                        (15,854)    (15,854)
                           ----   ----   --------    -------    -------   --------    ----    ---------    --------
Balances at December 31,
 1995...................   $115   $  1   $449,396    $   --     $11,497   $(22,875)   $(22)   $(306,539)   $131,573
                           ====   ====   ========    =======    =======   ========    ====    =========    ========


          See accompanying notes to consolidated financial statements.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                 1995        1994      1993
                                              -----------  --------  ---------
Cash flows from operating activities:
  Net loss..................................  $   (15,854) $ (2,238) $  (3,640)
  Adjustments to reconcile net loss to net
   cash flows from operating activities:
    Depreciation and amortization...........       16,771    16,200     14,333
    Deferred income taxes...................      (20,926)    5,783    (15,434)
    Change in assets and liabilities:
      Cash and securities segregated under
       federal and other regulations........         (490)    1,093       (557)
      Receivables from/payables to:
        Customers...........................       30,253   (68,892)  (191,348)
        Brokers and dealers.................      (64,005)   20,570     19,285
        Affiliates..........................       21,798   (36,569)    24,641
        Others..............................      (13,326)    1,892     (5,739)
      Securities owned......................       36,860    88,316    (39,315)
      Securities purchased under agreements
       to resell............................   (1,079,897)  (24,131)   219,176
      Other assets..........................       21,605    12,414     (4,280)
      Securities sold, not yet purchased....       21,298    (6,689)    26,603
      Securities sold under agreements to
       repurchase...........................    1,057,611    43,298   (191,685)
      Accounts payable, accrued expenses,
       and other liabilities................       22,590   (35,361)    35,365
                                              -----------  --------  ---------
Net cash flows from operating activities....       34,288    15,686   (112,595)
                                              -----------  --------  ---------
Cash flows from investing activities:
  Proceeds from sale of investments in
   mortgage-backed securities...............       81,808     6,793        --
  Collections of principal on investments in
   mortgage-backed securities...............       15,743    44,598    110,816
  Purchase of investments in mortgage-backed
   securities...............................      (35,123)  (75,389)       --
  Acquisition of fixed assets, net..........       (2,508)  (20,780)   (15,796)
                                              -----------  --------  ---------
Net cash flows from investing activities....       59,920   (44,778)    95,020
                                              -----------  --------  ---------
Cash flows from financing activities:
  Proceeds from common stock offering.......        4,738       --         --
  Amount collected under indemnification
   agreement................................        7,124       --         --
  Capital contribution......................          --     19,000        --
  Proceeds from the issuance of
   collateralized mortgage obligations......       34,080    72,569        --
  Repayment of collateralized mortgage
   obligations..............................      (95,035)  (48,954)  (115,301)
  Debt issuance costs paid..................         (977)      --         --
  Increase (decrease) in bank loans payable.      (40,053)  (10,011)   124,889
  Purchase of treasury stock................          (22)      --         --
                                              -----------  --------  ---------
Net cash flows from financing activities....      (90,145)   32,604      9,588
                                              -----------  --------  ---------
Increase (decrease) in cash and cash
 equivalents................................        4,063     3,512     (7,987)
Cash and cash equivalents at beginning of
 year.......................................       10,522     7,010     14,997
                                              -----------  --------  ---------
Cash and cash equivalents at end of year....  $    14,585  $ 10,522  $   7,010
                                              ===========  ========  =========
Supplemental disclosure of cash flow
 information - interest paid to unaffiliated
 entities...................................  $    48,780  $ 37,410  $  40,210
                                              ===========  ========  =========

          See accompanying notes to consolidated financial statements.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) GENERAL INFORMATION

  EVEREN Capital Corporation ("EVEREN") was incorporated in Delaware in May 1995, for the purpose of acquiring all of the outstanding common stock of Kemper Securities Holdings, Inc. ("KSHI") and its subsidiaries including its primary subsidiary, Kemper Securities, Inc. ("KSI"); a clearing subsidiary, Kemper Clearing Corp. ("KCC"); and a data processing subsidiary, BETA Systems Inc. On September 13, 1995, KSHI, KSI and KCC changed their names to EVEREN Securities Holdings, Inc. ("ESHI"), EVEREN Securities, Inc. ("ESI") and EVEREN Clearing Corp. ("ECC"), respectively. Collectively, EVEREN and its subsidiaries are referred to in these Notes as the "Company". Prior to September 13, 1995, the consolidated financial statements present the financial condition, results of operations and cash flows of KSHI and subsidiaries.

  The Company is a financial services holding company, and is engaged primarily in the retail and institutional brokerage business, including investment banking and underwriting services. ESI and ECC are both registered as brokers and dealers in securities under the Securities Exchange Act of 1934 and as futures commissions merchants under the Commodities Exchange Act. ESI clears all transactions with and for customers on a fully disclosed basis through ECC. Another subsidiary, Gateway Mortgage Acceptance Corporation ("Gateway"), was formed to issue and sell one or more series of collateralized mortgage obligations ("CMOs") directly or through one or more beneficially owned trusts (each, a "Trust").

  On September 13, 1995, the Company completed its separation from its former parent, Kemper Corporation ("Kemper"), and became an independent, employee-owned company with publicly traded preferred stock. The preferred stock was issued to Kemper, which in turn distributed the shares to holders of Kemper common stock and to holders of certain Kemper common stock options and phantom stock units as a taxable distribution (the "Kemper Distribution"). Simultaneously, 10,437,781 shares of common stock, par value $.01 per share, of EVEREN, representing approximately 96% of such shares outstanding, were sold by Kemper to the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Trust which is part of the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan (collectively, the "KSOP") for an aggregate price of $71.4 million or $6.8405 per share (the "KSOP Purchase"). In accordance with the provisions of Accounting Principles Board Opinion No. 29, the Company's bases in its assets and liabilities were not adjusted as a result of the separation from Kemper or the KSOP Purchase.

  Following the Kemper Distribution and the KSOP Purchase, the KSOP offered to KSOP participants up to $25 million of common stock of the Company (3,654,685 shares at $6.8405 per share) as an investment option for a portion of their current account balances in the KSOP (the "Founders' Offering"). The offering price per share in the Founders' Offering was equal to the per share price paid by the KSOP in the KSOP Purchase. As part of the separation from Kemper, Kemper is obligated to indemnify the Company for the first $20 million of employer contributions to the KSOP. Of the $20 million to be received from Kemper, $13.4 million was collected prior to or within 30 days of December 31, 1995 and is recorded as additional paid-in capital.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of EVEREN and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

 Securities and Commodities Transactions

  Customer receivables and payables are recorded on a settlement date basis. The related commission revenues and expenses from securities and commodities transactions are recorded on trade date. Principal securities and commodities transactions are also recorded on trade date. Securities owned are recorded at market value, with unrealized gains and losses included in income.

  Securities transactions under agreements to resell and repurchase are collateralized transactions and are carried at the contract amounts at which the securities will be resold or reacquired, including accrued interest. It is the policy of the Company to take possession of the securities purchased under agreements to resell at the time such agreements are entered into. In the event that the market value of such securities falls below the contract amount of the related agreement to resell, the Company requests additional collateral.

 Fixed Assets

  Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation on fixed assets is generally recorded on a straight-line basis over the estimated useful lives of the assets, which range from four to seven years for furniture and equipment and up to thirty years for building and improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the economic life of the asset.

 Investment in Mortgage-backed Certificates/Collateralized Mortgage
Obligations

  The CMOs issued by Gateway are collateralized by certain mortgage-related instruments ("Certificates") and the investment of the proceeds relating to principal payments and interest on such Certificates. The CMOs are accounted for as borrowings. The Certificates are classified as "available-for-sale" and are accounted for at market value with unrealized gains or losses included in the equity section of the consolidated statement of financial condition. Market value is determined using current market valuations from an independent pricing service.

 Stock Based Compensation

  The Company accounts for stock-based compensation issued to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, which recognizes compensation cost based upon the intrinsic value at the date of grant of the equity instrument awarded.

  The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. The Company has elected, as permitted by SFAS No. 123, to adopt the disclosure requirement of that standard but continue to account for stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

 Income Taxes

  Income taxes are determined using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized.

  The Company and Kemper have each agreed to make an election under Section 338(h)10 of the Internal Revenue Code (the "Section 338 Election") with respect to the sale by Kemper and purchase by EVEREN of the common stock of ESHI (the "ESHI Purchase"). The impact of the Section 338 Election on the Company is

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES that the assets of ESHI and subsidiaries received a new, and overall lower, basis for federal income tax purposes. See Note 16 for a more detailed discussion of the impact of the Section 338 Election on the Company's financial statements.

  Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109") and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of operations.

 Supplemental Disclosure of Non-Cash Investing and Financing Activities

  The Company's 1995 separation from Kemper and the KSOP Purchase included non-cash spinoff adjustments which resulted in a net reduction in stockholders' equity of $50.8 million. The adjustments were comprised primarily of the following: $44.3 million of subordinated debt and $37.6 million in affiliated payables were converted to equity; $48.2 million in receivables from affiliates was forgiven as a result of termination of a tax sharing arrangement theretofore in place; preferred shares valued at $27.1 million were issued to Kemper, and $55 million in unearned KSOP shares were recorded.

  Other significant non-cash transactions in 1995 were as follows: in connection with the purchase of the common stock of the Company, $55.0 million in bank loans were incurred (the "KSOP Loans"), and in connection with the agreement of Kemper and the Company to make the Section 338 Election, a deferred tax liability of $31.9 million was established and reduced additional paid-in capital.

 Reclassifications

  Certain prior year amounts have been reclassified to conform with the 1995 financial statement presentation.

(3) CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

  The Company is required under the Commodity Exchange Act (the "Act") to account for and segregate all customer assets as defined by the Act, in connection with transactions in regulated commodities. As of December 31, 1995 and 1994, cash of approximately $406,000 and $489,000 and securities (primarily obligations of the U.S. Government) with a market value of approximately $15.2 million and $14.6 million, respectively, are segregated pursuant to the Act. At December 31, 1995, the Company was in compliance with the segregation requirements of the Act and had total segregated funds in excess of the aggregate required amount by approximately $4.1 million.

(4) RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

  The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extension of credit. Customer receivables include amounts due on margin balances. Customer payables include customers' free credit balances.

  Securities owned by customers and held by the Company as collateral or as margin and the market value of commodity option positions owned by customers are not included in the consolidated statement of financial condition. From time to time, the Company deposits customers' securities as margin with clearing organizations. At December 31, 1995 and 1994, such securities deposited as margin had an aggregate market value of $8.6 million and $11 million, respectively.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

(5) SECURITIES-AT MARKET VALUE

  Securities owned and securities sold, not yet purchased consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
OWNED                                                           1995     1994
-----                                                         -------- --------
Obligations of the U.S. Government or its agencies........... $ 62,808 $ 24,258
State and municipal obligations..............................   22,333   65,171
Corporate obligations........................................   44,954   45,234
Corporate stocks and warrants................................    9,205    4,748
Certificates of deposit......................................      --    37,624
Other........................................................    1,956    1,081
                                                              -------- --------
                                                              $141,256 $178,116
                                                              ======== ========
SOLD, NOT YET PURCHASED
-----------------------
Obligations of the U.S. Government or its agencies........... $ 70,130 $ 58,094
State and municipal obligations..............................      601    1,219
Corporate obligations........................................   13,809    8,615
Corporate stocks and warrants................................    7,085    2,128
Certificates of deposit......................................      --       275
Other........................................................        7        3
                                                              -------- --------
                                                              $ 91,632 $ 70,334
                                                              ======== ========

(6) SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

                                                             DECEMBER 31,
                                                          -------------------
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL              1995      1994
-----------------------------------------------           ---------- --------
                                                            (IN THOUSANDS)
U.S. Government and U.S. Government agency obligations
 with a market value of $1,339 million ($230 million at
 1994)................................................... $1,308,495 $228,598
                                                          ---------- --------
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
----------------------------------------------
U.S. Government and U.S. Government agency obligations
 with a market value of $1,313 million ($226 million at
 1994)................................................... $1,282,788 $225,177
                                                          ---------- --------

  The Company enters into collateralized transactions to resell and repurchase securities. These transactions are carried at the contract amounts at which the securities will be resold or reacquired plus accrued interest. At December 31, 1995, these agreements matured within ninety days. Securities purchased under agreements to resell averaged $550.1 million and $345.3 million during 1995 and 1994, and the maximum amounts outstanding at any month-end during 1995 and 1994 were $1,308.5 million and $481.0 million, respectively. Securities sold under agreements to repurchase averaged $538.8 and $320.6 million during 1995 and 1994, and the maximum amounts outstanding at any month-end during 1995 and 1994 were $1,282.8 million and $447.0 million, respectively. At December 31, 1995 these agreements to repurchase had a weighted-average interest rate of 5.96% (4.41% at December 31, 1994).

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

(7) INVESTMENTS IN MORTGAGE-BACKED CERTIFICATES

  As required by the related indenture provisions of the CMOs, the Certificates are held as collateral by a trustee of the Trust. The trustee collects principal and interest payments from the Certificates, reinvests the payments in eligible investments, and makes principal and interest payments on the CMOs. A summary of the Certificates, available-for-sale as follows (in thousands):

                                                                 DECEMBER 31,
                                                               -----------------
                                                                 1995     1994
                                                               -------- --------
      Amortized cost.......................................... $143,949 $206,377
      Gross unrealized gains..................................   12,508      --
                                                               -------- --------
      Market value............................................ $156,457 $206,377
                                                               ======== ========

(8)COLLATERALIZED MORTGAGE OBLIGATIONS

  Receipt of principal and interest from the Certificates, including prepayments, and income earned on the reinvestment of such amounts is applied to the extent required by the indenture to make monthly payments of principal on the CMOs. All payments of principal on the CMOs are allocated to the classes of CMOs in accordance with the terms of the standard indenture provisions. Interest rates on the CMOs are fixed and range from 7.25% to 9.60% per year. The stated maturities range from June 1, 2019 through May 31, 2026 and represent the dates on which the CMOs of each class are expected to be fully paid. The actual maturities of the CMOs will depend on the rate of principal payments, including prepayments, on the Certificates. The CMOs may be subject to redemption at the option of Gateway, in the circumstances and at the redemption price set forth in the related prospectus.

(9) FIXED ASSETS

  Fixed assets consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
      Building and improvements.............................. $  3,811 $  9,578
      Furniture and equipment................................  116,784  118,499
      Leasehold improvements.................................   24,834   24,975
                                                              -------- --------
      Total cost.............................................  145,429  153,052
      Less accumulated depreciation and amortization.........   96,026   90,170
                                                              -------- --------
      Net fixed assets....................................... $ 49,403 $ 62,882
                                                              ======== ========

(10) BANK LOANS PAYABLE

  Included in bank loans payable at December 31, 1995 and 1994, are $275 million and $315.1 million in loans drawn from approximately $500 million in lines of credit extended by seven banks to ECC. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity and customer margin activity levels. Under such lines of credit, the Company has unsecured borrowings totaling $30 million and $20 million at December 31, 1995 and 1994. The remaining borrowings are secured by customers' margin securities and the Company's securities inventory. The rates on these borrowings are based on the federal funds rate (6% at December 31, 1995).

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

  At December 31, 1995, bank loans payable also include the KSOP loans discussed in Note 2. At December 31, 1995, $32.2 million of the original amounts outstanding have been retired. The remaining $22.8 million is a four-year secured amortizing term loan with minimum principal repayments due at the end of each calendar quarter beginning with December 31, 1995. During each twelve-month period following the borrowing, minimum principal repayments are due as follows:

                                                                    PRINCIPAL
       PERIOD ENDING                                                REDUCTION
       -------------                                               ------------
      December 31, 1996........................................... $6.0 million
      December 31, 1997........................................... $8.0 million
      December 31, 1998........................................... $8.8 million

  The interest rates on the KSOP loans are currently based on the three-month LIBOR. At December 31, 1995, the annualized rate of interest on the loan balance was 7.1%.

(11)NET CAPITAL REQUIREMENTS, DIVIDEND RESTRICTIONS AND COMMON STOCK REPURCHASE OBLIGATION

  In accordance with the rules and regulations of the Securities and Exchange Commission for registered brokers and dealers, the capital rules of the New York Stock Exchange and Regulation 1.17 of the Commodity Futures Trading Commission, ESI and ECC must maintain minimum net capital. Both ESI and ECC operate under the alternative method, as defined, of computing minimum net capital. Such net capital requirements could restrict the ability of each subsidiary to pay dividends to its parent. At December 31, 1995 and 1994, ESI had net capital of approximately $94.2 million and $60.8 million, respectively, which was approximately $93.2 million and $59.8 million, respectively, in excess of its required minimum net capital; and at each date ECC had net capital of approximately $58.6 million and $53.3 million, respectively, which were approximately $45 million and $40.3 million, respectively, in excess of its required minimum net capital.

  Under the terms of the agreements for the KSOP loans, the Company may not pay any dividends on its common stock until the KSOP loans are repaid.

  Pursuant to the provisions of the KSOP, the Company is required to repurchase at fair market value any shares of common stock allocated to the accounts of retiring or other terminating plan participants who desire to avail themselves of such KSOP provisions. Such repurchases are generally to be made within one year following the end of the calendar year during which the participant retires or six years following the end of the calendar year in which the participant terminates employment.

(12) DEFINED CONTRIBUTION PLAN

  As of September 13, 1995, EVEREN assumed sponsorship of and restated the KSI Profit Sharing Plan in the form of the KSOP. EVEREN maintains the KSOP to provide employees with an opportunity to accumulate funds for retirement and acquire ownership interests in the voting common stock of EVEREN. Participants are eligible to make pre-tax contributions to the KSOP and share in employer contributions. Total contribution expense for the years ended December 31, 1995, 1994 and 1993 was approximately $19.4 million, $9.4 million and $8.8 million, respectively.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

(13) POSTRETIREMENT BENEFITS

  The Company currently sponsors a plan that provides postretirement medical, dental, and life insurance benefits for substantially all employees. Employees generally become eligible for the post-retirement benefit plans when they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees. The Company has reserved the right to change or eliminate the benefit plan. The Company accrues the expected cost of providing these post-retirement benefits during the years that the employee renders the necessary service.

  Actuarial assumptions used to determine net periodic post-retirement benefit cost include an annual discount rate of 7% for 1995 and 1994, and 8% for 1993. Actuarial assumptions used to determine the accumulated post-retirement benefit obligation at December 31, 1995 and 1994 include an annual discount rate of 7% and 8%, respectively.

  Net periodic post-retirement benefit cost for the years ended December 31 include the following components (in thousands):

                                                            1995    1994   1993
                                                           ------  ------ ------
      Service cost of benefits earned....................  $  618  $  918 $  792
      Interest cost on accumulated postretirement benefit
       obligation........................................   1,305   1,433  1,315
      Amortization of unrecognized loss (gain)...........    (149)     14    --
                                                           ------  ------ ------
      Net periodic postretirement benefit cost...........  $1,774  $2,365 $2,107
                                                           ======  ====== ======

  The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated statement of financial condition at December 31 (in thousands):

  Accumulated post-retirement benefit obligation:

                                                                 1995    1994
                                                                ------- -------
      Retirees................................................. $ 3,637 $ 8,754
      Fully eligible active participants.......................   4,255   3,810
      Other active participants................................   7,773   3,746
                                                                ------- -------
      Accumulated post-retirement benefit obligation...........  15,665  16,310
      Plan assets at fair value................................     --      --
                                                                ------- -------
      Accumulated post-retirement benefit obligation in excess
       of plan
       assets..................................................  15,665  16,310
      Unrecognized actuarial gain..............................   4,902   3,121
                                                                ------- -------
      Accrued post-retirement benefit cost..................... $20,567 $19,431
                                                                ======= =======

  For measurement purposes, a 9% annual rate of increase in the per capita health care cost trend rate was assumed for 1996; the rate was assumed to decrease gradually to 6% by the year 1999 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated post-retirement benefit obligation as of December 31, 1995 by approximately $2.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1995 by approximately $327,000.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

(14) EXCHANGEABLE PREFERRED STOCK

  As discussed in Note 1, on September 13, 1995, EVEREN sold 1,202,805 shares of Series A Exchangeable Preferred Stock ("Exchangeable Preferred Stock") having a liquidation preference of $25 per share and a dividend rate of 13.5% per year. The Exchangeable Preferred Stock must be redeemed by the Company at a price of $25 per share plus unpaid dividends on September 15, 2007. At the Company's option, such shares may be redeemed earlier at specified premiums. The Exchangeable Preferred Stock was recorded at an amount based on the range at which such shares traded on the issuance date. For the year ended December 31, 1995, dividends on the Exchangeable Preferred Stock were approximately $1.2 million.

  The Company may, at its option subject to certain limitations, exchange up to $58,750,000 aggregate principal amount of 13.5% Junior Subordinated Debentures ("Debentures") due 2007 for all outstanding shares of Exchangeable Preferred Stock at the rate of $25 principal amount of Debentures for each share of Exchangeable Preferred Stock.

  Dividends on the Exchangeable Preferred Stock are cumulative, payable quarterly beginning on December 15, 1995 and may be paid in cash or in kind, until September 15, 2000, at which time dividends must be paid in cash.

(15) STOCK OPTIONS

  On December 15, 1995, the Company granted options to purchase 994,075 shares of its common stock to certain of its employees. The options become exercisable on December 19, 2000, must be exercised within 10 years from the date of grant, and are exercisable at a price of $6.8405 per share. Management believes the exercise price of the options granted approximated the fair value of the Company's common stock as of the date of grant. Accordingly, no compensation expense was recognized in 1995. All such options were outstanding at December 31, 1995.

(16) INCOME TAXES

  The income tax expense (benefit) for the years ended December 31 was as follows (in thousands):

                                                     1995      1994      1993
                                                   --------  --------  --------
      U.S. Federal:
        Current................................... $ 13,193  $(16,801) $ 11,380
        Deferred..................................  (20,926)    5,783   (15,434)
                                                   --------  --------  --------
          Total...................................   (7,733)  (11,018)   (4,054)
      State and Local:
        Current...................................    1,922       671       767
        Deferred..................................     (314)     (190)       (7)
                                                   --------  --------  --------
          Total...................................    1,608       481       760
                                                   --------  --------  --------
                                                   $ (6,125) $(10,537) $ (3,294)
                                                   ========  ========  ========

  As a result of the Section 338 Election, ESHI will incur a tax basis reduction of approximately $97.3 million in its various assets. This reduction in tax basis will represent future taxable income to ESHI as the individual assets are converted to cash. Consequently, ESHI and its subsidiaries established a $31.9 million deferred tax liability as of September 13, 1995.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

  Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax loss as a result of the following (in thousands):

                                                     1995      1994     1993
                                                    -------  --------  -------
      Computed "expected" tax (benefit)............ $(7,694) $ (4,471) $  (516)
      Increase (reduction) in income taxes
       resulting from:
        Tax-exempt interest, net...................    (903)   (1,604)  (1,935)
        Prior year deferred compensation
         adjustment................................     --     (5,491)     --
        Adjustment to deferred tax assets and
         liabilities for enacted changes in tax
         laws and rates............................     --        --    (1,594)
        Travel and entertainment...................     457       696      209
        State and local income taxes, net of
         Federal income tax benefit................   1,045       313      494
        Other, net.................................     970        20       48
                                                    -------  --------  -------
                                                    $(6,125) $(10,537) $(3,294)
                                                    =======  ========  =======

  The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 is presented below (in thousands).

                                                                1995     1994
                                                              --------  -------
      Deferred tax assets:
        Accrued expenses..................................... $  3,312  $21,666
        Deferred compensation................................    2,035   12,387
        Deferred rent........................................       98    6,939
        Other................................................      --     3,581
                                                              --------  -------
          Total deferred tax assets..........................    5,445   44,573
                                                              --------  -------
      Deferred tax liabilities:
        Unrealized gain on available-for-sale securities.....    1,011      --
        Section 338 Election unrecognized basis difference...   29,763      --
        Plant and equipment, principally due to differences
         in depreciation.....................................       30    1,065
        Other................................................      759      249
                                                              --------  -------
          Total deferred tax liabilities.....................   31,563    1,314
                                                              --------  -------
      Net deferred tax assets (liabilities).................. $(26,118) $43,259
                                                              ========  =======

  The net deferred tax assets at December 31, 1994 are included in receivables from affiliates.

  As a result of its separation from Kemper, ESHI will no longer be a member of Kemper's consolidated tax group for Federal income tax purposes. EVEREN and Kemper have entered an agreement (the "Tax Sharing Agreement"), which provides that Kemper will be responsible for and receive the benefits of (i) all settlements with the Internal Revenue Service (the "IRS") for the 1990 and prior year tax periods, (ii) the impact of all tax items for the 1990 and prior year tax periods theretofore identified by the IRS that reverse during the period January 1, 1991 through September 13, 1995 and (iii) all tax issues for the period from January 1, 1991 to September 13, 1995 identified by Kemper and EVEREN in the Tax Sharing Agreement. The Tax Sharing Agreement provides that EVEREN will be responsible for and receive the benefits of all tax liabilities and refunds attributable to the business of the Company after September 13, 1995. Tax returns for the years 1991 through 1993 are currently under examination by the IRS.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

  The Tax Sharing Agreement further obligates both EVEREN and Kemper to make the Section 338 Election. Though valid as between EVEREN and Kemper, the Tax Sharing Agreement is not binding on the IRS and does not affect the several liability of EVEREN, Kemper and their respective subsidiaries to the IRS for all federal taxes of the consolidated group relating to periods prior to September 13, 1995.

(17) RELATED-PARTY TRANSACTIONS

  Prior to the Company's separation from Kemper, it provided certain services to a wholly-owned subsidiary of Kemper. As a result, included in investment management income is approximately $14.1 million and $16.7 million, the Company received for acting as an underwriter and distributor of money market funds managed by a wholly-owned subsidiary of Kemper for the years ended December 31, 1994 and 1993, respectively. Included in commission revenue is approximately $17 million and $22.4 million representing commission earned from affiliates of a Kemper subsidiary for the sale of mutual funds and other products for the years ended December 31, 1994 and 1993, respectively. The management income and commission revenues represent standard broker fees and commission loads earned in the normal course of business.

  During 1994, a subsidiary of Kemper made an additional capital contribution of $19 million to the Company.

  Additional interest expense incurred on payables to affiliates other than that incurred on subordinated debt payable to affiliates amounted to $2.3 million and $2.5 million for the years ended December 31, 1994 and 1993, respectively.

(18) COMMITMENTS AND CONTINGENCIES

  The Company leases certain office space under various noncancelable operating leases with remaining terms greater than one year. Future minimum payments under noncancelable leases as of December 31, 1995 were approximately (in thousands):

                                                                       OPERATING
      YEAR ENDING DECEMBER 31,                                          LEASES
      ------------------------                                         ---------
      1996............................................................ $ 25,176
      1997............................................................   25,427
      1998............................................................   23,428
      1999............................................................   21,498
      2000............................................................   18,734
      Thereafter......................................................   77,510
                                                                       --------
      Total minimum lease payments.................................... $191,773
                                                                       ========

  Certain of the leases are subject to the operating costs of the particular facilities. Total rental expense for all operating leases, including expenses related to the abandonment of leased property, was approximately $46.8 million, $40.9 million and $40.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.

  The Company is obligated under unsecured letters of credit totaling approximately $30 million at December 31, 1995. The letters of credit are issued by banks to provide the required margin for customers' and introducing brokers' transactions with the Options Clearing Corporation. Such letters of credit are generally for periods of 6 to 12 months. The Company pays commitment fees on these letters of credit at an annual rate ranging from .75% to 2.0%.

  In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments, which were open at December 31, 1995 and subsequently settled, had no material effect on the consolidated statement of financial condition.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

(19) LITIGATION
  The Company has been named as a defendant in various legal actions in connection with its securities and commodities business. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial position of the Company but may be material to the Company's operating results for any particular period, depending upon the level of the Company's income for such period.

(20) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

  Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments, which include derivatives. The Company also uses derivative financial instruments to hedge market risk, primarily arising from fluctuations in interest rates, in its securities inventory. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities and commodities transactions, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

  The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased ("short sales") and the writing of option contracts. The Company also executes customer transactions in the purchase and sale of commodity futures contracts (including options on futures), substantially all of which are transacted on a margin basis subject to various exchange regulations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange, and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. In accordance with industry practice, the Company records customer securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The Company believes that the settlement of these transactions will not have a material effect on the Company's consolidated statement of financial condition.

  The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans, securities loaned and agreements to repurchase. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

  The Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors primarily located in the United States. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of other major brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligation pursuant to securities and commodities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company monitors credit risk on both an individual and group counterparty basis.

  To hedge interest rate exposure in its securities inventory, the Company uses exchange-traded futures and option contracts that contain varying degrees of off-balance-sheet risk, whereby changes in the market values of the underlying securities or other financial instruments may be in excess of the amounts reflected in the consolidated statement of financial condition. In light of this strategy, the Company does not expect any material losses relating to such derivative instruments that would not be offset with corresponding gains on the securities hedged. These derivative instruments, which consist solely of exchange-traded futures and option contracts, are carried in the consolidated statement of financial condition at December 31, 1995 and 1994 at their quoted market values of $77,000 and $0.8 million, respectively in aggregate, and have aggregate notional values of approximately $10.2 million and $33 million, respectively. The average market value of these derivative instruments during 1995 approximated $199,000.

(21) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments are carried at fair value or at amounts which approximate fair value. Customer receivables, primarily consisting of floating-rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made within the industry. Reverse repurchase/repurchase agreements, securities borrowed/loaned, and notes payable to banks are carried at contract amount plus accrued interest or at the amount of cash collateral advanced or received, which approximates fair value due to their highly liquid nature and short maturity. The Company's remaining financial instruments are generally short-term in nature and are typically liquidated at their carrying values.

(22) QUARTERLY INFORMATION (UNAUDITED) (IN THOUSANDS)

                                                       QUARTER
                                         --------------------------------------
1995                                      FIRST     SECOND    THIRD     FOURTH
----                                     --------  --------  --------  --------
Total revenues.......................... $125,801  $134,779  $138,704  $143,885
Income (loss) before income taxes.......   (5,146)    1,020   (28,504)   10,651
Net income (loss).......................   (3,216)      503   (19,379)    6,238
                                                       QUARTER
                                         --------------------------------------
1994                                      FIRST     SECOND    THIRD     FOURTH
----                                     --------  --------  --------  --------
Total revenues.......................... $151,378  $131,756  $119,972  $126,864
Income (loss) before income taxes.......    3,652    (3,974)   (7,066)   (5,387)
Net income (loss).......................    2,677    (2,561)   (3,117)      763

                  EVEREN CAPITAL CORPORATION AND SUBSIDIARIES

(23) SUBSEQUENT EVENTS

 Quasi-Reorganization

  In February 1996, the Company's Board of Directors authorized senior management to take the appropriate steps necessary to effect a quasi-reorganization. Under a quasi-reorganization, the Company is required to adjust its assets and liabilities to fair value, record any resulting net write-down and apply its additional paid-in capital to eliminate any deficiency in accumulated earnings. Management believes any net write-down will not be material to the consolidated financial statements at December 31, 1995 and therefore will have no material effect on the Company's results of operations in future periods.

 Sale of Subsidiary

  On March 28, 1996, the Company entered into an agreement to sell BETA Systems Inc. ("BETA"), a wholly-owned subsidiary for approximately $63.5 million. The sale is expected to result in an aftertax gain of approximately $30.0 million. BETA accounted for approximately $15.9 million of the Company's consolidated revenues for 1995 and $16.5 million of its consolidated assets at December 31, 1995. BETA will continue to provide data processing and quote services to the Company pursuant to existing agreements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY EVEREN CAPITAL
CORPORATION OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SO-LICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF EVEREN CAPITAL COR-PORATION SINCE SUCH DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Company History...........................................................   13
Dividend Policy...........................................................   15
Dilution..................................................................   15
Use of Proceeds...........................................................   16
Capitalization............................................................   17
Selected Historical Consolidated Financial and Operating Data.............   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   35
Regulation................................................................   46
Capital Requirements......................................................   47
Management ...............................................................   48
Company Stock Plans.......................................................   55
Certain Relationships and Related Transactions............................   58
Principal Stockholders....................................................   59
Description of Capital Stock..............................................   60
Shares Eligible for Future Sale...........................................   63
Certain U.S. Tax Consequences to Non-U.S. Holders.........................   64
Underwriters..............................................................   67
Legal Matters.............................................................   71
Change in Independent Accountants.........................................   71
Experts...................................................................   71
Additional Information....................................................   72
Index to Financial Statements.............................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 SHARES

                                    ------
                                    EVEREN
                                    ------

                                 EVEREN CAPITAL
                                  CORPORATION

                                  COMMON STOCK

                              ------------------
                                   PROSPECTUS
                              ------------------

                            EVEREN SECURITIES, INC.

                              MORGAN STANLEY & CO.
                                 INCORPORATED

                                LEHMAN BROTHERS

                                October 8, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                               4,000,000 SHARES

                                    ------
                                    EVEREN
                                    ------

                          EVEREN CAPITAL CORPORATION

                                 COMMON STOCK

  All of the shares of Common Stock offered hereby are being sold by EVEREN Capital Corporation. Of the shares being offered, 800,000 shares are being offered initially outside of the United States and Canada by the International Underwriters and 3,200,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters. See "Underwriters." Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price was determined by agreement between the Company and the Underwriters in accordance with the recommendation of a "qualified independent underwriter" as required by the Conduct Rules of the National Association of Securities Dealers, Inc. See "Underwriters" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange under the symbol EVR, subject to notice of issuance.

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
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
                                                      UNDERWRITING
                                            PRICE     DISCOUNTS AND  PROCEEDS TO
                                          TO PUBLIC  COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share..............................    $18.50        $1.295        $17.205
--------------------------------------------------------------------------------
Total(3)...............................  $74,000,000   $5,180,000    $68,820,000
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses payable by the Company, estimated at $900,000.
(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 600,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If such option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $85,100,000, $5,957,000 and $79,143,000, respectively. See "Underwriters."

                               ----------------

  The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Katten Muchin & Zavis, counsel for the Underwriters. It is expected that delivery of the shares will be made on or about October 11, 1996 at the office of EVEREN Securities, Inc. in New York, New York, against payment therefor in immediately available funds.

EVEREN SECURITIES, INC.

                             MORGAN STANLEY & CO.
                                 INTERNATIONAL
                                                                LEHMAN BROTHERS

                                October 8, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY EVEREN CAPITAL
CORPORATION OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SO-LICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF EVEREN CAPITAL COR-PORATION SINCE SUCH DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Company History...........................................................   13
Dividend Policy...........................................................   15
Dilution..................................................................   15
Use of Proceeds...........................................................   16
Capitalization............................................................   17
Selected Historical Consolidated Financial and Operating Data.............   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   35
Regulation................................................................   46
Capital Requirements......................................................   47
Management ...............................................................   48
Company Stock Plans.......................................................   55
Certain Relationships and Related Transactions............................   58
Principal Stockholders....................................................   59
Description of Capital Stock..............................................   60
Shares Eligible for Future Sale...........................................   63
Certain U.S. Tax Consequences to Non-U.S. Holders.........................   64
Underwriters..............................................................   67
Legal Matters.............................................................   71
Change in Independent Accountants.........................................   71
Experts...................................................................   71
Additional Information....................................................   72
Index to Financial Statements.............................................  F-1

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--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------


                                4,000,000 SHARES

                                    ------
                                    EVEREN
                                    ------

                                 EVEREN CAPITAL
                                  CORPORATION

                                  COMMON STOCK

                              ------------------

                                   PROSPECTUS

                              ------------------

                            EVEREN SECURITIES, INC.

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                                LEHMAN BROTHERS

                                October 8, 1996

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